Exhibit 99.2
EXECUTION VERSION

CREDIT AGREEMENT
dated as of
November 14, 2025
among

WALDENCAST PLC,
as Parent,

MILK MAKEUP LLC and OBAGI COSMECEUTICALS LLC,
as Borrowers,

The Lenders Party Hereto,

and

LSSF II OFFSHORE INVESTMENTS, LP,
as Administrative Agent

Page
SECTION 1.01.    Defined Terms    1
SECTION 1.02.    Classification of Loans and Borrowings    41
SECTION 1.03.    Terms Generally    41
SECTION 1.04.    Accounting Terms; Changes in GAAP; Rounding    41
SECTION 1.05.    Times of Day    42
SECTION 1.06.    [Reserved]    42
SECTION 1.07.    Currency Equivalents Generally; Change of Currency    42
SECTION 1.08.    Timing of Payment and Performance    42
SECTION 1.09.    Jersey Terms    43
SECTION 1.10.    [Reserved]    43
SECTION 1.11.    Divisions    43
SECTION 1.12.    Certain Calculations    43
SECTION 1.13.    Basket Amounts and Application of Multiple Relevant Provisions    45
SECTION 1.14.    Cashless Roll    45
ARTICLE II The Credits    45
SECTION 2.01.    Commitments    45
SECTION 2.02.    Loans and Borrowings.    46
SECTION 2.03.    Requests for Borrowings    46
SECTION 2.04.    [Reserved]    46
SECTION 2.05.    [Reserved]    46
SECTION 2.06.    [Reserved]    46
SECTION 2.07.    Funding of Borrowings    46
SECTION 2.08.    [Reserved]    46
SECTION 2.09.    [Reserved]    46
SECTION 2.10.    Repayment of Loans; Evidence of Debt    46
SECTION 2.11.    Prepayment of Loans    47
SECTION 2.12.    Fees    48
SECTION 2.13.    Interest    49
SECTION 2.14.    [Reserved]    49
SECTION 2.15.    Increased Costs    49
SECTION 2.16.    [Reserved]    50
SECTION 2.17.    Taxes    50
SECTION 2.18.    Payments Generally; Allocations of Proceeds; Pro Rata Treatment; Sharing of Setoffs    54
SECTION 2.19.    Mitigation Obligations; Replacement of Lenders    55
SECTION 2.20.    [Reserved]    55
SECTION 2.21.    Defaulting Lenders    55
SECTION 2.22.    Administrative Borrower; Joint and Several Liability of the Borrowers    56
ARTICLE III Representations and Warranties    57
SECTION 3.01.    Organization; Powers; Subsidiaries    57
SECTION 3.02.    Authorization; No Contravention    57
SECTION 3.03.    Governmental Approvals; Other Consents    58
i

(continued)
Page
SECTION 3.04.    Binding Effect    58
SECTION 3.05.    Financial Condition; No Material Adverse Change    58
SECTION 3.06.    Litigation    58
SECTION 3.07.    No Default    58
SECTION 3.08.    Ownership of Property; Liens    58
SECTION 3.09.    Environmental    59
SECTION 3.10.    Insurance    59
SECTION 3.11.    Taxes    59
SECTION 3.12.    Indebtedness    59
SECTION 3.13.    [Reserved]    59
SECTION 3.14.    ERISA Compliance; Labor Matters    59
SECTION 3.15.    Subsidiaries; Equity Interests    60
SECTION 3.16.    Margin Regulations; Investment Company Act    60
SECTION 3.17.    Disclosure    60
SECTION 3.18.    Compliance with Laws    60
SECTION 3.19.    Use of Proceeds    61
SECTION 3.20.    Intellectual Property; Licenses    61
SECTION 3.21.    Solvency    61
SECTION 3.22.    Collateral Documents    61
SECTION 3.23.    Senior Debt    61
SECTION 3.24.    Anti-Terrorism; Anti-Money Laundering; Etc    61
SECTION 3.25.    Anti-Corruption Laws    62
SECTION 3.26.    Affected Financial Institution    62
SECTION 3.27.    Jersey Regulation and Tax    62
SECTION 3.28.    Permits, Etc    62
SECTION 3.29.    Health Care    62
ARTICLE IV Conditions    63
SECTION 4.01.    Closing Date    63
ARTICLE V Affirmative Covenants    65
SECTION 5.01.    Financial Statements    65
SECTION 5.02.    Certificates; Other Information    66
SECTION 5.03.    Notices of Material Events    68
SECTION 5.04.    Preservation of Existence, Etc    68
SECTION 5.05.    Maintenance of Properties    68
SECTION 5.06.    Maintenance of Insurance    68
SECTION 5.07.    Compliance with Laws    69
SECTION 5.08.    Books and Records    69
SECTION 5.09.    Inspection Rights    69
SECTION 5.10.    Use of Proceeds    70
SECTION 5.11.    Covenant to Guarantee Obligations and Give Security    70
SECTION 5.12.    Compliance with Environmental Laws    73
SECTION 5.13.    Lender Calls    74

(continued)
Page
SECTION 5.14.    Further Assurances    74
SECTION 5.15.    Post-Closing Obligations    74
SECTION 5.16.    [Reserved]    74
SECTION 5.17.    Health Care    74
SECTION 5.18.    Liquidity Event.    75
SECTION 5.19.    Board Observer.    76
SECTION 5.20.    Specified Warrants.    78
SECTION 5.21.    Taxes    78
ARTICLE VI Negative Covenants    78
SECTION 6.01.    Liens    78
SECTION 6.02.    Investments    81
SECTION 6.03.    Indebtedness    84
SECTION 6.04.    Fundamental Changes    86
SECTION 6.05.    Dispositions    87
SECTION 6.06.    Restricted Payments    89
SECTION 6.07.    Change in Nature of Business    91
SECTION 6.08.    Transactions with Affiliates    91
SECTION 6.09.    Restrictive Agreements    92
SECTION 6.10.    Use of Proceeds    93
SECTION 6.11.    Maximum Net Leverage Ratio    93
SECTION 6.12.    Amendments to Organization Documents    93
SECTION 6.13.    Fiscal Year    93
SECTION 6.14.    Prepayments of Indebtedness    93
SECTION 6.15.    Sale and Leaseback Transactions    94
SECTION 6.16.    Amendments to Indebtedness    94
SECTION 6.17.    The Parent    94
ARTICLE VII Events of Default    94
SECTION 7.01.    Events of Default    94
SECTION 7.02.    Remedies Upon an Event of Default    96
SECTION 7.03.    Application of Payments    98
ARTICLE VIII The Administrative Agent    98
SECTION 8.01.    Authorization and Action    98
SECTION 8.02.    Administrative Agent’s Reliance, Limitation of Liability, Etc    100
SECTION 8.03.    Posting of Communications    101
SECTION 8.04.    The Administrative Agent Individually    102
SECTION 8.05.    Successor Administrative Agent    102
SECTION 8.06.    Acknowledgements of Lenders    103
SECTION 8.07.    Collateral Matters    105
SECTION 8.08.    Credit Bidding    106
SECTION 8.09.    Certain ERISA Matters    107

(continued)
Page
SECTION 8.10.    Certain Foreign Pledge Matters    108
ARTICLE IX Miscellaneous    109
SECTION 9.01.    Notices    109
SECTION 9.02.    Waivers; Amendments    110
SECTION 9.03.    Expenses; Limitation of Liability; Indemnity Etc    113
SECTION 9.04.    Successors and Assigns    114
SECTION 9.05.    Survival    119
SECTION 9.06.    Counterparts; Integration; Effectiveness; Electronic Execution    119
SECTION 9.07.    Severability    120
SECTION 9.08.    Right of Setoff    120
SECTION 9.09.    Governing Law; Jurisdiction; Consent to Service of Process    120
SECTION 9.10.    WAIVER OF JURY TRIAL    121
SECTION 9.11.    Headings    121
SECTION 9.12.    Confidentiality    121
SECTION 9.13.    USA PATRIOT Act    122
SECTION 9.14.    Releases of Guarantors    123
SECTION 9.15.    Appointment for Perfection    124
SECTION 9.16.    Interest Rate Limitation    124
SECTION 9.17.    No Fiduciary Duty, etc    124
SECTION 9.18.    Acknowledgement and Consent to Bail-In of Affected Financial Institutions    125
SECTION 9.19.    [Reserved].    125
SECTION 9.20.    Borrower for Tax Purposes    125

(continued)
Page

SCHEDULES:†

Schedule 2.01A – Term Tranche A Loan Commitments
Schedule 2.01B – Term Tranche B Loan Commitments
Schedule 3.01 – Guarantors
Schedule 3.15 – Subsidiaries; Equity Interests Schedule 3.18 – Compliance with Laws
Schedule 3.28 – Permits, Etc. Schedule 3.29 – Health Care Schedule 5.07 – Compliance with Laws Schedule 5.17 – Health Care Schedule 5.11(a) – Agreed Security Principles
Schedule 5.11(b) – Mortgaged Property
Schedule 5.15 – Post-Closing Obligations
Schedule 6.01 – Existing Liens
Schedule 6.02 – Existing Investments Schedule 6.03 – Existing Indebtedness
Schedule 6.08 – Transactions with Affiliates

EXHIBITS:†

Exhibit A – Form of Assignment and Assumption
Exhibit B-1 – Form of U.S. Tax Certificate (Foreign Lenders That Are Not Partnerships)
Exhibit B-2 – Form of U.S. Tax Certificate (Foreign Participants That Are Not Partnerships)
Exhibit B-3 – Form of U.S. Tax Certificate (Foreign Participants That Are Partnerships)
Exhibit B-4 – Form of U.S. Tax Certificate (Foreign Lenders That Are Partnerships)
Exhibit C – Form of Borrowing Request
Exhibit D – Form of Term Loan Note
Exhibit E – Form of Compliance Certificate Exhibit F – Form of Specified Warrants Exhibit G – [Reserved]
Exhibit H – Form of Solvency Certificate

†    Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and exhibits have been omitted. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
v

CREDIT AGREEMENT (this “Agreement”) dated as of November 14, 2025, among WALDENCAST PLC, a public limited company incorporated in Jersey (the “Parent” or “Waldencast”), MILK MAKEUP LLC, a Delaware limited liability company (“Milk”), and OBAGI COSMECEUTICALS LLC, a Delaware limited liability company (“Obagi”, and collectively with Milk, the “Borrowers”, and each, a “Borrower”), the LENDERS from time to time party hereto, and LSSF II OFFSHORE INVESTMENTS, LP, an Ontario limited partnership acting by its general partner, Lumina Fund II GP Ltd., as Administrative Agent.
WHEREAS, the Borrowers have requested that the Lenders extend credit in the form of Term Loans to the Borrowers on the Closing Date, in an aggregate principal amount of $225,000,000;
WHEREAS, the Borrowers shall use the proceeds of the Term Loans to (i) consummate the Existing Credit Agreement Refinancing, (ii) pay the fees and expenses in connection with the consummation of the Transactions, and (iii) fund working capital and for general corporate purposes; and
WHEREAS, the Lenders are willing to make available to the Borrowers the term loan described herein upon the terms and subject to the conditions set forth herein;
NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto agree as follows:
Article I

Definitions
Section 1.01.Defined Terms. As used in this Agreement, the following terms have the meanings specified below:
“Administrative Agent” means LSSF II Offshore Investments, LP, an Ontario limited partnership acting by its general partner, Lumina Fund II GP Ltd., in its capacity as administrative agent for the Lenders hereunder.
“Administrative Borrower” means Obagi.
“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.
“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.
“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. Notwithstanding anything herein to the contrary, in no event shall the Administrative Agent or any Lender be considered an “Affiliate” of any Loan Party.
“Agent-Related Person” has the meaning assigned to such term in Section 9.03(d).
“Agreed Security Principles” means the provisions set forth on Schedule 5.11(a).
“Agreement” has the meaning assigned to such term in the introductory paragraph.
“Ancillary Document” has the meaning assigned to such term in Section 9.06.

“Anti-Corruption Laws” means any law or regulation in a U.S. or any non-U.S. jurisdiction regarding bribery or any other corrupt activity, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, the Corruption of Foreign Public Officials Act of 1998 (Canada) (and all rules and regulations promulgated under any of the foregoing) and all other laws, rules, regulations and requirements of any jurisdiction that are applicable to the Parent, any Borrower or any Subsidiary concerning or relating to bribery or corruption of public officials.
“Anti-Money Laundering Laws” has the meaning assigned to such term in Section 3.24.
“Applicable Parties” has the meaning assigned to such term in Section 8.03(c).
“Applicable Percentage” means, with respect to any Lender, (x) prior to the initial funding hereunder on the Closing Date, a percentage equal to a fraction the numerator of which is such Lender’s Term Loan Commitment and the denominator of which is the aggregate Term Loan Commitments of all Term Lenders (if the Term Loan Commitments have terminated or expired prior to the Closing Date, the Applicable Percentages shall be determined based upon the Term Loan Commitments most recently in effect, giving effect to any assignments) and (y), thereafter, a percentage equal to a fraction the numerator of which is such Lender’s outstanding principal amount of the Term Loans and the denominator of which is the aggregate outstanding principal amount of the Term Loans of all Term Lenders.
“Applicable Premium” means, in the event that an Applicable Premium Trigger Event occurs:
(a)on or prior to the Targeted Liquidity Event Date (the “MOIC Payment Period”), an amount equal to the MOIC Amount;
(b)after the Targeted Liquidity Event Date but on or prior to the date that is fifteen months after the Closing Date (the “Second Period”), an amount equal to 7.50% of the aggregate amount of all Term Loans so prepaid or repaid; and
(c)after the Second Period and until the Maturity Date, an amount equal to 5.00% of the aggregate amount of all Term Loans so prepaid or repaid.
“Applicable Premium Trigger Event” means any payment by any Loan Party of all, or any part, of the principal balance of any Term Loan for any reason (including any (i) voluntary prepayments, (ii) any mandatory prepayments and (iii) any payments made pursuant to Section 2.11(c)) whether before or after the occurrence of an Event of Default and notwithstanding any acceleration (for any reason) of the Obligations.
“Approved Electronic Platform” has the meaning assigned to such term in Section 8.03(a).
“Approved Fund” has the meaning assigned to such term in Section 9.04(b).
“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form (including electronic records generated by the use of an electronic platform) approved by the Administrative Agent.

“ASU” has the meaning assigned to such term in Section 1.04(d).
“Attributable Indebtedness” means, on any date, in respect of any Capital Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.
“Available Amount” means, as at any date of determination, an amount equal to (a) an amount, which shall not be less than zero, equal to (i) to the extent constituting income (rather than loss), 50% of Consolidated Net Income, or (ii) to the extent constituting loss (rather than income), 100% of Consolidated Net Income (it being understood that such any loss shall reduce rather than increase the Available Amount), in each case, for the period from the first day of the first full fiscal quarter commencing after the Closing Date to and including the last day of the most recently completed fiscal quarter with respect to which the Administrative Agent has received the Compliance Certificate required to be delivered pursuant to Section 5.02(a), plus (b) to the extent received in cash in the initial issuance or incurrence, the net proceeds of issuances or incurrences of Indebtedness or Disqualified Equity Interests after the Closing Date of the Parent, any Borrower or any Subsidiary owed or issued, as the case may be, to a Person other than the Parent, any Borrower or any Subsidiary which shall have been subsequently exchanged for or converted into Equity Interests (other than Disqualified Equity Interests) of the Parent at such time, plus (c) the net cash proceeds received by the Parent, the Borrowers and the Subsidiaries in respect of Dispositions (other than to the Parent, any Borrower or any Subsidiary) of Investments made using the Available Amount, plus (d) returns received in cash or Cash Equivalents by the Parent, the Borrowers and the Subsidiaries on Investments made using the Available Amount, minus (e) any portion of such amount utilized by the Parent, either Borrower or any Subsidiary on or prior to such date of determination to make (1) Investments pursuant to Section 6.02(c)(iv)(C)(2), (2) Investments pursuant to Section 6.02(o)(2), (3) Restricted Payments pursuant to Section 6.06(e)(2) or Section 6.06(f), or (4) prepayments, redemptions, purchases, defeasances or other payments of Junior Indebtedness pursuant to Section 6.14(c)(2).
“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.
“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).
“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute.
“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a voluntary or involuntary bankruptcy, winding-up, liquidation or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization, winding-up or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment or has had any order for relief in such proceeding entered in respect thereof; provided that, a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, unless such ownership interest results in or provides such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permits such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.
“Beneficial Ownership Certification” means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.
“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.
“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.
“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.
“Borrower” and “Borrowers” each has the meaning assigned to such term in the introductory paragraph.
“Borrower Materials” has the meaning assigned to such term in Section 5.02.
“Borrower Notice” has the meaning assigned to such term in Section 5.11(b).
“Borrowing” means a Term Loan of the same Class made on the same date.
“Borrowing Request” means a request by the Administrative Borrower for a Borrowing in accordance with Section 2.03, which shall be substantially in the form attached hereto as Exhibit C-1 or any other form approved by the Administrative Agent.
“Business Day” means any day (other than a Saturday or a Sunday) on which banks are open for business in New York City.
“Capital Expenditures” means, with respect to any Person for any period, the sum of (a) the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by such Person and its Subsidiaries during such period that in accordance with GAAP are or are required to be included as capital expenditures on the consolidated statement of cash flows for such period, or in “property, plant and equipment” or in a similar fixed asset account on its balance sheet, including all Capital Lease Obligations, obligations under synthetic leases and capitalized software costs that are paid or due and payable during such period and (b) to the extent not covered by clause (a) above, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by such Person and its Subsidiaries during such period to acquire by purchase or otherwise the business or fixed assets of, or the Equity Interests of, any other Person.

“Capital Lease” means, with respect to any Person, any capital lease or financing lease that (subject to Section 1.04) is required by GAAP to be accounted for as a capital lease or financing lease.
“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease, which obligations are required to be classified and accounted for as Capital Leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP, in each case subject to Section 1.04.
“Captive Insurance Subsidiary” means any Subsidiary that is subject to regulation as an insurance company.
“Cash Equivalents” means any of the following types of Investments, to the extent owned by the Parent, any Borrower or any Subsidiary:
(i)readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than 360 days from the date of acquisition thereof; provided that, the full faith and credit of the United States of America is pledged in support thereof;
(ii)time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) (A) is a Lender or (B) is organized under the laws of the United States of America, any state or province thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System that has combined capital and surplus of at least $500,000,000, in each case with maturities of not more than 365 days from the date of acquisition thereof;
(iii)commercial paper maturing no more than 365 days from the time of the acquisition thereof, and having, at the time of acquisition thereof, a rating of A-2 or better from S&P or P-2 or better from Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another rating agency);
(iv)Investments, classified in accordance with GAAP as current assets of the Parent, any Borrower or any of the Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (a), (b) and (c) of this definition;
(v)fully collateralized repurchase agreements with a term of not more than thirty (30) days for securities described in clause (a) of this definition and entered into with a financial institution satisfying the requirements in clause (b) of this definition; and
(vi)instruments equivalent to those referred to in clauses (a) to (e) in this definition denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Loan Party or any Subsidiary organized in such jurisdiction.

“Cayman Companies Act” has the meaning assigned to such term in Section 8.10(a)(i)(x).
“Cayman Islands Obagi Holdings Company Limited Fixed and Floating Security Agreement” means a Cayman Islands law governed fixed and floating security agreement to be granted by Obagi Holdings Company Limited in favor of the Administrative Agent.
“Cayman LLC Act” has the meaning assigned to such term in Section 8.10(a)(i)(x).
“Change in Law” means the occurrence after the date hereof of (a) the adoption of or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) compliance by any Lender (or, for purposes of Section 2.15(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, rule, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith or in the implementation thereof and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted, issued or implemented.
“Change of Control” means the occurrence of any of the following:
(i)any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of the Parent or its Subsidiaries and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of 40% or more of the equity securities of Parent entitled to vote for members of the board of directors or equivalent governing body of Parent on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);
(ii)a “Change of Control,” “Change in Control” or similar event shall occur under any Indebtedness of the Parent, any Borrower or any Subsidiary with an aggregate principal amount in excess of the Threshold Amount (to the extent that the occurrence of such event permits the holders of Indebtedness thereunder to accelerate the maturity thereof or to resell such other Indebtedness to the Parent, any Borrower or any Subsidiary, or requires the Parent, any Borrower or any Subsidiary to repay, or offer to repurchase, such Indebtedness prior to the stated maturity thereof); or
(iii)the Parent ceases to directly or indirectly own and control 100% of the Equity Interests of each Borrower and each Loan Party that is a parent entity of any Borrower (other than, to the extent attributable, directly or directly, to, any Equity Interests of Waldencast Partners LP that are not directly or indirectly owned by Parent on the Closing Date until such time as such Equity Interests are redeemed by the holders thereof); provided that, this clause (c) shall not prevent any transaction permitted under

Section 6.04 involving any Loan Party that is a parent entity of any Borrower merging with a Borrower or another Loan Party that is a parent entity of a Borrower;
provided that, for the avoidance of doubt, the consummation of the Specified Japan Sale or any Liquidity Event shall not be deemed to be a Change of Control.
“Charges” has the meaning assigned to such term in Section 9.16.
“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Term Tranche A Loans or Term Tranche B Loans.
“Closing Date” means the date on which the conditions precedent specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collateral” means all of the “Collateral” and “Mortgaged Property” referred to in the Collateral Documents and all of the other property provided as collateral security under the terms of the Collateral Documents; provided that, the Collateral shall exclude the Excluded Assets.
“Collateral Agreements” means, collectively, the U.S. Collateral Agreement and the Cayman Islands Obagi Holdings Company Limited Fixed and Floating Security Agreement.
“Collateral Documents” means, collectively, the Collateral Agreements, the Mortgages, each of the mortgages, collateral assignments, supplements to all of the foregoing, security agreements, pledge agreements or other similar agreements delivered to the Administrative Agent pursuant to Section 4.01, 5.11 or 5.14 and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties.
“Commitment” means, (a) the Term Loan Commitments and (b) with respect to each Lender, the sum of such Lender’s Term Loan Commitment. The initial amount of each Lender’s Commitment is set forth on Schedule 2.01A, or in the Assignment and Assumption or other documentation contemplated hereby pursuant to which such Lender shall have assumed its Term Loan Commitment pursuant to the terms hereof, as applicable.
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Administrative Agent or any Lender by means of electronic communications pursuant to Section 8.03, including through an Approved Electronic Platform.
“Compliance Certificate” means a certificate substantially in the form of Exhibit E.
“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.
“Consolidated EBITDA” means, at any date of determination, an amount equal to Consolidated Net Income of the Parent, the Borrowers and the Subsidiaries on a consolidated basis for the most recently completed Measurement Period, plus (i) the following, without duplication, and, except with respect to clause (o) below, to the extent deducted in calculating such Consolidated Net Income:
(i)Consolidated Interest Expense, plus
(ii)the provision for federal, state, local and foreign income and franchise taxes payable (calculated net of federal, state, local and foreign income tax credits) and other taxes (including, without duplication, any Permitted Tax Distributions), interest and penalties included under GAAP in income tax expense, plus
(iii)depreciation and amortization expenses (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), plus
(iv)other non-recurring expenses, write-offs, write-downs or impairment charges which do not represent a cash item in such period (or in any future period) (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts receivable or inventory), plus
(v)non-cash charges or expenses related to stock-based compensation and other non-cash charges or non-cash losses (including, extraordinary, unusual or non-recurring non-cash losses) incurred or recognized, plus
(vi)cash or non-cash charges constituting fees and expenses incurred in connection with the Transactions, plus
(vii)losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of FASB ASC 830 or any similar accounting standard, plus
(viii)any expenses or charges related to any issuance of Equity Interests or debt securities, Investment, acquisition, Disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including any amendment or other modification of the Obligations or other Indebtedness, plus
(ix)one-time deal advisory, financing, legal, accounting, and consulting cash expenses incurred by the Parent, the Borrowers and the Subsidiaries in connection with any Permitted Acquisitions not constituting the consideration for any such Permitted Acquisition, plus
(x)non-cash losses and expenses resulting from fair value accounting (as permitted by Accounting Standard Codification Topic No. 825-10-25 – Fair Value Option or any similar accounting standard), plus
(xi)restructuring charges or reserves or integration costs or other business optimization expenses, including in connection with (x) the Transactions or any Permitted Acquisition or (y) the consolidation or closing of facilities during such Measurement Period; provided that, the aggregate amount of charges, reserves, integration costs or expenses added-back pursuant to this clause (k) in any four consecutive fiscal quarter period shall not exceed, together with amounts added back pursuant to clause (iii) below for such period, 25% of Consolidated EBITDA for such period prior to giving effect to this clause (k) and clause (iii) below, plus
(xii)extraordinary, unusual or non-recurring cash charges and cash losses incurred or recognized (including costs and payments, in connection with actual or prospective litigation, legal settlements, fines, judgments or orders); provided that, the aggregate amount of charges and losses added-back pursuant to this clause (l) in any four consecutive fiscal quarter period shall not exceed $10,000,000 for such period, plus
(xiii)the amount of any minority interest expense consisting of Subsidiary income attributable to minority interests of third parties in any non-wholly owned Subsidiary (and not added back in such period to Consolidated Net Income), plus
(xiv)earn-out and contingent consideration obligations (including to the extent accounted for as bonuses, compensation or otherwise) and adjustments thereof and purchase price adjustments, in each case incurred in connection with acquisitions permitted hereunder, plus
(xv)cash receipts (or any netting arrangements resulting in reduced cash expenditures) not included in Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such receipts were deducted in the calculation of Consolidated EBITDA (pursuant to paragraph (ii) below) or Consolidated Net Income, for any previous period and not added back, plus
(xvi)to the extent covered by insurance and actually reimbursed, or, so long as the Administrative Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption, plus
(xvii)any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, Permitted Acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement, to the extent actually reimbursed, or, so long as the Administrative Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 day period);
and (ii) minus, without duplication,
(i)gains included in Consolidated EBITDA for such Measurement Period in respect of hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of FASB ASC 830 or any similar accounting standard;
(ii)non-cash gains included in Consolidated Net Income for such Measurement Period (excluding any such non-cash gain to the extent it represents the reversal of an accrual or a reserve for a potential cash gain in any prior period); and
(iii)the amount of any minority interest income consisting of Subsidiary losses attributable to minority interests of third parties in any non-wholly owned Subsidiary (and not deducted in calculating Consolidated Net Income for such Measurement Period).

If there has occurred a Permitted Acquisition or other Investment in the nature of an acquisition permitted by this Agreement during the applicable Measurement Period, or for purposes of calculating pro forma Net Leverage Ratio after the applicable Measurement Period but on or prior to the Ratio Calculation Date in accordance with Section 1.12(b), Consolidated EBITDA shall be calculated on a Pro Forma Basis. Calculating Consolidated EBITDA on a “Pro Forma Basis” shall mean giving effect to any such Permitted Acquisition or other Investment in the nature of an acquisition, and any Indebtedness incurred or assumed in connection therewith, as follows:
(i)any Indebtedness incurred or assumed in connection with such Permitted Acquisition or other permitted Investment in the nature of an acquisition was incurred or assumed on the first day of the applicable Measurement Period and remained outstanding,
(ii)the rate on such Indebtedness shall be calculated as if the rate in effect on the date of such Permitted Acquisition or other permitted Investment in the nature of an acquisition had been the applicable rate for the entire period (taking into account any interest rate Swap Contracts applicable to such Indebtedness), and
(iii)all income, depreciation, amortization, taxes, and expense associated with the assets or entity acquired in connection with such Permitted Acquisition or other permitted Investment in the nature of an acquisition for the applicable period shall be calculated on a pro forma basis after giving effect to cost savings, operating expense reductions, other operating improvements and acquisition synergies (including custodial and interchange synergies) that are reasonably identifiable and projected by the Administrative Borrower in good faith to be realized within eighteen (18) months after such Permitted Acquisition or other permitted Investment in the nature of an acquisition (calculated on a pro forma basis as though such items had been realized on the first day of such period) as a result of actions taken by the Parent, any Borrower or any Subsidiary in connection with such Permitted Acquisition or other such permitted Investment and net of (x) the amount of actual benefits realized during such period from such actions that are otherwise included in the calculation of Consolidated EBITDA in each case from and after the first day of such Measurement Period and (y) the amount of all income, depreciation, amortization, taxes and expenses associated with any assets or entity acquired in connection with such Permitted Acquisition or other such permitted Investment that the Administrative Borrower reasonably anticipates will be divested pursuant to Section 6.05(k) or otherwise;
provided that:
(A)    the aggregate amount of cost savings, operating expense reductions, other operating improvements and acquisition synergies added-back in connection with Permitted Acquisitions or such other permitted Investments pursuant to this clause (iii) in any four consecutive fiscal quarter period shall not exceed, together with amounts added back pursuant to clause (k) above for such period, 25% of Consolidated EBITDA for such period prior to giving effect to this clause (iii) and clause (k) above; and
(B)    at the time any such calculation pursuant to this clause (iii) is made, the Administrative Borrower shall deliver to the Administrative Agent a certificate signed by a Responsible Officer (which may be the Compliance Certificate) setting forth reasonably detailed calculations in respect of the matters referred to in this clause (iii), as well as the relevant factual support in respect thereof.
“Consolidated Funded Indebtedness” means, as of any date of determination, for the Parent, the Borrowers and the Subsidiaries on a consolidated basis, the sum, without duplication of (if and to the extent the same would constitute indebtedness or a liability in accordance with GAAP), (i) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (ii) all purchase money Indebtedness, (iii) obligations in respect of drawn letters of credit, bankers acceptances or similar instruments to the extent not reimbursed within three (3) Business Days (provided that, cash collateralized amounts under drawn letters of credit, bankers acceptances and similar instruments shall not be counted as Consolidated Funded Indebtedness), (iv) Attributable Indebtedness in respect of Capital Leases, and (v) all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (i) through (iv) above of Persons other than the Parent, any Borrower or any Subsidiary. Consolidated Funded Indebtedness shall not include the D&O Financing.
“Consolidated Interest Expense” means, with reference to any period, the interest expense (including interest expense attributable to Capital Lease Obligations that is treated as interest in accordance with GAAP) of the Parent, the Borrowers and the Subsidiaries calculated on a consolidated basis for such period with respect to all outstanding Indebtedness of the Parent, the Borrowers and the Subsidiaries allocable to such period in accordance with GAAP (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under interest rate Swap Contracts to the extent such net costs are allocable to such period in accordance with GAAP).
“Consolidated Net Income” means, at any date of determination, the net income (or loss) of the Parent, the Borrowers and the Subsidiaries on a consolidated basis for the most recently completed Measurement Period taken as a single accounting period determined in conformity with GAAP; provided that, Consolidated Net Income shall exclude, without duplication, (a) extraordinary gains and extraordinary non-cash losses for such Measurement Period, (b) the net income (to the extent positive) of any Subsidiary that is not a Loan Party during such Measurement Period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such income is not permitted by operation of the terms of its Organization Documents or any agreement, instrument or Law applicable to such Subsidiary during such Measurement Period, except that the amount of dividends or distributions or other payments that are actually paid to the Parent, a Borrower or a Subsidiary that is a Loan Party (or, if not a Loan Party, to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such income is not so prohibited) for such Measurement Period shall be included in determining Consolidated Net Income, (c) any income (or loss) for such Measurement Period of any Person if such Person is not a Subsidiary, except that the Parent’s or Borrowers’ equity in the net income of any such Person for such Measurement Period shall be included in Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such Measurement Period to the Parent, a Borrower or a Subsidiary as a dividend or other distribution (and in the case of a dividend or other distribution to a Subsidiary, such Subsidiary is not precluded from further distributing such amount to the Parent, the Borrowers or a Subsidiary as described in clause (b) of this proviso), (d) any cancellation of debt income arising from any early extinguishment of Indebtedness, hedging agreements or other similar instruments, (e) the effects of purchase accounting adjustments (including the effects of such adjustments pushed down to the Parent, the Borrowers and the Subsidiaries) in component amounts required or permitted by GAAP resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, (f) any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed, or discontinued operations (and facilities, plants or distribution centers that have been closed, or temporarily shut down or idled) (excluding held-for-sale discontinued operations until actually disposed of) and (g) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the board of directors (or analogous governing body) of the Parent, any Borrower or any Subsidiary.
“Consolidated Total Assets” means, on any date of determination, the total assets of the Parent, the Borrowers and the Subsidiaries, determined in accordance with GAAP as shown on the most recent consolidated balance sheet of the Parent delivered pursuant to Section 5.01(a) or (b) on or prior to such date (or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to Section 4.01(h)) in each case after giving pro forma effect to acquisitions or dispositions of Persons, divisions or lines of business that had occurred on or after such balance sheet date and on or prior to such date of determination.
“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.
“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative thereto.
“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding Business Day adjustment) as such Available Tenor.
“Covenant Transaction” has the meaning assigned to such term in Section 1.12(d).
“Covered Entity” means any of the following:
(i)a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
(ii)a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
(iii)a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).
“Covered Party” has the meaning assigned to it in Section 9.19.
“Covered Jurisdictions” means (i) United States (including its States and the District of Columbia), (ii) Cayman Islands, (iii) solely in the case of any Joining Subsidiary, the jurisdiction of organization of such Joining Subsidiary, and (iv) any additional jurisdictions designated in writing by the Administrative Borrower to the Administrative Agent with the prior written consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed); provided that, Administrative Borrower may designate (1) United Kingdom of Great Britain and Northern Ireland and (2) Jersey as Covered Jurisdictions without any prior written consent from the Administrative Agent.
“Credit Exposure” means, as to any Lender at any time, an amount equal to the aggregate principal amount of its Term Loans outstanding at such time.
“Credit Party” means the Administrative Agent or any other Lender.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, the Companies (Jersey) Law 1991, the Cayman Companies Act, the Cayman LLC Act, the Bankruptcy (Désastre) (Jersey) Law 1990, or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.
“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.
“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.
“Defaulting Lender” means any Lender that (a) has failed, within two (2) Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans or (ii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Administrative Borrower or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three (3) Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations as of the date of certification) to fund prospective Loans under this Agreement, provided that, such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of (i) a Bankruptcy Event or (ii) a Bail-In Action.
“Discharge Date” has the meaning assigned to such term in Section 8.10(a)(i)(x).
“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction) of any property by any Person, including (x) any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith and (y) any issuance of Equity Interests by any Subsidiary of such Person (other than directors’ qualifying shares). Notwithstanding anything herein to the contrary, any issuance of Equity Interests by the Parent shall not be a Disposition. Notwithstanding anything herein to the contrary, the transactions contemplated pursuant to the Intercompany Distribution Agreements shall not be deemed to be Dispositions.
“Disqualified Equity Interests” means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interest into which they are convertible or for which they are exchangeable) or upon the happening of any event or condition, (a) mature or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments),

(b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests) (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), in whole or in part, (c) provide for the mandatory scheduled payment of dividends in cash or (d) are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case prior to the date that is ninety one (91) days after the Latest Maturity Date in effect at the time of issuance of such Equity Interests; provided that, only the portion of Equity Interests which so mature or are mandatorily redeemable, are redeemable at the option of the holder thereof, provide for the mandatory scheduled payment of dividends or which are or become convertible as described above shall be deemed to be Disqualified Equity Interests; provided further, however, that that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Equity Interests upon the occurrence of any change of control, any offering of Equity Interests or any Disposition occurring prior to the date that is ninety one (91) days after the Latest Maturity Date in effect at the time of issuance of such Equity Interests shall not constitute Disqualified Equity Interests if such Equity Interests provide that the issuer thereof will not redeem any such Equity Interests pursuant to such provisions prior to the repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments; and provided further, however, that notwithstanding the foregoing, (i) if such Equity Interests are issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of the Parent, any Borrower or any Subsidiary, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (ii) no Equity Interests held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of the Parent, any Borrower or any Subsidiary shall be considered Disqualified Equity Interests because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.
“Disqualified Institution” means (a) Persons that are specifically identified by the Administrative Borrower to the Administrative Agent in writing prior to the Closing Date, (b) any Person that is reasonably determined by the Administrative Borrower after the Closing Date to be a competitor of the Parent, the Borrowers or the Subsidiaries and which is specifically identified in a written supplement to the list of “Disqualified Institutions”, which supplement shall become effective three (3) Business Days after delivery thereof to the Administrative Agent in accordance with Section 9.01 and (c) in the case of the foregoing clauses (a) and (b), any of such entities’ Affiliates to the extent such Affiliates (x) are clearly identifiable as Affiliates of such Persons based solely on the similarity of such Affiliates’ and such Persons’ names and (y) are not bona fide debt investment funds. It is understood and agreed that (i) any supplement to the list of Persons that are Disqualified Institutions contemplated by the foregoing clause (b) shall not apply retroactively to disqualify any Persons that have previously acquired an assignment or participation interest in the Loans (but solely with respect to such Loans), (ii) the Administrative Agent shall have no responsibility or liability to determine or monitor whether any Lender or potential Lender is a Disqualified Institution, (iii) the Administrative Borrower’s failure to deliver such list (or supplement thereto) in accordance with Section 9.01 shall render such list (or supplement) not received and not effective and (iv) “Disqualified Institution” shall exclude any Person that the Administrative Borrower has designated as no longer being a “Disqualified Institution” by written notice delivered to the Administrative Agent from time to time in accordance with Section 9.01.
“Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any other currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent at such time on the basis of the Spot Rate for the purchase of Dollars with such other currency.
“D&O Financing” means any financing arrangement in effect as of the date hereof (or any amendment, restatement, amendment and restatement, refinancing or replacement of such financing arrangement for another customary arrangement for the financing of insurance premiums from time to time) in respect of Parent’s director’s and officer’s insurance policy.
“Dollars”, “dollars” or “$” refers to lawful money of the United States of America.
“Domestic Subsidiary” means a Subsidiary organized under the laws of a jurisdiction located in the United States of America.
“DQ List” has the meaning assigned to such term in Section 9.04(e)(iv).
“ECP” means an “eligible contract participant” as defined in Section 1(a)(18) of the Commodity Exchange Act or any regulations promulgated thereunder and the applicable rules issued by the Commodity Futures Trading Commission and/or the SEC.
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.
“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record. “Environmental Claim” means any written notice, claim, demand, action, litigation, toxic tort, proceeding, demand, request for information, complaint, citation, summons, investigation, notice of non-compliance or violation, cause of action, consent order, consent decree, investigation, or other proceeding by any Governmental Authority or any other Person, arising out of, based on or pursuant to any Environmental Law or related in any way to any actual, alleged or threatened Environmental Liability.
“Environmental Laws” means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, agreements or governmental restrictions relating to human health and safety (as it pertains to exposure to hazardous materials), pollution, the protection of the environment or the release of any materials into the environment, including those related to hazardous materials, substances or wastes and air emissions and water discharges.
“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), obligation, responsibility or cost directly or indirectly resulting from or based upon (a) any violation of, or liability under, any Environmental Law, (b) the generation, use, handling, transportation, storage, distribution, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment, (e) natural resource damage or (f) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.
“Environmental Permit” means any permit, approval, identification number, license or other authorization issued pursuant to or required under any Environmental Law.
“Equity Interests” means, with respect to any Person, all of the limited liability company interests, issued share capital and/or shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of limited liability company interests, issued share capital and/or shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for limited liability company interests, issued share capital and/or shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination; provided that, any interests evidenced by instruments of Indebtedness convertible into or exchangeable for Equity Interests shall not be deemed to be Equity Interests unless and until such interests are so converted or exchanged.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(a)(14) of ERISA (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).
“ERISA Event” means the occurrence of any of the following (a) a “Reportable Event” with respect to a Pension Plan; (b) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (c) the withdrawal of any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (d) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan or notification of the imposition upon any Loan Party or any ERISA Affiliate of any liability with respect to such withdrawal, or a determination that a Multiemployer Plan is or is expected to be insolvent or in critical status within the meaning of Title IV of ERISA; (e) the filing of a notice of intent to terminate a Pension Plan, or the treatment of a Pension Plan amendment as a termination, under Section 4041 or 4041A of ERISA; (f) the institution by the PBGC of proceedings to terminate a Pension Plan; (g) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (h) the determination that the adjusted funding target attainment percentage (as defined in Section 436(j)(2) of the Code) of any Pension Plan is both less than 80% and such Pension Plan is more than $20,000,000 underfunded on an adjusted funding target attainment percentage basis; (i) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; (j) the failure to satisfy the Pension Funding Rules with respect to any Pension Plan, whether or not waived; or (k) a Foreign Plan Event.
“Erroneous Payment” has the meaning assigned to such term in Section 8.06.
“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.
“Event of Default” has the meaning assigned to such term in Section 7.01.
“Evidence of Flood Insurance” has the meaning assigned to such term in Section 5.11(b)(vii).
“Excess Cash Flow” means, with respect to any Person for any period, (a) (i) Consolidated EBITDA of such Person and its Subsidiaries for such period plus (ii) the excess, if any, of Working Capital at the beginning of such period over Working Capital at the end of such period, less (b) the sum of, without duplication, (i) all cash principal payments (excluding any principal payments made pursuant to Sections 2.11(a) on the Term Loans made during such period, and all cash principal payments on Indebtedness (other than Indebtedness incurred under this Agreement) of such Person or any of its Subsidiaries during such period (other than payments made using the Available Amount) to the extent such other Indebtedness was permitted to be incurred, and such payments are permitted to be made, under this Agreement (but, in the case of revolving loans, only to the extent that the revolving commitment in respect thereof is permanently reduced by the amount of such payments) (except to the extent financed through the incurrence of Indebtedness or through proceeds of Equity Interests), (ii) all Consolidated Interest Expense to the extent paid or payable in cash during such period, (iii) the cash portion of Capital Expenditures made by such Person and its Subsidiaries during such period to the extent permitted to be made under this Agreement (excluding Capital Expenditures to the extent financed through the incurrence of Indebtedness or through proceeds of Equity Interests), (iv) all scheduled loan servicing fees and other similar fees in respect of Indebtedness of such Person or any of its Subsidiaries paid in cash during such period, to the extent such Indebtedness is permitted to be incurred, and such payments are permitted to be made, under this Agreement, (v) all taxes paid in cash by such Person and its Subsidiaries for such period (including Permitted Tax Distributions), (vi) all cash expenses, cash charges, cash losses and other cash items that were added back in the determination of Consolidated EBITDA for such period, (vii) the excess, if any, of Working Capital at the end of such period over Working Capital at the beginning of such period, (viii) the aggregate amount of consideration paid by such Person and its Subsidiaries in cash during such period (or, at the option of the Administrative Borrower, committed to be paid in cash within the period of four consecutive fiscal quarters of such Person following the end of such period (provided that if not so paid within such period, such amounts shall be included in Excess Cash Flow in the next period)) with respect to Permitted Acquisitions, Investments, Restricted Payments to the extent such Permitted Acquisitions, Investments or Restricted Payments are permitted to be made under this Agreement (except to the extent financed through the incurrence of Indebtedness or through proceeds of Equity Interests or made using the Available Amount), (ix) the aggregate consideration required to be paid in cash by such Person and its Subsidiaries pursuant to binding contracts, commitments or purchase orders entered into prior to or during such period relating to Permitted Acquisitions or Capital Expenditures to the extent expected to be consummated or made, in each case, during the period of four consecutive fiscal quarters of such Person following the end of such period (provided that if not so paid within such period, such amounts shall be included in Excess Cash Flow in the next period) (except to the extent financed through the incurrence of Indebtedness or through proceeds of Equity Interests or made using the Available Amount) and (x) an amount equal to the amount of all non-cash credits included in arriving at Consolidated EBITDA.
“Excess Cash Flow Period” means the Fiscal Year of Parent, the Borrowers and each Subsidiary ending on December 31, 2025 and each Fiscal Year thereafter.
“Excluded Accounts” means, collectively, deposit accounts, to the extent exclusively constituting (a) payroll and other employee wage and benefit accounts, (b) tax accounts, including sales tax accounts, (c) petty cash accounts funded in the ordinary course of business with a balance not exceeding $250,000 for all such accounts in the aggregate, (d) escrow, fiduciary or trust accounts (including the escrow account holding penalty payments in respect of any Specified Matter), (e) designated disbursement accounts and (in the case of any Domestic Subsidiary) non-U.S. bank accounts, (f) deposit accounts (i) that are zero balance accounts or (ii) the balances of which are transferred automatically on a daily basis to deposit accounts that are not Excluded Accounts, (g) accounts holding cash collateral in escrow or in trust for the benefit of a third party in connection with a Permitted Lien and (h) the funds or other property held in or maintained in any such account identified in clauses (a) through (g).
“Excluded Assets” means:
(i)any fee-owned real property that is not a Material Real Estate Asset and all leasehold or subleasehold interests in real property;
(ii)any motor vehicles, aircraft and other assets subject to certificates of title (other than to the extent the security interest in such certificates of title may be perfected by the filing of UCC financing statements;
(iii)assets in respect of which pledges and security interests are prohibited by applicable U.S. law, rule or regulation or agreements with any United States Governmental Authority (other than to the extent that such prohibition would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC of any applicable jurisdiction or any other applicable law); provided that, immediately upon the ineffectiveness, lapse or termination of any such prohibitions, such assets shall automatically cease to constitute “Excluded Assets”;
(iv)Equity Interests in any Person other than Wholly-Owned Subsidiaries to the extent not permitted by terms in such Person’s organizational or joint venture documents (unless any such restriction would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC of any applicable jurisdiction or any other applicable law);
(v)any lease, license or other agreement or any property subject to a purchase money security interest or similar arrangement, in each case to the extent permitted under this Agreement, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party) (other than (i) proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibition, (ii) to the extent that any such term has been waived or (iii) to the extent any such term would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC of any applicable jurisdiction or any other applicable law); provided that, immediately upon the ineffectiveness, lapse or termination of any such express term, such assets shall automatically cease to constitute “Excluded Assets”;
(vi)Excluded Accounts (other than pursuant to clause (c) of such definition);
(vii)cash to secure letter of credit reimbursement obligations to the extent such secured letters of credit are permitted, and such cash collateral is permitted, by this Agreement;
(viii)any application for registration of a trademark filed based on the applicant’s intent-to-use such trademark pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, unless and until evidence of use of the trademark has been filed with, and accepted by the United States Patent and Trademark Office pursuant to Section 1(d) of the Lanham Act or Section 1(c) of the Lanham Act (15 U.S.C. §1051, et seq.), to the extent, if any, that and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such trademark or any registration that issues from such intent-to-use application under applicable federal law;
(ix)any assets located outside of the Covered Jurisdictions;
(x)Equity Interests in any (w) Immaterial Subsidiary (other than to the extent the security interest in such Equity Interests may be perfected by the filing of a UCC financing statement), (x) not-for-profit Subsidiary, (y) Captive Insurance Subsidiary, or (z) Subsidiary if the granting of a security interest in such Equity Interests (i) is prohibited or restricted by any applicable Law or any Contractual Obligation (limited, in the case of a Contractual Obligation, to such Contractual Obligations in place as of the date hereof or on the date such Subsidiary was acquired by the Parent, any Borrower or any Subsidiary and that was not entered into in contemplation thereof) from providing a Guarantee of the Obligations, (ii) would require a governmental consent, approval, license or authorization (including any regulatory consent, approval, license or authorization) in order to provide such security interest (other than any such consent, approval, license or authorization that has been obtained),
(xi)any assets to the extent a security interest in such assets would result in material adverse Tax consequences to the Parent or any Loan Party (as reasonably determined by the Administrative Borrower in consultation with the Administrative Agent);
(xii)Specified Assets; and
(xiii)the assets, trademarks (and related rights) subject to the Specified Japan Sale.
provided that, “Excluded Assets” shall not include any proceeds, products, substitutions or replacements of Excluded Assets (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Assets).
“Excluded Subsidiary” means:
(i)any Subsidiary not required to be joined pursuant to the Guarantor Coverage Test,
(ii)any Immaterial Subsidiary,
(iii)any Subsidiary that is not a Wholly-Owned Subsidiary,
(iv)any not-for-profit Subsidiary,

(v)any Captive Insurance Subsidiary,
(vi)any Subsidiary (i) that is prohibited or restricted by any applicable Law or any Contractual Obligation (limited, in the case of a Contractual Obligation, to such Contractual Obligations in place as of the date hereof or on the date such Subsidiary was acquired by the Parent, any Borrower or any Subsidiary and that was not entered into in contemplation thereof) from providing a Guarantee of the Obligations, (ii) that would require a governmental consent, approval, license or authorization (including any regulatory consent, approval, license or authorization) in order to provide a Guarantee of the Obligations (other than any such consent, approval, license or authorization that has been obtained) (iii) if the provision of a Guarantee of the Obligations by such Subsidiary would result in adverse tax consequences to the Borrowers, as reasonably determined by the Administrative Borrower in consultation with the Administrative Agent or (iv) any Foreign Subsidiary excluded in accordance with the Agreed Security Principles,
(vii)without limiting clause (f) above, any Subsidiary acquired by the Parent, any Borrower or any Subsidiary after the Closing Date that, at the time of the relevant acquisition, is an obligor in respect of assumed Indebtedness that is permitted under this Agreement to the extent (and for so long as) the documentation governing the applicable assumed Indebtedness prohibits such Subsidiary from providing a Guarantee of the Obligations so long as such restriction was not incurred in contemplation of such acquisition,
(viii)any other Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent and the Administrative Borrower, the burden or cost of providing a Guarantee of the Obligations outweighs the benefits afforded thereby, or
(ix)any Subsidiary not organized, formed or incorporated in a Covered Jurisdiction.
Notwithstanding the foregoing, in no event shall any Borrower be an “Excluded Subsidiary”.
“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, any U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Administrative Borrower under Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in a Loan or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Sections 2.17(f) and (d) any withholding Taxes imposed under FATCA.
“Exclusive Distribution Rights” means the grant of exclusive rights to a distributor (such as exclusive rights to distribute, promote, market and sell a product) in a specific region or territory entered into in the ordinary course of business.

“Existing Credit Agreement Refinancing” means the repayment in full of all principal, interest, fees and other amounts due or outstanding under the Existing Credit Agreement, the termination of all commitments under the Existing Credit Agreement and the termination and release of all guarantees and security in support of the Existing Credit Agreement.
“Existing Credit Agreement” means that certain Credit Agreement, dated as of March 18, 2025, by and among the Parent, the Borrowers, the other loan parties party thereto, the lenders party thereto, and TCW Asset Management Company LLC, as administrative agent, as amended and modified by the Limited Consent and First Amendment to Credit Agreement, dated as of July 22, 2025, and as the same may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof.
“Extraordinary Receipt” means any cash received by or paid to the Parent, any Borrower or any Subsidiary not in the ordinary course of business (and not consisting of proceeds described in clauses (a), (c) and (d) of the definition of Prepayment Event), limited solely to the following, without duplication: as a result of proceeds of insurance that results from a casualty or similar event (other than proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings or the proceeds of director’s and officer’s liability insurance (including proceeds paid as a reimbursement for costs and expenses)) and condemnation awards (and payments in lieu thereof); excluding cash receipts from proceeds of insurance or condemnation awards (or payments in lieu thereof) to the extent that such proceeds or awards are received by any Person in respect of any third party claim against, or liability of, such Person and applied to pay (or to reimburse such Person for its prior payment of) such claim or liability and the costs and expenses of such Person with respect thereto.
“FATCA” means Sections 1471 through 1474 of the Code, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code or analogous provisions of Cayman Islands law.
“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that, if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.
“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.
“Fee Letter” means that certain Fee Letter, dated as of the date hereof, by and among the Administrative Agent and the Borrowers.
“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller of any Borrower or the Parent (as the context may require).
“Financials” means the annual or quarterly financial statements, and accompanying certificates and other documents, of the Parent, the Borrowers and the Subsidiaries required to be delivered pursuant to Section 5.01(a) or 5.01(b).

“Fiscal Year” means the fiscal year of the Parent, the Borrowers and the Subsidiaries ending on December 31 of each calendar year.
“Fixed Amounts” has the meaning assigned to such term in Section 1.12(f).
“Flood Determination Form” has the meaning assigned to such term in Section 5.11(b).
“Flood Laws” means (i) the National Flood Insurance Act of 1968, (ii) the Flood Disaster Protection Act of 1973, (iii) the National Flood Insurance Reform Act of 1994, (iv) the Flood Insurance Reform Act of 2004 and (v) the Biggert –Waters Flood Insurance Reform Act of 2012, in each case, together with all regulations promulgated thereunder, as such statutes or regulations may be amended or modified from time to time.
“Foreign Lender” means, if any Borrower is a U.S. Person, a Lender that is not a U.S. Person.
“Foreign Perfection Requirements” means, with respect to any jurisdiction outside of the United States, the making or procuring of any registrations, filings, endorsements, or stampings, in each case as required by local Laws, notations in stock registries (or equivalent), notarisations, legalisation, notices and other actions and steps required by Law to be made in any such jurisdiction in order to perfect the security created or purported to be created pursuant to the Collateral Documents or in order to achieve the relevant priority for such Collateral.
“Foreign Plan” means each employee benefit plan, fund or arrangement (within the meaning of Section 3(3) of ERISA, although not subject to ERISA) or other similar program that is not subject to U.S. law and is maintained or contributed to (or required to be contributed to) by any Loan Party for the benefit of its employees working outside of the U.S.
“Foreign Plan Event” means with respect to any Foreign Plan, (a) the failure to make or, if applicable, accrue in accordance with normal accounting practices, any employer or employee contributions required by applicable law or by the terms of such Foreign Plan; (b) the failure to register or loss of good standing with applicable regulatory authorities of any such Foreign Plan required to be registered; or (c) the failure of any Foreign Plan to comply with any material provisions of applicable law and regulations or with the material terms of such Foreign Plan.
“Foreign Subsidiary” means any Subsidiary which is not a Domestic Subsidiary.
“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.
“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the National Association of Insurance Commissioners and any supra-national bodies such as the European Union or the European Central Bank).
“Guarantee” means, as to any Person, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that, the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect as of the date hereof entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.
“Guarantee Agreement” means the Guarantee Agreement, to be dated as of the date hereof, among the Guarantors party thereto and the Administrative Agent.
“Guarantor” means, collectively, (a) the Parent, (b) each existing and future direct or indirect Subsidiary that executes the Guarantee Agreement or a joinder thereto, (c) each Subsidiary required to execute the Guarantee Agreement or joinder thereto pursuant to Section 5.11(c), and (d) each Borrower (other than with respect to its own obligations). The Guarantors as of the date hereof are listed on Schedule 3.01.
“Hazardous Materials” means all explosive or radioactive substances or wastes, contaminants, pollutants or any other hazardous or toxic substances, wastes or materials regulated under or defined in any Environmental Law, including petroleum, its derivatives or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, and infectious or medical wastes.
“Health Care Claim” means any action, suit, complaint, summons, citation, notice, warning letter, untitled letter, directive, order, writ, injunction, seizure, decree, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication, from any Person or Governmental Authority relating to or arising out of or asserting, in writing, any alleged or actual violation of, non-compliance with, or liability under, any Health Care Law.
“Health Care Law” means (a) all applicable Laws regulating the research, development, investigation, testing, import, export, production, manufacturing, use, disposal, processing, transportation, handling, storage, packaging, licensing, prescribing, dispensing, labeling, promotion, distribution, marketing, advertising, offer for sale, sale, and introduction or delivery for introduction into interstate commerce of any product, including the Food, Drug, and Cosmetic Act, as amended, other applicable Laws enforced by the U.S. Food and Drug Administration, the U.S. Federal Trade Commission, the U.S.

Customs and Border Protection, state boards of pharmacy and health, and similar foreign, federal, state, and local Governmental Authorities, and all similar applicable Laws and orders in each jurisdiction where each Borrower’s products are offered for sale or sold; (b) all applicable Laws regulating patient referrals and payments to and interactions with health care professionals; and (c) all applicable privacy Laws.
“Health Care Liability” means all liabilities (contingent or otherwise), monetary obligations, losses (including monies paid in settlement), damages, costs and expenses (including all reasonable fees, costs, client charges and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest arising directly as a result of, from or based upon (a) any Health Care Claim, or (b) any actual, alleged or threatened, in writing, violation of or non-compliance with any Health Care Law or Health Care Permit.
“Health Care Permit” means all necessary approvals, clearances, permits, licenses, registrations, listings or authorizations of any Governmental Authority, necessary for the research, development, investigation, testing, production, manufacture, disposal, processing, handling, packaging, labeling, promotion, distribution, advertising, use, storage, import, export, transport, marketing, promotion, offer for sale, sale, introduction into interstate commerce, and delivery for introduction into interstate commerce of any product in a given country or regulatory jurisdiction.
“Hemp Claim” means any action, suit, complaint, summons, citation, notice, letter of admonition, warning letter, untitled letter, directive, order, writ, injunction, seizure, decree, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication, from any Person or Governmental Authority relating to or arising out of or asserting, in writing, any alleged or actual violation of, non-compliance with, or liability under, any Hemp Laws.
“Hemp Laws” means Laws regulating the research, development, creation, investigation, testing, import, export, production, manufacturing, use, disposal, processing, transportation, handling, storage, possession, packaging, licensing, prescribing, dispensing, labeling, promotion, distribution, marketing, advertising, offer for sale, sale, and introduction or delivery for introduction into interstate commerce of any (i) hemp (as defined in 7 U.S.C. § 1639o(1) or any similar applicable foreign, federal, state or local Law), or (ii) any hemp derivatives or extracts in each jurisdiction where each Borrower’s products containing hemp or any derivatives or extracts thereof are offered for sale or sold.
“Historical Annual Financial Statements” means the audited consolidated balance sheets and statements of operations, and member’s equity and cash flows of the Parent, the Borrowers and the Subsidiaries (including all notes thereto) as of and for the year ended December 31, 2024.
“Immaterial Subsidiary” means as of any date, any Subsidiary (other than the Borrowers) that, as of the last date of the most recent fiscal quarter of the Borrowers for which financial statements have been delivered, accounts for less than 5.0% of the Consolidated Total Assets of the Parent, the Borrowers and the Subsidiaries and less than 5.0% of the Consolidated EBITDA of the Parent, the Borrowers and the Subsidiaries on a consolidated basis, in each case, as measured as of the last day of the most recent fiscal quarter of the Borrowers for which financial statements have been delivered; provided that, if, as of the last date of the most recent fiscal quarter of the Borrowers for which financial statements have been delivered, the aggregate amount of Consolidated Total Assets or Consolidated EBITDA attributable to all Subsidiaries that are Immaterial Subsidiaries exceeds 10.0% of the Consolidated Total Assets of the Parent, the Borrowers and the Subsidiaries or 10.0% of the Consolidated EBITDA of the Parent, the Borrowers and the Subsidiaries on a consolidated basis, then a sufficient number of Subsidiaries shall be designated by the Administrative Borrower (or, in the event the Administrative

Borrower has failed to do so within twenty (20) days, the Administrative Agent) to eliminate such excess, and such designated Subsidiaries shall no longer constitute Immaterial Subsidiaries under this Agreement.
“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.
“Incurrence-Based Amounts” has the meaning assigned to such term in Section 1.12(f).
“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:
(i)all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;
(ii)the maximum amount (after giving effect to any prior drawings or reductions which may have been reimbursed) of all outstanding direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;
(iii)net obligations of such Person under any Swap Contract;
(iv)all obligations of such Person to pay the deferred purchase price of property or services (other than (i) trade accounts and accrued expenses payable in the ordinary course of business and not past due for more than sixty (60) days after the date on which such trade accounts are due and payable, (ii) accruals for payroll and other liabilities accrued in the ordinary course of business and (iii) earn-outs, hold-backs and other deferred payment of consideration in Permitted Acquisitions to the extent not required to be reflected as liabilities on the balance sheet of the Parent, the Borrowers and the Subsidiaries in accordance with GAAP and not past due for more than thirty (30) days);
(v)Indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; provided that, the amount of such Indebtedness shall be the lesser of (i) the fair market value of such property as determined by such Person in good faith on the applicable date of determination and (ii) the amount of such Indebtedness of other Persons;
(vi)Capital Lease Obligations;
(vii)all obligations of such Person in respect of Disqualified Equity Interests valued, in the case of a redeemable preferred interest that is a Disqualified Equity Interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and
(viii)to the extent not otherwise included above, all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date. Notwithstanding anything to the contrary as set forth herein, (i) transactions contemplated pursuant to the Intercompany Distribution Agreements and (ii) royalty (and similar) payments, in each case, shall not be deemed to be Indebtedness.
“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a) hereof, Other Taxes.
“Indemnitee” has the meaning assigned to such term in Section 9.03(c).
“Ineligible Institution” has the meaning assigned to such term in Section 9.04(b).
“Information” has the meaning assigned to such term in Section 9.12
“Intercompany Distribution Agreement” means each of the Intercompany Limited Risk Distribution Agreements that the Borrowers and any Subsidiary enter into from time to time, in each case, in the form in effect as of the date hereof or as amended or otherwise modified in any manner that is not adverse in any material respect to the Loan Parties taken as a whole.
“Intercompany Note” mean that certain Global Intercompany Note, dated as of the Closing Date, by and among the Loan Parties and other Subsidiaries party thereto.
“Interest Payment Date” means the last Business Day of each period of three (3) months after the Closing Date and the Maturity Date.
“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person by means of (a) the purchase or other acquisition of Equity Interests or debt or other securities of another Person, (b) a loan, advance, extension of credit (including extended account receivable terms), or capital contribution to, Guarantee or assumption of Indebtedness of, or purchase or other acquisition of any other Indebtedness or interest in, another Person or (c) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the assets or business of, or a line of business, division or a separate operation of, another Person. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment, less any cash repayments thereof, returns thereon (whether as a principal payment, distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment) and liabilities expressly assumed by another person in connection with the sale of such investment. Notwithstanding anything herein to the contrary, the transactions contemplated pursuant to the Intercompany Distribution Agreements shall not be deemed to be Investment.
“IP Rights” has the meaning assigned to such term in Section 3.20.
“IRS” means the United States Internal Revenue Service.
“Junior Indebtedness” has the meaning assigned to such term in Section 6.14.

“Latest Maturity Date” means, at any date of determination, the latest Maturity Date applicable to any Loan or Commitment hereunder at such time, in each case as extended in accordance with this Agreement from time to time.
“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.
“LCA Election” means the Administrative Borrower’s election to treat a specified Investment in the nature of an acquisition (including a Permitted Acquisition) as a Limited Condition Acquisition by giving written notice of such election to the Administrative Agent at any time prior to the closing of such Limited Condition Acquisition.
“LCA Test Date” has the meaning assigned to such term in Section 1.12(c).
“Lender Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.
“Lender-Related Person” has the meaning assigned to such term in Section 9.03(b).
“Lenders” means the Persons listed on Schedule 2.01A and any other Person that shall have become a Lender hereunder pursuant to Section 2.20 or pursuant to an Assignment and Assumption or otherwise, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption or otherwise.
“Liabilities” means any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.
“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing); provided that, in no event shall an operating lease be deemed to constitute a Lien.
“Limited Condition Acquisition” means any Permitted Acquisition or other Investment in the nature of an acquisition, by the Parent, any Borrower or any Subsidiary whose consummation is not, by the terms of the applicable purchase, sale, joint venture, merger or any other definitive agreement with respect to such Permitted Acquisition or other Investment, conditioned on the availability of, or on obtaining, third party financing.
“Liquidity Event” means any transaction resulting in the Parent and/or the Borrowers receiving Net Cash Proceeds in an amount that is sufficient for the Borrowers to repay all outstanding principal and interest, and premium, if any, on the Loans, the fees, expenses and other amounts payable under the Loan Documents and the other Obligations (other than Unliquidated Obligations for which no claim has been made and other Obligations expressly stated to survive such payment and termination).

“Loan Documents” means this Agreement, any Notes, the Collateral Documents, the Guarantee Agreement, the Fee Letter, any joinder agreement and any other agreement or instrument designated by any Loan Party and the Administrative Agent as a “Loan Document” by its terms.
“Loan Parties” means, collectively, the Parent, the Borrowers and the Guarantors.
“Loans” means the loans (including any Term Loans) made by the Lenders to the Borrowers (or any Borrower) pursuant to this Agreement.
“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the results of operations, business, properties, liabilities (actual or contingent) or financial condition of the Parent, the Borrowers and the Subsidiaries taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.
“Material Real Estate Asset” means any fee-owned real property with a fair market value, as reasonably determined by the Administrative Borrower (acting in good faith), in excess of $5,000,000.
“Material Subsidiary” means any Subsidiary that is not an Immaterial Subsidiary.
“Maturity Date” means November 17, 2028.
“Maximum Net Leverage Ratio” has the meaning assigned to such term in Section 6.11(a).
“Maximum Rate” has the meaning assigned to such term in Section 9.16.
“Measurement Period” means, at any date of determination, the most recently completed four fiscal quarters of the Parent in respect of which Financials have been delivered or were required to be delivered to the Administrative Agent pursuant to Section 5.01(a) or (b), as applicable, for each fiscal quarter or fiscal year in such period (or, prior to the time any such statements are first required to be so delivered, the four fiscal quarters of the Borrowers ending September 31, 2025).
“Milk” has the meaning assigned to such term in the recitals hereto.
“MIRE Event” means, if there are any Mortgaged Properties at such time, any increase in the amount, extension of the maturity or renewal of any of the Commitments or Loans.
“MNPI” has the meaning assigned to such term in Section 5.02.
“MOIC” means a multiple on invested capital equal to 1.20:1.00, provided that, solely in connection with a Prepayment Event in respect of clause (e) of the definition thereof that occurs within seventy-five (75) calendar days of the Closing Date, the MOIC for up to $85,000,000 of the aggregate prepayments of the Term Tranche A Loans resulting from such Prepayment Event shall be reduced to 1.015:1.00.
“MOIC Amount” means, as of each MOIC Amount Payment Date,

(a)the product of (x) the amount of Term Loans repaid or prepaid on such MOIC Amount Payment Date multiplied by (y) the MOIC, minus
(b) the sum of:
(i)the aggregate amount of principal of such Term Loans repaid or prepaid in cash on or prior to such MOIC Amount Payment Date, if any, plus
(ii)the aggregate amount of all interest paid in cash with respect to such Term Loans repaid or prepaid, on or prior to such MOIC Amount Payment Date, plus
(iii)the Applicable Premium (including MOIC Amount) paid in cash on or prior to such MOIC Amount Payment Date, if any, plus
(iv)any other amounts or fees (excluding the structuring fees paid to the Lenders on the Closing Date pursuant to the Fee Letter) that have been earned, owed, accrued and paid in cash on such Term Loans repaid or prepaid on or prior to such MOIC Amount Payment Date.
“MOIC Amount Payment Date” means each date on which an Applicable Premium Trigger Event occurs during the MOIC Payment Period.
“MOIC Payment Period” has the meaning assigned to such term in the definition of “Applicable Premium”.
“Moody’s” means Moody’s Investors Service, Inc.
“Mortgage” has the meaning assigned to such term in Section 5.11(b).
“Mortgage Policies” has the meaning assigned to such term in Section 5.11(b).
“Mortgaged Property” means the Material Real Estate Assets listed on Schedule 5.11(b) and any real property which becomes subject to a Mortgage pursuant to Section 5.11(b).
“Multiemployer Plan” means an employee benefit plan defined in Section 4001(a)(3) of ERISA to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years has made or been obligated to make contributions.
“Net Cash Proceeds” means with respect to any Disposition by the Parent, any Borrower or any Subsidiary, or any Extraordinary Receipt received by or paid to or for the account of the Parent, any Borrower or any Subsidiary, in each case, after the Closing Date, the excess, if any, of (i) the sum of cash and Cash Equivalents actually received in connection with such transaction (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Indebtedness that is secured by the applicable asset and that is required to be repaid in connection with such transaction (other than Indebtedness under the Loan Documents or Indebtedness that is secured by a Lien that ranks pari passu with or junior to the Liens securing the Obligations), (B) the selling costs and out-of-pocket expenses incurred (or reasonably expected to be incurred) by the Parent, such Borrower or such Subsidiary in connection with such transaction, (C) taxes reasonably estimated to be actually payable within two years of the date of the relevant transaction, including any taxes payable as a result of any gain recognized in connection therewith; provided that, if the amount of any estimated taxes pursuant to subclause (C) exceeds the amount of taxes actually required to be paid in cash in respect of such transaction, the aggregate amount of such excess shall be a reduction of the Taxes previously taken into account under subclause (C) for purposes of redetermining Net Cash Proceeds, (D) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP (until released from such reserve in accordance with GAAP or otherwise) and (E) cash escrows (until released from escrow to the Parent, any Borrower or any Subsidiary) from the sale price for such Disposition.
“Net Leverage Ratio” means, with respect to any Measurement Period, the ratio of (a) the sum of (i) Consolidated Funded Indebtedness as of the last day of such Measurement Period minus (ii) the Unrestricted Cash to (b) Consolidated EBITDA for the most recently completed Measurement Period, in each case, for the Parent, the Borrowers and the Subsidiaries on a consolidated basis.
“NFIP” has the meaning assigned to such term in Section 5.11(b).
“Non-Consenting Lender” has the meaning assigned to such term in Section 9.02(f).
“Notes” has the meaning assigned to such term in Section 2.10(e).
“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that, if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m., New York City time, on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided further that, if any of the aforesaid rates as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.
“Obagi” has the meaning assigned to such term in the recitals hereto.
“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.
“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.
“Organization Documents” means, (a) with respect to any corporation or company, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), including, without limitation, (i) in relation to any Jersey company, the memorandum and articles of association and consents issued by the Jersey Financial Services Commission pursuant to the Control of Borrowing (Jersey) Order 1958, and (ii) in relation to any Cayman Islands exempted company the certificate of incorporation (and any certificates of incorporation on change of name), the memorandum and articles of association and the statutory registers; (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement (and, if such Person is a limited liability company registered under the laws of the Cayman Islands, (i) its certificate of registration, (ii) its section 5(2) statement and any section 8(1) statements, and (iii) its statutory registers); and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its incorporation, association, organization, formation or registration and, if applicable, any certificate or articles of formation or organization of such entity.
“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).
“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than any assignment made pursuant to Section 2.19(b)).
“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars by U.S.-managed banking offices of depository institutions (as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time) and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.
“Parent” means Waldencast plc, a public limited company incorporated in Jersey.
“Participant” has the meaning assigned to such term in Section 9.04(c).
“Participant Register” has the meaning assigned to such term in Section 9.04(c).
“Patriot Act” means the USA PATRIOT Act of 2001.
“Payment” has the meaning assigned to such term in Section 8.06(c).
“Payment Notice” has the meaning assigned to such term in Section 8.06(c).
“PBGC” means the Pension Benefit Guaranty Corporation.
“Pension Plan” means any employee pension benefit plan (excluding Multiemployer Plans) that is maintained or is contributed to (or required to be contributed to) by any Loan Party or any ERISA Affiliate or during the preceding five plan years was required to be contributed to by any Loan Party or any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the Pension Funding Rules.
“Permitted Acquisition” means any acquisition by the Parent, any Borrower or any Subsidiary in the form of acquisitions of (i) at least 50% of the Equity Interests in or (ii) all or substantially all of the assets, business or a line of business, division or a separate operation (whether by the acquisition of Equity Interests, assets or any combination thereof) of, any other Person, if:
(i)the acquired entity, assets or operations shall be in the Permitted Business;
(ii)after giving effect to such acquisition, the Guarantor Coverage Test is satisfied;
(iii)no Event of Default shall have occurred and be continuing or result therefrom;
(iv)the pro forma Net Leverage Ratio is less than 4.50:1.00; and
(v)such acquisition shall be consensual and shall have been approved by the board of directors of the Person whose Equity Interests or assets are proposed to be acquired and shall not have been preceded by an unsolicited tender offer for such Equity Interests by, or proxy contest initiated by, Parent or any of its Subsidiaries.
“Permitted Business” means the lines of business in which the Parent, the Borrowers and the Subsidiaries and their respective Subsidiaries, are engaged as of the date hereof or a line of business reasonably related, complementary, synergistic or ancillary thereto or reasonable extensions thereof.
“Permitted Liens” means any Liens permitted under Section 6.01.
“Permitted Prior Liens” has the meaning assigned to such term in Section 3.22.
“Permitted Refinancing Indebtedness” means any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness) (and, in the case of revolving Indebtedness being Refinanced, to effect a corresponding reduction in the commitments with respect to such revolving Indebtedness being Refinanced); provided that, with respect to any Indebtedness being Refinanced: (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions and expenses, plus an amount equal to any existing commitment unutilized thereunder (the “Refinancing Excess Amounts”)), (b) except with respect to Section 6.03(e), such Permitted Refinancing Indebtedness (x) has a final maturity date equal to or later than the earlier of (i) the final maturity date of the Indebtedness being Refinanced and (ii) the Latest Maturity Date then in effect and (y) has a Weighted Average Life to Maturity greater than or equal to the shorter of (i) the remaining Weighted Average Life to Maturity of the Indebtedness being Refinanced and (ii) the remaining Weighted Average Life to Maturity of each Term Facility hereunder, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms in the aggregate not materially less favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced (as determined by the Administrative Borrower in good faith), (d) if the Indebtedness being Refinanced was unsecured, such Permitted Refinancing Indebtedness shall also be unsecured (unless such Permitted Refinancing Indebtedness could otherwise be secured pursuant to Section 6.01), (e) no Permitted Refinancing Indebtedness shall have obligors that are not (or would not have been) obligated with respect to the Indebtedness being Refinanced (except that a Loan Party may be added as an additional obligor if such Loan Party would have otherwise been permitted to incur or Guarantee such Indebtedness pursuant to Section 6.03) and (f)

if the Indebtedness being Refinanced is secured, (x) such Permitted Refinancing Indebtedness may be secured (including by any Collateral pursuant to after-acquired property clauses to the extent any such Collateral secured (or would have secured) the Indebtedness being Refinanced) to the extent permitted by Section 6.01 and (y) the holders of such Permitted Refinancing Indebtedness or a representative thereof shall be or become a party to an intercreditor agreement reasonably satisfactory to the Administrative Agent (if such Indebtedness is secured by any or all of the Collateral).
“Permitted Tax Distributions” means, for any taxable period in which Waldencast Partners LP is treated as a partnership or disregarded entity for U.S. federal income tax purposes, distributions by Waldencast Partners LP to any direct or indirect beneficial owners of Waldencast Partners LP in an amount reasonably determined by Waldencast Partners LP not to exceed in any such taxable period the product of (a) the highest combined U.S. federal, state, and non-U.S. individual or corporate marginal tax rate (whichever is higher) pertaining to the type of income being taxed that is applicable to any partner of Waldencast Partners LP and (b) the estimated aggregate combined U.S. federal, state, local and non-U.S. taxable income and gain allocated to the partners or other beneficial owners of Waldencast Partners LP, directly or indirectly, by Waldencast Partners LP for the relevant taxable period (including any section 704(c) amounts), reduced by any net losses, deductions and credits allocated to such persons, directly or indirectly, by Waldencast Partners LP in prior taxable periods to the extent such items have not been previously taken into account in calculating Permitted Tax Distributions and are expected to be of a character that would permit such loss, deduction or credit to be deductible against income in the current taxable period, and calculated by disregarding the effect of any special basis adjustments under Code section 743 (assuming also that each such beneficial owner elects to carry forward such items and that such beneficial owner’s only income, gain, deductions, losses and similar items are those allocated to such beneficial owner by Waldencast Partners LP for purposes of such carry forward).
“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, exempted company, partnership, Governmental Authority or other entity.
(c)“PIK Interest Rate” means, for any day, with respect to any Term Loans,
(a)From the Closing Date until November 17, 2026, the relevant PIK Interest Rate shall be 14.75% per annum.
(b)From November 17, 2026 until the Maturity Date, the relevant PIK Interest Rate shall be as set forth below.

Interest Period	PIK Interest Payment
November 17, 2026 – February 17, 2027	15.00% per annum
February 17, 2027 – May 17, 2027	15.25% per annum
May 17, 2027 – August 17, 2027	15.50% per annum
August 17, 2027 – November 17, 2027	15.75% per annum
November 17, 2027 – February 17, 2028	16.00% per annum
February 17, 2028 – May 17, 2028	16.25% per annum
May 17, 2028 – August 17, 2028	16.50% per annum
August 17, 2028 – November 17, 2028	16.75% per annum

“Plan Asset Regulations” means 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

“Platform” has the meaning assigned to such term in Section 5.02.
“Prepayment Event” means:
(i)any Disposition (including pursuant to a Sale and Leaseback Transaction) of any property or asset of the Parent, any Borrower or any Subsidiary made pursuant to Section 6.05(j), 6.05(k), 6.05(q) or 6.05(s), which results in the realization by such Person of Net Cash Proceeds in excess of an aggregate amount of $5,000,000 per Fiscal Year; or
(ii)the receipt by the Parent, any Borrower or any Subsidiary of any Extraordinary Receipt, which results in the receipt by such Person of Net Cash Proceeds in excess of an aggregate amount of $5,000,000 per Fiscal Year;
(iii)the incurrence by the Parent, any Borrower or any Subsidiary of any Indebtedness (other than Loans), other than Indebtedness permitted under Section 6.03 or permitted by the Required Lenders pursuant to Section 9.02;
(iv)any Liquidity Event not referred to in clause (a) above;
(v)any Specified Japan Sale; and
(vi)the exercise of any Specified Warrants.
“Proceeding” means any claim, litigation, investigation, action, suit, arbitration or administrative, judicial or regulatory action or proceeding in any jurisdiction.
“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.
“Public Lender” has the meaning assigned to such term in Section 5.02.
“Ratio Calculation Date” has the meaning assigned to such term in Section 1.12(b)(i).
“Recipient” means (a) the Administrative Agent and (b) any Lender, as applicable, in each case including an assignee or a Participant.
“Refinance” has the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness,” “Refinancing” and “Refinanced” shall have a meaning correlative thereto.
“Refinancing Excess Amounts” has the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness.”
“Register” has the meaning assigned to such term in Section 9.04(b).
“Register of Mortgages and Charges” has the meaning assigned to such term in Section 8.10(a)(i)(x).
“Regulation U” means Regulation U of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the direct and indirect equityholders, shareholders, members, partners, directors, officers, employees, agents, consultants, trustees, controlling persons, administrators, managers, advisors and other representatives of such Person and of such Person’s Affiliates.
“Relevant Party” has the meaning assigned to such term in Section 2.17(h)(ii).
“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.
“Required Lenders” means Lenders having Credit Exposures and Term Loan Commitments representing more than 50% of the sum of the total Credit Exposures plus Term Loan Commitments at such time; provided that, for the purpose of determining the Required Lenders needed for any waiver, amendment, modification or consent of or under this Agreement or any other Loan Document, any Lender that is a Defaulting Lender shall be disregarded, together with its Credit Exposures and Term Loan Commitments.
“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.
“Responsible Officer” means the chief executive officer, president, director, manager, chief financial officer, director of corporate finance, treasurer, assistant treasurer or controller of a Loan Party, and including solely for purposes of Section 4.01, the secretary or assistant secretary of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.
“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person’s equity holders, partners or members (or the equivalent of any thereof) or any option, warrant or other right to acquire any such dividend or other distribution or payment.
“S&P” means Standard & Poor’s Rating Services, a Standard & Poor’s Financial Services LLC business.
“Sale and Leaseback Transaction” means any sale or other transfer of any property or asset by any Person with the intent to lease such property or asset as lessee (or otherwise use such property or asset through the lease of an Affiliate as lessee).
“Sanctioned Country” means, at any time, a country, territory, or region that is the subject of Sanctions (at the time of this Agreement, are Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, or the non-Ukrainian-government-controlled regions of Kherson or Zaporizhzhia of Ukraine, Cuba, Iran and North Korea).
“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security

Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom or the Government of Canada or any other relevant sanctions authority with jurisdiction over any party to this Agreement, (b) any Person located, organized or ordinarily resident in a Sanctioned Country, (c) any Person 50% or more owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).
“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom or the Government of Canada or any other relevant sanctions authority with jurisdiction over any party to this Agreement, including any sanctions extended to the Cayman Islands by order of the Majority in Council.
“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.
“Secured Parties” means, collectively, the Administrative Agent, the Lenders, each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.04, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.
“Solvency Certificate” means a certificate substantially in the form attached hereto as Exhibit H.
“Solvent” means, with respect to the Parent, the Borrowers and the Subsidiaries on any date of determination, that on such date (a) the sum of the liabilities of the Parent, the Borrowers and the Subsidiaries, taken as a whole, does not exceed either the present fair saleable value or fair value of the assets of the Parent, the Borrowers and the Subsidiaries, taken as a whole; (b) the capital of the Parent, the Borrowers and the Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole, contemplated through the maturity of the credit facilities evidenced by this Agreement, and (c) the Parent, the Borrowers and the Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debts as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).
“Specified Assets” means, collectively, (a) letter of credit rights (other than to the extent the security interest in such letter of credit rights may be perfected by the filing of UCC financing statements) with a value of less than $2,500,000, (b) commercial tort claims with a value of less than $2,500,000 and (c) such assets as to which the Administrative Agent and the Administrative Borrower reasonably agree that the cost of obtaining such a security interest therein or perfection thereof are excessive in relation to the benefit to the Secured Parties of the security to be afforded thereby.
“Specified Japan Sale” means the sale and transfer of certain trademarks registered with the Japan Patent Office (and related rights) to Rohto Pharmaceuticals Co. Ltd. (“Rohto”), pursuant that certain (i) Trademark Transfer Agreement, dated as of November 13, 2025, between Rohto, as buyer, and

Obagi, as seller, and (ii) Trademark Coexistence Agreement, dated as of November 13, 2025, between Rohto and Obagi (together, the “Japan Sale Agreements”).
“Specified Matter” means any prospective litigation, legal settlements, fines, judgements or orders that the Administrative Borrower has disclosed to the Administrative Agent on a diligence call held on November 4, 2025.
“Specified Warrants” means the warrants contemplated pursuant to the agreement substantially in the form attached hereto as Exhibit F, subject to any modifications required by (or identified as a condition to approval by) NASDAQ, The International Stock Exchange or the Jersey Financial Services Commission.
“Spot Rate” for a currency means the rate determined by the Administrative Agent to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that, the Administrative Agent may obtain such spot rate from another financial institution designated by the Administrative Agent if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.
“Subsidiary” of a Person means a corporation, exempted company, partnership, joint venture, limited liability company or other business entity of which a majority of the Equity Interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Parent. In respect of the Parent, a Subsidiary shall include a “subsidiary” within the meaning of Articles 2 and 2A of the Companies (Jersey) Law 1991.
“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other similar master agreement relating to a transaction described in clause (a), including any such obligations or liabilities under any master agreement.
“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).
“Targeted Liquidity Event Date” means the date that is nine months after the Closing Date, provided that, if each of the Parent, the Borrowers or its Subsidiaries has entered into a binding agreement (including but not limited to, a binding term sheet, purchase agreement, offering memorandum or similar agreements) relating to any Liquidity Event pending closing conditions that are reasonably satisfactory to the Administrative Agent on or prior to the date that is nine months after the Closing Date, then the Targeted Liquidity Event Date shall be the date that is the first anniversary of the Closing Date.
“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Term Facility” means each of the Term Tranche A Facility and Term Tranche B Facility.
“Term Tranche A Loan Commitments” means (a) with respect to any Term Tranche A Lender, the amount set forth on Schedule 2.01A opposite such Term Tranche A Lender’s name under the heading “Term Tranche A Loan Commitment”, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9-102(a)(70) of the New York Uniform Commercial Code) contemplated hereby pursuant to which such Term Tranche A Lender shall have assumed its Term Loan Commitment, as applicable, and giving effect to (i) any reduction in such amount from time to time pursuant to Section 2.09 and (ii) any reduction or increase in such amount from time to time pursuant to assignments by or to such Term Tranche A Lender pursuant to Section 9.04 and (b) as to all Term Tranche A Lenders, the aggregate commitments of all Term Tranche A Lenders to make Term Tranche A Loans. The initial aggregate amount of the Term Loan A Loan Commitments as of the date hereof is $195,000,000.
“Term Tranche B Loan Commitments” means (a) with respect to any Term Tranche B Lender, the amount set forth on Schedule 2.01B opposite such Term Tranche B Lender’s name under the heading “Term Tranche B Loan Commitment”, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9-102(a)(70) of the New York Uniform Commercial Code) contemplated hereby pursuant to which such Term Tranche B Lender shall have assumed its Term Tranche B Loan Commitment, as applicable, and giving effect to (i) any reduction in such amount from time to time pursuant to Section 2.09 and (ii) any reduction or increase in such amount from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04 and (b) as to all Term Tranche B Lenders, the aggregate commitments of all Term Tranche B Lenders to make Term Tranche B Loans. The initial aggregate amount of the Term Loan B Loan Commitments as of the date hereof is $30,000,000.
“Term Tranche A Facility” means, at any time, (a) prior to the funding of the Term Tranche A Loans on the Closing Date, the aggregate amount of the Term Tranche A Loan Commitments at such time and (b) thereafter, the aggregate principal amount of the Term Tranche A Loans of all Term Tranche A Lenders outstanding at such time.
“Term Tranche B Facility” means, at any time, (a) prior to the funding of the Term Tranche B Loans on the Closing Date, the aggregate amount of the Term Tranche B Loan Commitments at such time and (b) thereafter, the aggregate principal amount of the Term Tranche B Loans of all Term Tranche B Lenders outstanding at such time.

“Term Tranche A Lender” means, as of any date of determination, each Lender having a Term Tranche A Loan Commitment or that holds Term Tranche A Loans.
“Term Tranche B Lender” means, as of any date of determination, each Lender having a Term Tranche B Loan Commitment or that holds Term Tranche B Loans.
“Term Lender” means, as of any date of determination, each of the Term Tranche A Lenders and Term Tranche B Lenders.
“Term Loan Commitment” means the Term Tranche A Commitment and the Term Tranche B Commitment. The initial aggregate amount of the Term Loan Commitments as of the date hereof is $225,000,000.
“Term Loans” means the Term Tranche A Loans and Term Tranche B Loans.
“Termination Date” has the meaning assigned to it in Section 9.14(c).
“Term Tranche A Loans” means the term loans made by the Term Tranche A Lenders to the Borrowers (or any Borrower) pursuant to Section 2.01(b).
“Term Tranche B Loans” means the term loans made by the Term Tranche B Lenders to the Borrowers (or any Borrower) pursuant to Section 2.01(b).
“Threshold Amount” means $6,000,000.
“Trade Date” has the meaning assigned to such term in Section 9.04(e).
“Transactions” means, collectively, (a) the Existing Credit Agreement Refinancing, (b) the entering into by the Borrowers and the other Loan Parties of the Loan Documents to which they are or are intended to be a party, (c) the initial Borrowing on the Closing Date, and (d) the payment of the fees and expenses incurred in connection with the consummation of the foregoing.
“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.
“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.
“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.
“United States” or “U.S.” mean the United States of America.
“Unliquidated Obligations” means, at any time, any Obligations (or portion thereof) that are contingent in nature or unliquidated at such time, including any Obligation that is: (i) any obligation (including any guarantee) that is contingent in nature at such time; or (ii) an obligation to provide collateral to secure the foregoing type of obligations.
“Unreimbursed Amount” has the meaning assigned to it in Section 2.06(e).
“Unrestricted Cash” means unrestricted cash and Cash Equivalents owned by the Parent, the Borrowers and the Subsidiaries and not controlled by or subject to any Lien in favor of any creditor (other than Liens permitted by Section 6.01(p), (s)(i) or (s)(ii) and Liens created under the Collateral Documents).
“U.S. Collateral Agreement” means the Collateral Agreement, to be dated as of the Closing Date, among the Grantors (as defined therein) party thereto and the Administrative Agent.
“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.
“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.
“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.17(f)(ii)(B)(3).
“Waldencast LPA” means the Amended and Restated Exempted Limited Partnership Agreement for Waldencast Partners LP, dated as of July 27, 2022.
“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (i) the sum of the products obtained by multiplying (a) the amount of each then remaining scheduled installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final scheduled maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (ii) the then outstanding principal amount of such Indebtedness; provided that, for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being modified, refinanced, refunded, renewed, replaced or extended (the “Applicable Indebtedness”), the effect of any prepayments made on such Applicable Indebtedness prior to the date of the applicable modification, refinancing, refunding, renewal, replacement or extension shall be disregarded.
“Wholly-Owned Subsidiary” means a Subsidiary in which the Parent or any of its Subsidiaries owns, directly or indirectly 100% of such Subsidiary’s outstanding Equity Interests.
“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.
Section 1.02.Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Term Tranche A Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Term Tranche A Borrowing”).
Section 1.03.Terms Generally. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:
(a)The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document and any Loan Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented, extended, renewed, replaced, refinanced or otherwise modified (subject to any restrictions on such amendments, restatements, amendments and restatements, supplements, extensions, renewals, replacements, refinancings or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference in any Loan Document to any law (including by succession of comparable successor laws) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law and any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as consolidated, amended, replaced, supplemented or interpreted from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.
(b)In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including.”
(c)Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.
(d)Any reference herein to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a Person, or an allocation of assets to a series of a Person (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a Person shall constitute a separate Person hereunder (and each division of any Person that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).
Section 1.04.Accounting Terms; Changes in GAAP; Rounding.

(a)Subject to Section 1.04(b), all accounting terms not specifically or completely defined herein shall be construed in conformity with GAAP, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with GAAP, applied on a consistent basis, as in effect from time to time.
(b)If at any time any change in GAAP or the application thereof would affect the computation or interpretation of any financial ratio, basket, requirement or other provision set forth in any Loan Document, and either the Administrative Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Administrative Borrower shall negotiate in good faith to amend such ratio, basket, requirement or other provision to preserve the original intent thereof in light of such change in GAAP or the application thereof (subject to the consent of the Required Lenders; such consent not to be unreasonably withheld, conditioned or delayed); provided that, until so amended, such ratio, basket, requirement or other provision shall continue to be computed or interpreted in accordance with GAAP or the application thereof prior to such change therein.
(c)Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to (i) any election under Financial Accounting Standards Board Accounting Standards Codification 825 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Parent, any Borrower or any Subsidiary at “fair value”, as defined therein and (ii) any treatment of Indebtedness under Accounting Standards Codification 470-20 or 2015-03 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.
(d)Notwithstanding the foregoing, with respect to the accounting for leases as either operating leases or capital leases and the impact of such accounting in accordance with FASB ASC 842 on the definitions and covenants herein, GAAP as in effect on December 31, 2018 shall be applied.
(e)Any financial ratios required to be maintained or complied with by the Parent or any Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).
Section 1.05.Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern Time (daylight or standard, as applicable).
Section 1.06.[Reserved].
Section 1.07.Currency Equivalents Generally; Change of Currency. For purposes of this Agreement and the other Loan Documents (other than Articles 2, 8 and 9 hereof), where the permissibility of a transaction or determinations of required actions or circumstances depend upon compliance with, or are determined by reference to, amounts stated in Dollars, such amounts shall be deemed to refer to Dollars or Dollar Equivalents and any requisite currency translation shall be based on the Spot Rate in effect on the Business Day of such transaction or determination. Notwithstanding the foregoing, for purposes of determining compliance with Sections 6.01, 6.02 and 6.03 with respect to any amount of Liens, Indebtedness or Investment in currencies other than Dollars, no Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Lien is created, Indebtedness is incurred or Investment is made. Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify with the Administrative Borrower’s consent (not to be unreasonably withheld) to appropriately reflect a change in currency of any country and any relevant market conventions or practices relating to such change in currency.
Section 1.08.Timing of Payment and Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day.

Section 1.09.Jersey Terms. In each Loan Document, where it relates to a person (i) incorporated, (ii) established, (iii) constituted, (iv) formed, (v) which carries on, or has carried on, business, or (vi) that owns immovable property, in each case, in Jersey, a reference to:
(a)a “composition, compromise, assignment or arrangement with any creditor”, “winding-up”, “administration”, “insolvency”, “insolvent”, “bankruptcy”, “liquidation” or “dissolution” includes, without limitation, “bankruptcy” (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954), a compromise or arrangement of the type referred to in Article 125 of the Companies (Jersey) Law 1991, any procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991, and any other similar proceedings affecting the rights of creditors generally under Jersey law, and shall be construed so as to include any equivalent or analogous proceedings;
(b)a “liquidator”, “receiver”, “administrative receiver”, “administrator” or the like includes, without limitation, the Viscount of the Royal Court of Jersey, Autorisés, any provisional liquidator or liquidator appointed pursuant to Part 21 of the Companies (Jersey) Law 1991, or any other person performing the same function of each of the foregoing;
(c)a “security interest”, “security”, “encumbrance”, “lien” or the like includes, without limitation, any hypothèque, whether conventional, judicial or arising by operation of law and any security interest created pursuant to the Security Interests (Jersey) Law 1983 or Security Interests (Jersey) Law 2012 and any related legislation; and
(d)any equivalent or analogous procedure or step being taken in connection with insolvency includes any corporate action, legal proceedings or other formal procedure or step being taken in connection with an application for a declaration of en désastre being made in respect of any such entity or any of its assets (or the making of such declaration).
Section 1.10.[Reserved].
Section 1.11.Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its Equity Interests at such time.
Section 1.12.Certain Calculations.
(a)All pro forma calculations permitted or required to be made by the Parent, any Borrower or any Subsidiary pursuant to this Agreement shall include only those adjustments that have been prepared in good faith based upon reasonably detailed written assumptions believed by the Borrowers at the time of preparation to be reasonable and which are reasonably foreseeable. Any ratio calculated hereunder that includes Consolidated EBITDA shall look to Consolidated EBITDA for the most recently completed Measurement Period.
(b)The pro forma Net Leverage Ratio and pro forma Consolidated EBITDA shall be calculated as follows:
(i)in the event that the Parent, any Borrower or any Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness subsequent to the last day of the Measurement Period for which such pro forma ratio is being calculated but on or prior to the date of the event for which the calculation of such pro forma ratio is being made (a “Ratio Calculation Date”), then such pro forma ratio shall be calculated as if such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness (and all other incurrences, assumptions, guarantees, redemptions, retirements or extinguishments of Indebtedness consummated since the last day of the applicable Measurement Period but on or prior to the Ratio Calculation Date) had occurred at the last day of the applicable Measurement Period; provided that, (i) in the case of any incurrence of Indebtedness or establishment of any revolving credit or delayed draw commitments, a borrowing of the maximum amount of Indebtedness available under such revolving credit or delayed draw commitments shall be assumed and (ii) the pro forma Consolidated Interest Expense for the applicable Measurement

Period shall be calculated assuming such Indebtedness had been outstanding or repaid, as the case may be, since the first day and through the end of the applicable Measurement Period (taking into account any interest rate Swap Contracts applicable to such Indebtedness);
(ii)in the event that any Permitted Acquisitions or other permitted Investments in the nature of an acquisition are made subsequent to the last day of the applicable Measurement Period for which such pro forma ratio is being calculated but on or prior to the Ratio Calculation Date, then Consolidated EBITDA shall be (x) increased by an amount equal to the Consolidated EBITDA attributable to the property or Investment that is the subject of such Permitted Acquisition or other permitted Investment in the nature of an acquisition, in each case assuming such Permitted Acquisition or other permitted Investment had been made on the first day of the applicable Measurement Period and (y) otherwise calculated as set forth in the third paragraph of the definition of “Consolidated EBITDA” on a Pro Forma Basis; and
(iii)in the event that Dispositions are made subsequent to the last day of the applicable Measurement Period for which such pro forma ratio is being calculated but on or prior to the relevant Ratio Calculation Date, then Consolidated EBITDA shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Disposition or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto, in each case assuming such Disposition had been made on the first day of the applicable Measurement Period; provided that, notwithstanding anything herein to the contrary, no such events or transactions occurring subsequent to the last day of the applicable Measurement Period for which such pro forma ratio is being calculated but on or prior to the Ratio Calculation Date shall be taken into account for purposes of any calculation of Net Leverage Ratio and Consolidated EBITDA for purposes of (i) actual compliance with the financial covenants set forth in Section 6.11 and (ii) the determination of Excess Cash Flow.
(c)Notwithstanding anything to the contrary in this Agreement, solely for the purpose of (A) measuring the relevant financial ratios and basket availability or pro forma compliance with any covenant with respect to the incurrence of any Indebtedness or Liens or the making of any Investments (including the determination of whether an acquisition is a Permitted Acquisition) or Dispositions or (B) other than in connection with determining compliance with representations and warranties or the occurrence of any Default or Event of Default (other than any Event of Default pursuant to Section 7.01(a), (f) or (g)), in each case, in connection with any action being taken in connection with a Limited Condition Acquisition (including any incurrence or assumption of Indebtedness and the use of proceeds thereof, the incurrence or assumption of any Liens, the making of any Investments or Restricted Payments or the repayment of any Indebtedness for which an irrevocable notice of prepayment or redemption is required), if the Administrative Borrower has made an LCA Election with respect to such Limited Condition Acquisition, the date of determination of whether any such action is permitted hereunder shall be deemed to be the date on which the definitive agreements for such Limited Condition Acquisition are entered into (the “LCA Test Date”), and if, after giving effect on a Pro Forma Basis to the Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence or assumption of Indebtedness and the use of proceeds thereof, the incurrence or assumption of any Liens, the making of any Investments or Restricted Payments or the repayment of any Indebtedness for which an irrevocable notice of prepayment or redemption is required) as if they had occurred at the beginning of the most recently completed Measurement Period ending prior to the LCA Test Date, the Borrowers could have taken such action on the relevant LCA Test Date in compliance with such financial ratio or basket, such financial ratio or basket shall be deemed to have been complied with. If the Administrative Borrower has made an LCA Election for any Limited Condition Acquisition, then in connection with any subsequent calculation of any financial ratio or basket availability on or following the relevant LCA Test Date and prior to the earlier of (x) the date on which such Limited Condition Acquisition is consummated or (y) the date that the definitive agreement for such Limited Condition Acquisition is terminated or expires without consummation of such Limited Condition Acquisition, any such financial ratio or basket availability shall be calculated (and tested) (A) on a Pro Forma Basis assuming such Limited Condition Acquisition and other transactions in connection therewith (including any incurrence or assumption of Indebtedness and the use of proceeds thereof, the incurrence or assumption of any Liens, the making of any Investments or Restricted Payments or the repayment of any Indebtedness for which an irrevocable notice of prepayment or redemption is required) have been consummated until such time as the applicable Limited Condition Acquisition has actually closed or the definitive agreement with respect thereto has been terminated and (B) solely with respect to (i) the making of any Restricted Payments or (ii) payments of Junior Indebtedness, on a standalone basis without giving effect to such Limited Condition Acquisition and the other transactions in connection therewith; provided that, notwithstanding anything herein to the contrary, no Limited Condition Acquisition shall be taken into account for purposes of any calculation of (i) actual compliance with the financial covenants set forth in Section 6.11 and (ii) the determination of Excess Cash Flow.
(d)For purposes of determining compliance with Sections 6.01, 6.02, 6.03, 6.06 and 6.14, with respect to any grant of any Lien, the making of any Investment or Restricted Payment, the incurrence of any Indebtedness or the prepayment, redemption, purchase, defeasement or satisfaction of Junior Indebtedness (each, a “Covenant Transaction”) in reliance on a “basket” that makes reference to a percentage of Consolidated EBITDA or Consolidated Total Assets, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in the amount of Consolidated EBITDA or Consolidated Total Assets, as applicable, occurring after the time such Covenant Transaction is incurred, granted or made in reliance on such provision.
(e)For purposes of calculating any ratio test utilized in any debt incurrence test, such ratio shall be calculated after giving effect to any such incurrence on a pro forma basis, and, in each case, with respect to any revolving credit commitments being established utilizing a debt incurrence test, assuming a borrowing of the maximum amount of such revolving credit commitment.
(f)Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that does not require compliance with a financial ratio or test (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or test (including any Net Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to any substantially concurrent utilization of the Incurrence-Based Amounts.
Section 1.13.Basket Amounts and Application of Multiple Relevant Provisions. Notwithstanding anything to the contrary, (a) unless specifically stated otherwise herein, any dollar, number, percentage or other amount available under any carve-out, basket, exclusion or exception to any affirmative, negative or other covenant in this Agreement or the other Loan Documents may be accumulated, added, combined, aggregated or used together by any Loan Party and the Subsidiaries without limitation for any purpose not prohibited hereby, and (b) any action or event permitted by this Agreement or the other Loan Documents need not be permitted solely by reference to one provision permitting such action or event but may be permitted in part by one such provision and in part by one or more other provisions of this Agreement and the other Loan Documents.
Section 1.14.Cashless Roll. Notwithstanding anything to the contrary, if agreed by the Administrative Agent and the Administrative Borrower, any Lender may exchange, continue or rollover all of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Administrative Agreement, pursuant to a cashless settlement mechanism approved by the Borrower, the Administrative Agent and such Lender.

Article II

The Credits
Section 2.01.Commitments. Subject to the terms and conditions set forth herein, (a) each Term Tranche A Lender with a Term Tranche A Loan Commitment (severally and not jointly) agrees to make a Term Tranche A Loan to the Borrowers in Dollars on the Closing Date, in an amount equal to such Lender’s Term Tranche A Loan Commitment and (b) each Term Tranche B Lender with a Term Tranche B Loan Commitment (severally and not jointly) agrees to make a Term Tranche B Loan to the Borrowers in Dollars on the Closing Date, in an amount equal to such Lender’s Term Tranche B Loan Commitment. Amounts repaid or prepaid in respect of Term Loans may not be reborrowed.

Section 2.02.Loans and Borrowings.
(a)Each Loan shall be made as part of a Borrowing consisting of Loans of the same Class made by the applicable Lenders ratably in accordance with their respective Commitments of the applicable Class. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that, the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. The Term Loans shall have no amortization.
(b)Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan (and in the case of an Affiliate, the provisions of Sections 2.15 and 2.17 shall apply to such Affiliate to the same extent as to such Lender); provided that, any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement or result in any increased cost to the Borrower.
(c)Each Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $1,000,000.
Section 2.03.Requests for Borrowings. To request a Borrowing, the Administrative Borrower shall notify each Lender of such request by irrevocable written notice (via a written Borrowing Request signed by a Responsible Officer of the Administrative Borrower) not later than 11:00 a.m., New York City time, one (1) Business Day before the date of the proposed Borrowing. Each such Borrowing Request shall specify the following information in compliance with Section 2.02:
(i)the aggregate principal amount of the requested Borrowing of such Lender;
(ii)the date of such Borrowing, which shall be a Business Day; and
(iii)the location and number of the Administrative Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.07.
Section 2.04.[Reserved].
Section 2.05.[Reserved].
Section 2.06.[Reserved].
Section 2.07.Funding of Borrowings.
(a)Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof solely by wire transfer of immediately available funds by 2:00 p.m., New York City time, to an account of the Borrowers designated by the Administrative Borrower in the applicable Borrowing Request.
(b)Unless the Borrowers shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Borrowers such Lender’s share of such Borrowing, the Borrowers may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section.
Section 2.08.[Reserved].
Section 2.09.[Reserved].
Section 2.10.Repayment of Loans; Evidence of Debt.
(a)To the extent not previously repaid, all unpaid Term Loans (including any interest that has been paid in kind and added to the principal amount of the Term Loans pursuant to Section 2.13(c)) shall be paid in full in Dollars by the Borrowers on the Maturity Date.
(b)Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder and the Class applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.
(d)The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that, the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the Obligations (including the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement).
(e)Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) in the form attached hereto as Exhibit D or otherwise as approved by the Administrative Agent (such notes, collectively, the “Notes”). Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form.
Section 2.11.Prepayment of Loans.
(a)The Borrowers shall have the right at any time and from time to time on to prepay any Borrowing in whole or in part, without penalty or premium (other than payments required by Section 2.12(e)) subject to prior notice in accordance with the provisions of this Section 2.11(a). The Administrative Borrower shall notify the Administrative Agent and the Lenders by written notice of any prepayment hereunder not later than 11:00 a.m., New York City time one (1) Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment that is conditional upon the effectiveness of other transactions, then such notice of prepayment may be revoked by the Borrower if such condition is not satisfied. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing as provided in Section 2.02. Each voluntary prepayment of a Term Loan Borrowing shall be applied ratably as between any single Class of Term Loans included in the prepaid Term Loan Borrowing in such order of application as directed by the Administrative Borrower; it being understood that the Borrowers may prepay one Class of Term Loans and not the other Class of Term Loans in connection with any such voluntary prepayment, and each mandatory prepayment of a Term Loan Borrowing shall be applied in accordance with Section 2.11(e). Prepayments shall be accompanied by accrued interest to the extent required by Section 2.13.
(b)[Reserved].
(c)Within five (5) Business Days following the delivery to the Administrative Agent (for distribution to the Lenders) of audited annual financial statements pursuant to Section 5.01(a), commencing with the delivery to the Administrative Agent of the financial statements for the Fiscal Year ending December 31, 2025 or, if such financial statements are not delivered to the Administrative Agent, within five (5) Business Days following the date on which such statements are required to be delivered pursuant to Section 5.01(a), the Borrowers shall prepay the Obligations, without penalty or premium (other than payments required by Section 2.12(e)), as set forth in Section 2.11(e) below in an aggregate principal amount (plus any payments required by Section 2.12(e)) equal to the result of (to the extent positive) (1) 50% of the Excess Cash Flow of the Parent and its Subsidiaries for such Fiscal Year (provided that, with respect to the Fiscal Year ending December 31, 2025, such period shall be calculated from the Closing Date until December 31, 2025) minus (2) the aggregate principal amount of all principal payments on the Term Loans made by the Borrowers pursuant to Section 2.11(a) for such Fiscal Year (and only to the extent that any such payment was not made with the proceeds of Equity Interests or other long-term Indebtedness (other than revolving Indebtedness)).
(d)In the event and on each occasion that any Net Cash Proceeds are received by or on behalf of the Parent, any Borrower or any Subsidiary in respect of any Prepayment Event, the

Borrowers shall, within five (5) Business Days after such Net Cash Proceeds are received, prepay the Obligations as set forth in Section 2.11(e) below in an aggregate amount equal to 100% of such Net Cash Proceeds; provided that, (1) solely in the case of any event described in clause (a) or (b) of the definition of the term “Prepayment Event” (i) such required prepayment shall only be required to be made for amounts in excess of $5,000,000 per Fiscal Year and (ii) so long as no Event of Default has occurred and is continuing, such prepayment shall not be required to the extent the Borrowers reinvest such Net Cash Proceeds in assets of a kind then used or usable in the business of the Parent, the Borrowers and the Subsidiaries within 180 days after the date of receipt of such Net Cash Proceeds, or enters into a binding commitment thereof within said 180-day period and subsequently makes such reinvestment within 180 days after the end of such 180-day period; provided that, the Borrowers notifies the Administrative Agent within five (5) Business Days following receipt by the Parent, any Borrower or any Subsidiary of such Net Cash Proceeds of the Administrative Borrower’s intent to reinvest such Net Cash Proceeds and (2) solely in the case of the Specified Japan Sale, so long as (x) no Event of Default has occurred and is continuing and (y) the aggregate gross proceeds from the Specified Japan Sale exceeds $82,000,000 million, the Parent and the Borrowers shall be permitted to retain (and not apply for prepayment) up to $5,000,000 of the aggregate Net Cash Proceeds from the Specified Japan Sale.
(e)Other than as set forth in this clause (e), all amounts pursuant to Section 2.11(c) and Section 2.11(d) shall be applied to prepay the Term Loans on a pro rata basis unless the Borrowers indicate in the applicable prepayment notice that one Class of Term Loans shall be prepaid in priority to the other Class of Term Loans, in which case such Class of Term Loans may be prepaid in such priority for such prepayment; provided that, in the event and on each occasion that Net Cash Proceeds are received by and on behalf of the Parent, any Borrower or any Subsidiary (i) in respect of clause (e) of the definition of Prepayment Event, such amounts shall be applied to prepay, (x) first, the Tranche A Term Loans and (y) second, the Tranche B Term Loans, (ii) in respect of clause (f) of the definition of Prepayment Event, such amounts shall be applied to solely prepay (x) first, the Tranche B Term Loans and (y) second, the Tranche A Term Loans.
Section 2.12.Fees.
(a)[Reserved].
(b)[Reserved].
(c)Each Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrowers and the Administrative Agent.
(d)All fees payable hereunder shall be paid on the dates due, in Dollars and immediately available funds, to the Administrative Agent. Fees paid shall not be refundable under any circumstances.
(e)Upon the occurrence of an Applicable Premium Trigger Event, the Borrowers shall pay to the Lenders in accordance with their Applicable Percentage, the Applicable Premium. Any Applicable Premium payable in accordance with this clause (e) shall be presumed to be the liquidated damages sustained by the Lenders as the result of the occurrence of the Applicable Premium Trigger Event and the Borrowers agree that it is reasonable under the circumstances currently existing. THE BORROWERS EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING APPLICABLE PREMIUM IN CONNECTION WITH ANY ACCELERATION. The Borrowers expressly agree (to the fullest extent that they may lawfully do so) that: (i) the Applicable Premium is reasonable and is the product of an arm's length transaction between sophisticated business people, ably represented by counsel; (ii) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (iii) there has been a course of conduct between the Lenders and the Borrowers giving specific consideration in this transaction for such agreement to pay the Applicable Premium; (iv) the Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this paragraph; (v) their agreement to pay the Applicable Premium is a material inducement to Lenders to provide the Commitments and make the Loans; and (vi) the Applicable Premium represents a good faith, reasonable estimate and calculation of the lost profits or damages of the

Administrative Agent and the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Administrative Agent and the Lenders or profits lost by the Administrative Agent and the Lenders as a result of such Applicable Premium Trigger Event.
Section 2.13.Interest.
(a)The Term Loans shall bear interest at the PIK Interest Rate.
(b)Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by any Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, unless waived by the Required Lenders pursuant to Section 9.02, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan.
(c)Other than in connection with a Prepayment Event, the Maturity Date or any other payment of principal on the Term Loans, all accrued and unpaid interest shall be paid in kind by adding such accrued and unpaid interest to the principal amount of the Term Loans on the applicable Interest Payment Date, with any such interest to be so paid-in-kind capitalized on such Interest Payment Date and added to the then-outstanding principal amount of such Term Loans, as applicable, and, thereafter, shall bear interest as provided hereunder as if it had originally been part of the outstanding principal of such Term Loans. In connection with a Prepayment Event, the Maturity Date or any other payment of principal on the Term Loans, accrued and unpaid interest shall be paid in cash concurrently with the payment of such principal.
(d)All interest hereunder shall be computed on the basis of a year of 360 days. All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination.
Section 2.14.[Reserved].
Section 2.15.Increased Costs.
(a) If any Change in Law shall:
(i)impose, modify or deem applicable any reserve, special deposit, liquidity or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender;
(ii)impose on any Lender or the applicable offshore interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender; or
(iii)subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;
and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, continuing, converting or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by such Lender(whether of principal, interest or otherwise), then, upon request of such Lender or such other Recipient, the Borrowers will pay to such Lender or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.
(b)If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by, such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered as reasonably determined by the Administrative Agent or such Lender (which determination shall be made in good faith (and not on an arbitrary or capricious basis) and generally consistent with similarly situated customers of the Administrative Agent or such Lender, as applicable, under agreements having provisions similar to this Section 2.15, after consideration of such factors as the Administrative Agent or such Lender, as applicable, then reasonably determines to be relevant).
(c)A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Administrative Borrower and shall be conclusive absent manifest error. The Borrowers shall pay such Lender, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.
(d)Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that, the Borrowers shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender, as the case may be, notifies the Administrative Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.
Section 2.16.[Reserved].
Section 2.17.Taxes.
(a)Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as reasonably determined by a potential withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.17) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.
(b)Payment of Other Taxes by the Administrative Borrower. The Administrative Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.
(c)Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.
(d)Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within thirty (30) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.17) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the

Administrative Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.
(e)Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to setoff and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).
(f)Exemption from Withholding.
(i)Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Administrative Borrower and the Administrative Agent, at the time or times reasonably requested by the Administrative Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Administrative Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Administrative Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Administrative Borrower or the Administrative Agent as will enable the Administrative Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in either (i) Section 2.17(f)(ii)(A), (ii)(B) or (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Administrative Borrower and the Administrative Agent in writing of its legal inability to do so.
(ii)Without limiting the generality of the foregoing, in the event that the Administrative Borrower is a U.S. Person:
(A)any Lender that is a U.S. Person shall deliver to the Administrative Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), an executed copy of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;
(B)any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), whichever of the following is applicable:

(1)in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;
(2)in the case of a Foreign Lender claiming that its extension of credit will generate U.S. effectively connected income, an executed copy of IRS Form W-8ECI;
(3)in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit B-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Administrative Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) an executed copy of IRS Form W-8BEN or IRS Form W-8BEN-E; or
(4)to the extent a Foreign Lender is not the beneficial owner, an executed copy of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit B-2 or Exhibit B-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that, if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit B-4 on behalf of each such direct and indirect partner;
(C)any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Administrative Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and
(D)if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Administrative Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Administrative Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Administrative Borrower or the Administrative Agent as may be necessary for the Administrative Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the Closing Date.
(g)UK Tax Deduction. If any United Kingdom taxes are required, in the opinion of the relevant Borrower acting reasonably and in good faith, and based on written advice from an appropriately qualified UK tax advisor (a “UK Tax Advisor”) (such advice to be shared with the Lenders and the Administrative Agent on request), to be deducted or withheld from (i) a payment of interest by such Borrower or (ii) any payment in respect of a Guarantee, in each case under any Loan Document (a “UK Tax Deduction”), and such UK Tax Deduction is both (A) as a result of the identity or residence of any of the Loan Parties and/or any of the parties who grant Collateral under the Collateral Agreements and/or any of the parties who provide a Guarantee under the Guarantee Agreements, and (B) an Indemnified Tax, (an “Indemnified UK Tax Deduction”) the relevant Borrower, the Lenders and the Administrative Agent, in each case acting reasonably, shall negotiate in good faith to restructure the Loan Parties and/or the Collateral under this Agreement and/or the Collateral Agreements and/or the Guarantee Agreements (as required) and/or take any other reasonable actions either such that no Indemnified UK Tax Deduction is required or such that full relief or exemption from any obligation to make a UK Tax Deduction may be obtained (in the opinion of the relevant Borrower acting reasonably and in good faith, based on written advice from a UK Tax Advisor (such advice to be shared with the Lenders and the Administrative Agent on written request)). If an amendment or other modification to any Loan Document is required pursuant to this Section 2.17(g), the Lenders authorize the Administrative Agent to, and the Administrative Agent shall, enter into such amendments or modifications. If no agreement after such negotiation is reached by the end of three (3) months (or such longer period as may be agreed acting reasonably and in good faith and provided that such initial negotiation period shall (absent prior written agreement of the Administrative Agent in its discretion) be in no event shorter than three (3) months unless agreement on terms is reached) following the due date of the first payment giving rise to an Indemnified UK Tax Deduction, the Borrowers may promptly (but in any event within ten (10) Business Days) give the Administrative Agent notice of its intention to prepay the Loans under Section 2.11(a), and promptly thereafter so prepay the Loans. Without prejudice to the rights of either party pursuant to this Section 2.17(g), as soon as practically possible after the relevant Borrower identifies that a UK Tax Deduction may be required, the Borrowers shall notify the Administration Agent of the same such that the parties may promptly commence discussions as contemplated by this Section 2.17(g).
(h)Treatment of Certain Refunds. If any Credit Party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all out of pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
(i)Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(j)Defined Terms. For purposes of this Section 2.17, the term “applicable law” includes FATCA.
Section 2.18.Payments Generally; Allocations of Proceeds; Pro Rata Treatment; Sharing of Setoffs.
(a)The Borrowers shall make each payment or prepayment required to be made by it hereunder (whether of principal, interest, fees, or of amounts payable under Section 2.15 or 2.17, or otherwise) in Dollars prior to 12:00 noon, New York City time on the date when due or the date fixed for any prepayment hereunder, in immediately available funds, without setoff, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the applicable Lender, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the applicable Lender, except that payments pursuant to Sections 2.15, 2.17 and 9.03 shall be made directly to the Persons entitled thereto. If any payment under this Agreement shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in Dollars.
(b)At any time that payments are not required to be applied in the manner required by Section 7.03, if at any time insufficient funds are received by a Lender to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.
(c)[Reserved].
(d)If, except as expressly provided herein, any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon than the proportion received by any other similarly situated Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by all such Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that, (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Parent, any Borrower, any Subsidiary or any Affiliate thereof (which assignments and participations shall not be permitted). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against any Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.
(e)Unless the Administrative Agent shall have received, prior to any date on which any payment is due to the Administrative Agent for the account of the relevant Lenders pursuant to the terms of this Agreement or any other Loan Document (including any date that is fixed for prepayment by notice from the Administrative Borrower to the Administrative Agent pursuant to Section 2.11(a)), notice from the Administrative Borrower that the Borrowers will not make such payment or prepayment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the relevant Lenders the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the relevant Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the

NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.
Section 2.19.Mitigation Obligations; Replacement of Lenders.
(a)If any Lender requests compensation under Section 2.15, or if any Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. Each Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.
(b)If (i) any Lender requests compensation under Section 2.15, (ii) any Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17 or (iii) any Lender becomes a Defaulting Lender, then the Administrative Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights (other than its existing rights to payments pursuant to Section 2.15 or 2.17) and obligations under this Agreement and the other Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that, (i) the Administrative Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Administrative Borrower to require such assignment and delegation cease to apply. Each party hereto agrees that (i) an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Administrative Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (ii) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that, any such documents shall be without recourse to or warranty by the parties thereto.
Section 2.20.[Reserved].
Section 2.21.Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:
(a)[reserved]; and
(b)any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 7.03 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.08 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, as the Administrative Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such

Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Administrative Borrower, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement, in accordance with this Section; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to any Borrower as a result of any judgment of a court of competent jurisdiction obtained by any Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; and sixth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.
In the event that the Administrative Agent and the Administrative Borrower agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then on such date such Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.
Section 2.22.Administrative Borrower; Joint and Several Liability of the Borrowers.
(a)Each Borrower hereby irrevocably appoints Obagi Cosmeceuticals as the borrowing agent and attorney-in-fact for the Borrowers (the “Administrative Borrower”) which appointment shall remain in full force and effect unless and until the Administrative Agent shall have received prior written notice signed by all of the Borrowers that such appointment has been revoked and that another Borrower has been appointed as Administrative Borrower. Each Borrower hereby irrevocably appoints and authorizes the Administrative Borrower (i) to provide to the Administrative Agent and receive from the Administrative Agent all notices with respect to Loans obtained for the benefit of any Borrower and all other notices and instructions under this Agreement; (ii) to request and receive the Term Loans under this Agreement; (iii) to make payments of principal and interest in respect of the Term Loans under this Agreement (including, for the avoidance of doubt, any prepayment made under this Agreement); and (iv) to take such action as the Administrative Borrower deems appropriate on its behalf to obtain Loans and to exercise such other powers as are reasonably incidental thereto to carry out the purposes of this Agreement. It is understood that the handling of the Loans and Collateral of the Borrowers in a combined fashion, as more fully set forth herein, is done solely as an accommodation to the Borrowers in order to utilize the collective borrowing powers of the Borrowers in the most efficient and economical manner and at their request, and that neither the Administrative Agent nor the Lenders shall incur liability to the Borrowers as a result hereof. Each Borrower expects to derive benefit, directly or indirectly, from the handling of the Loans and the Collateral in a combined fashion since the successful operation of each Borrower is dependent on the continued successful performance of the integrated group.
(b)Each Borrower hereby accepts joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Administrative Agent and the Lenders under this Agreement and the other Loan Documents, for the mutual benefit, directly and indirectly, of each of the Borrowers and in consideration of the undertakings of the other Borrowers to accept joint and several liability for the Obligations. Each of the Borrowers, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety, but also as a co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations (including, without limitation, any Obligations arising under this Section 2.22), it being the intention of the parties hereto that all of the Obligations shall be the joint and several obligations of each of the Borrowers without preferences or distinction among them. If and to the extent that any of the Borrowers shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event, the other Borrowers will make such payment with respect to, or perform, such Obligation. Subject to the terms and conditions hereof, the Obligations of each of the Borrowers under the provisions of this

Section 2.22 constitute the absolute and unconditional, full recourse Obligations of each of the Borrowers, enforceable against each such Person to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Agreement, the other Loan Documents or any other circumstances whatsoever.
(c)The provisions of this Section 2.22 may be enforced without requirement on the part of the Administrative Agent, the Lenders or such successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any of the other Borrowers or to exhaust any remedies available to it or them against any of the other Borrowers or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 2.22 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied (other than contingent indemnification obligations as to which no claim has been asserted).
(d)Each of the Borrowers hereby agrees that it will not enforce any of its rights of contribution or subrogation against the other Borrowers with respect to any liability incurred by it hereunder or under any of the other Loan Documents, any payments made by it to the Administrative Agent or the Lenders with respect to any of the Obligations or any Collateral, until such time as all of the Obligations have been paid in full in cash. Any claim which any Borrower may have against any other Borrower with respect to any payments to the Administrative Agent or the Lenders hereunder or under any other Loan Documents are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Obligations.

Article III

Representations and Warranties
Each of the Parent and the Borrowers represents and warrants to the Lenders that as of the date hereof and as of the Closing Date:
Section 3.01.Organization; Powers; Subsidiaries. Each Loan Party and each Subsidiary (other than any Immaterial Subsidiary) thereof (a) is duly incorporated, organized, formed or registered, validly existing and, as applicable, other than in the case of the Parent, in good standing under the Laws of the jurisdiction of its incorporation, association, organization, formation or registration (to the extent that such concept exists in such jurisdiction); (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business as currently conducted and (ii) in the case of each Loan Party, execute, deliver and perform its obligations under the Loan Documents to which it is a party; and (c) is duly qualified and is licensed and, as applicable, other than in the case of the Parent, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license, except in each case referred to in clauses (a) (other than with respect to the Loan Parties), (b)(i) or (c), to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.
Section 3.02.Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is party (a) have been duly authorized by all necessary corporate or other organizational action, and (b) do not (i) contravene the terms of any of such Person’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or the creation of any Lien (other than as permitted under Section 6.01) under, or require any payment to be made under (x) any material contract to which such Person is a party or affecting such Person or the properties of such Person or any Subsidiary or (y) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (iii) violate any Law, except in each case referred to in clauses (ii) or (iii), to the extent that such conflict, breach, contravention, Lien, payment or violation would not reasonably be expected to have a Material Adverse Effect.

Section 3.03.Governmental Approvals; Other Consents. No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, or for the consummation of the Transactions, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents or (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof), subject to the Foreign Perfection Requirements and except in each case for (x) filings and actions completed on or prior to the Closing Date and as contemplated hereby and by the Collateral Documents necessary to perfect or maintain the Liens on the Collateral granted by the Loan Parties in favor of the Administrative Agent for the benefit of the Secured Parties (including, without limitation, UCC financing statements, filings in the United States Patent and Trademark Office and the United States Copyright Office and Mortgages (if any)), (y) payment of Cayman Islands stamp duty in the event that any Loan Document is executed in, or brought into, the Cayman Islands and (z) (i) approvals, consents, exemptions, authorizations, actions, notices, filings and (ii) to the extent necessary, clearances, registrations and listings, in each case, which have been duly obtained, taken, given or made and are in full force and effect or which would not reasonably be expected to have a Material Adverse Effect
Section 3.04.Binding Effect. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, in each case subject to the Foreign Perfection Requirements (solely in the case of any Foreign Loan Party) and except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).
Section 3.05.Financial Condition; No Material Adverse Change.
(a)The Historical Annual Financial Statements: (A) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein and (B) fairly present, in all material respects, the financial condition of the Parent, the Borrowers and the Subsidiaries, respectively, as of the date thereof and the applicable results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein.
(b)As of the date hereof, the Loan Parties (other than the Parent) collectively (i) hold at least 95.0% of the Consolidated Total Assets of the Parent, the Borrowers and the Subsidiaries and (ii) represent at least 95.0% of the Consolidated EBITDA of the Parent, the Borrowers and the Subsidiaries, in each case, as measured as of September 30, 2025.
(c)Since December 31, 2024, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.
Section 3.06.Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Parent or any Borrower, threatened, at law, in equity, in arbitration or by or before any Governmental Authority, by or against the Parent, any Borrower or any Subsidiary or against any of their properties or revenues that are reasonably likely to be adversely determined and, if so determined, would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.
Section 3.07.No Default. Each of the Parent, the Borrowers and the Subsidiaries is in compliance with all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.
Section 3.08.Ownership of Property; Liens. Each of the Parent, the Borrowers and the Subsidiaries has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, including the Mortgaged Property, except for such defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such assets for their intended purposes and Liens permitted under Section 6.01 and except where the failure to have such title or other interest would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.09.Environmental.
(a)Each of the Loan Parties and the Subsidiaries is and has been in compliance with all Environmental Laws and has received and maintained in full force and effect all Environmental Permits required for its current operations, except where non-compliance would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)No Environmental Claim is pending or, to the Loan Parties’ knowledge, proposed, threatened or anticipated, with respect to or in connection with any Loan Party or the Subsidiaries or any real properties now or previously owned, leased or operated by any Loan Party or the Subsidiaries except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)To the Loan Parties’ knowledge, there are no Environmental Liabilities of any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such Environmental Liability, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(d)Neither the Parent, nor any Borrower nor any Subsidiary has assumed or retained any Environmental Liability of any other Person, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
This Section 3.09 contains the sole and exclusive representations and warranties of the Loan Parties with respect to environmental matters.
Section 3.10.Insurance. The properties of the Parent, the Borrowers and the Subsidiaries are insured with financially sound and reputable insurance companies that are not Affiliates of any Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Parent, the applicable Borrower or the applicable Subsidiary operates.
Section 3.11.Taxes.
(a)The Parent, the Borrowers and the Subsidiaries have filed all Federal, state and other material tax returns and reports required to be filed, and have paid all Federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income, business, franchise or assets otherwise due and payable, except (i) those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP or (ii) to the extent that failure to do so would not reasonably be expected to result in a Material Adverse Effect.
(b)As at the date of this Agreement, and by reference only to the facts pertaining to its first signature, each Borrower is not required to make any deduction for or on account of United Kingdom tax from any payment it may make under any Loan Document to a Lender.
Section 3.12.Indebtedness. As of the date of the Closing Date, no Loan Party has any Indebtedness for borrowed money outstanding in a principal amount greater than, individually or in the aggregate, $500,000 other than as set forth on Schedule 6.03.
Section 3.13.[Reserved].
Section 3.14.ERISA Compliance; Labor Matters.
(a)No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, would reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Pension Plan (based on the assumptions used for purposes of FASB Accounting Standards Codification 715 or subsequent recodification thereof, as applicable) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan, and the present value of all accumulated benefit obligations of all underfunded Pension Plans (based on the assumptions used for purposes of FASB Accounting Standards Codification 715 or subsequent recodification thereof, as applicable) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Pension Plans, except to the extent that such excess would not reasonably be expected to have a Material Adverse Effect.
(b)There are no strikes, or other labor disputes pending or threatened against the Parent, any Borrower or any Subsidiary, the hours worked and payments made to employees of the Parent, the Borrowers and the Subsidiaries have not been in material violation of the Fair Labor Standards Act or any other applicable law dealing with such matters and all payments due from the Parent, any Borrower or any Subsidiary or for which any claim may be made against the Parent, any Borrower or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of the Parent, such Borrower or such Subsidiary materially to the extent required by GAAP. Except as would not reasonably be expected to result in a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any material collective bargaining agreement to which the Parent, any Borrower or any Subsidiary (or any predecessor) is a party or by which the Parent, any Borrower or any Subsidiary (or any predecessor) is bound.
Section 3.15.Subsidiaries; Equity Interests. As of the date hereof and as of the Closing Date, (x) the Parent has no Subsidiaries other than those specifically disclosed in Part (a) of Schedule 3.15 (which Schedule 3.15, includes the organizational corporate chart of the Parent, the Borrowers and the Parent’s Subsidiaries as of the Closing Date), and (y) all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Parent or the Subsidiaries in the amounts specified on Part (a) of Schedule 3.15 free and clear of all Liens except those created under the Collateral Documents and Permitted Prior Liens. As of the date hereof and as of the Closing Date, the Parent has no equity investments in an individual amount in excess of $500,000 (valued at the time of such initial investment) in any other Person other than (i) those specifically disclosed in Part (b) of Schedule 3.15 and (ii) investments in Subsidiaries.
Section 3.16.Margin Regulations; Investment Company Act.
(a)No Borrower is engaged, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Federal Reserve Board), nor extending credit for the purpose of purchasing or carrying margin stock and no proceeds of any Borrowings will be used for any purpose that violates Regulation U issued by the Federal Reserve Board.
(b)None of any Borrower, the Parent, any Person Controlling the Parent, any Borrower or any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.
Section 3.17.Disclosure. No report, financial statement, certificate or other written information (other than projected financial information and information of a general economic or industry nature) furnished in writing by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the Transactions or delivered hereunder or under any other Loan Document (in each case, taken as a whole and as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein (when taken as a whole), in the light of the circumstances under which they were made, not materially misleading; provided that, with respect to projected financial information, each Borrower represents only that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time made, it being recognized by the Administrative Agent and the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may vary from the projected results set forth therein and that such variations may be material. As of the date hereof and as of the Closing Date all of the information included in the Beneficial Ownership Certification is true and correct in all material respects.
Section 3.18.Compliance with Laws. Except as set forth on Schedule 3.18, each Loan Party and each Subsidiary thereof is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties (including the

Patriot Act), except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
Section 3.19.Use of Proceeds. The proceeds of the Loans have been (and will be) used in accordance with Section 5.10 and Section 6.10.
Section 3.20.Intellectual Property; Licenses. The Parent, the Borrowers and the Subsidiaries own or possess the right to use all of the trademarks, service marks, trade names, trade dress, logos, domain names and all good will associated therewith, copyrights, patents, patent rights, trade secrets, know-how, franchises, licenses, and other intellectual property rights (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses as currently conducted, without conflict with the rights of any other Person, except where the failure to own or possess the right to use any such IP Rights (or any such conflict with the rights of any other Person) would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, the Parent, the Borrowers and the Subsidiaries hold all right, title and interest in and to such IP Rights free and clear of any Lien (other than Liens permitted by Section 6.01). No slogan or other advertising device, product, process, method, substance, part or other material or activity now employed by the Parent, any Borrower or any Subsidiary infringes upon, misappropriates or otherwise violates any rights held by any other Person, except where such infringement, misappropriation or other violation would not reasonably be expected to have a Material Adverse Effect.
Section 3.21.Solvency. As of the Closing Date, immediately after giving effect to the consummation of the Transactions to be consummated on such date, the Parent, the Borrowers and the Subsidiaries are, on a consolidated basis, Solvent.
Section 3.22.Collateral Documents. Subject to the Foreign Perfection Requirements (solely in the case of any Foreign Loan Party) and except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law), the provisions of the applicable Collateral Documents will, upon execution and delivery thereof, be effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable first priority Lien (subject, in the case of any Collateral other than Collateral consisting of Equity Interests, to Permitted Liens and, in the case of Collateral consisting of Equity Interests, to non-consensual Liens permitted by Section 6.01 (collectively, such Liens, “Permitted Prior Liens”)) on all right, title and interest of the respective Loan Parties in the Collateral described therein and proceeds thereof.
Section 3.23.Senior Debt. The Obligations constitute “Senior Indebtedness” (or any comparable term) or “Senior Secured Financing” (or any comparable term) under, and as defined in, the documentation governing, any Indebtedness that is subordinated to the Obligations expressly by its terms.
Section 3.24.Anti-Terrorism; Anti-Money Laundering; Etc.
(a)The Parent and the Borrowers have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance in all material respects by the Parent, the Borrowers, the Subsidiaries and their respective directors, officers, and employees with applicable Anti-Corruption Laws and applicable Sanctions, and the Parent, the Borrowers, the Subsidiaries and, to each of the Parent’s and the Borrowers’ knowledge, its and the Subsidiaries’ respective officers and directors, are in compliance with applicable Anti-Corruption Laws in all material respects and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in any Borrower being designated as a Sanctioned Person.
(b)No Loan Party nor any of the Subsidiaries or, to their knowledge, any of their Related Parties (i) is in violation of (A) U.S. Sanctions or (B) any applicable law or regulation in a U.S. or any non-U.S. jurisdiction regarding money laundering, including to the extent applicable (1) the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act and the U.S. Money Laundering Control Act, (2) the Proceeds of Crime (Money Laundering Act), and (3) the corresponding laws of the jurisdictions in which the Parent, either Borrower or any Subsidiary operates or in which the proceeds of the Term Loans will be used and all rules and regulations implementing such laws, as any of the foregoing may be amended from time to time (including, in respect of the Parent, the Proceeds of Crime (Jersey) Law 1999, the Proceeds of Crime (Supervisory Bodies) (Jersey) Law 2008 and the Money Laundering (Jersey) Order 2008) (collectively, the “Anti-Money Laundering Laws”), or (ii) is a Sanctioned Person.

(c)No part of the proceeds of any Loan hereunder will be unlawfully used directly or, to the knowledge of the Parent or any Borrower, indirectly to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Country, or in any other manner that will result in any violation by any Person that is a party to this Agreement (including any Lender or the Administrative Agent) of any applicable Anti-Money Laundering Laws or Sanctions.
Section 3.25.Anti-Corruption Laws. No part of the proceeds of the Loans will be used, directly or, to the knowledge of the Parent or any Borrower, indirectly, for any payments to any governmental official, governmental employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity on behalf of a Governmental Authority, in order to obtain, retain or direct business or obtain any improper advantage, in violation of applicable Anti-Corruption Laws.
Section 3.26.Affected Financial Institution. No Loan Party is an Affected Financial Institution.
Section 3.27.Jersey Regulation and Tax.
(a)The Parent is not conducting, nor has it conducted any unauthorized financial service business for the purposes of the Financial Services (Jersey) Law 1998.
(b)As of the date hereof and as of the Closing Date, the Parent is tax resident in the UK and is an "international services entity" within the meaning of the Goods and Services Tax (Jersey) Law 2007.
Section 3.28.Permits, Etc. Except as set forth on Schedule 3.28, each Loan Party and each Subsidiary has, and is in compliance with, all permits, licenses, authorizations, approvals, entitlements and accreditations, including Environmental Permits and Health Care Permits, required for such Person lawfully to own, lease, manage or operate, or to acquire, each business and property currently owned, leased, managed or operated, or to be acquired, by such Person, except to the extent that failure to have or be in compliance therewith would not reasonably be expected to have a Material Adverse Effect. No condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, cancellation, material impairment, forfeiture or non-renewal of any such permit, license, authorization, approval, entitlement or accreditation, including any such Environmental Permit or Health Care Permit, and, to the knowledge of the Loan Party, there is no claim that any of the foregoing is not in full force and effect.
Section 3.29.Health Care.
(a)Except as set forth on Schedule 3.29, (i) each of the Loan Parties and the Subsidiaries is in compliance with all Health Care Laws and (ii) there are no pending or, to the knowledge of the Parent or any Borrower, threatened Health Care Claims against, or Health Care Liability of, any Loan Party or Subsidiary or, to the knowledge of any Borrower, any respective predecessor in interest, except, in each case with respect to (i) and (ii), where such non-compliance with a Health Care Law or such Health Care Claim, as the case may be, would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Loan Parties have made available to the Administrative Agent and the Lenders true and complete copies of all documents pertaining to material inspections conducted within the past five years and all material investigations, enforcement actions or similar material actions by a Governmental Authority related to Health Care Laws in the possession or control of any Loan Party or any Subsidiary with respect to the operations and business of the Loan Parties and the Subsidiaries.
(b)Except as set forth on Schedule 3.29, each of the Loan Parties and the Subsidiaries is in material compliance with all Hemp Laws. There are no pending or, to the knowledge of the Parent or any Borrower, threatened material Hemp Claims against any Loan Party or Subsidiary or, to the knowledge of the Parent or any Borrower, any respective predecessor in interest. The Loan Parties have made available to the Administrative Agent and the Lenders true and complete copies of all documents pertaining to material inspections conducted within the past five years and all investigations, enforcement actions or similar material actions by a Governmental Authority related to Hemp Laws in the possession or control of any Loan Party or any Subsidiary as of the date hereof and as of the Closing Date with respect to the operations and business of the Loan Parties and the Subsidiaries.

Article IV

Conditions
Section 4.01.Closing Date. The obligations of the Lenders to make Loans hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):
(a)since December 31, 2024, there shall not have occurred a Company Material Adverse Effect that is continuing;
(b)the Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent:
(i)from each party hereto a counterpart of this Agreement signed on behalf of such party (which, subject to Section 9.06, may include any Electronic Signatures transmitted by telecopy, emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page);
(ii)the Collateral Documents and the Guarantee Agreement, duly executed by each party thereto, together with:
(A)subject to the terms of the Collateral Agreements, the deliverables required thereunder, including, without limitation, the certificates representing the shares of capital stock or other Equity Interests (in each case, to the extent certificated) required to be pledged by any Loan Party pursuant to the Collateral Agreements, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof,
(B)the Intercompany Note,
(C)one or more intellectual property security agreements, duly executed and delivered by each Loan Party required to be party thereto pursuant to the Collateral Agreements, and
(D)UCC-1 financing statements with respect to each Loan Party, in proper form for filing with the applicable Governmental Authority;
(iii)a certificate of each Loan Party as of the Closing Date, dated as of the Closing Date and executed by a secretary, assistant secretary or other Responsible Officer thereof, which shall:
(A)certify that:
(1)attached thereto is a true and complete copy of the certificate and/or articles of incorporation, formation, registration or organization (including all amendments thereto) of such Loan Party (and in relation to the Parent, a copy of all consents to issue shares issued to it under the Control of Borrowing (Jersey) Order 1958 and all other Jersey regulatory approvals, authorizations, consents, licenses, permits or registrations issued to it (if any)) that is, where customary or available in the applicable jurisdiction, certified as of a recent date by the relevant authority of its jurisdiction of incorporation, association, organization, formation or registration,
(2)such certificate and/or articles of incorporation, formation, registration or organization of such Loan Party attached thereto have not been amended (except as attached thereto) since the date reflected thereon and are in full force effect,

(3)attached thereto is a true and correct copy of (a) the memorandum and articles of association, by-laws or operating, management, limited liability company, partnership or similar agreement of such Loan Party, together with all amendments thereto as of the Closing Date and (b) for any Loan Party that is an exempted company incorporated in the Cayman Islands, its statutory registers, and in each case such memorandum and articles of association, by-laws or operating, management, limited liability company, partnership or similar agreements and/or statutory registers are or is in full force and effect, and
(4)attached thereto is a true and complete copy of the resolutions or written consent, as applicable, of its board of directors, board of managers, sole member, general partner, shareholders or other applicable governing body authorizing the execution, delivery and performance of the Loan Documents, which resolutions or consent have not been modified, rescinded or amended (other than as attached thereto) and are in full force and effect, and
(B)identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of such Loan Party authorized to sign the Loan Documents to which such Loan Party is a party on the Closing Date; and
(iv)other than in the case of the Parent, a good standing (or equivalent) certificate as of a recent date for such Loan Party from the relevant authority of its jurisdiction of incorporation, association, organization, formation or registration (to the extent applicable);
(c)the Administrative Agent shall have received a written opinion (addressed to the Administrative Agent and the Lenders and dated the Closing Date) of (i) Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Loan Parties, (ii) Ogier (Cayman) LLP, Cayman Islands counsel to the Lenders, and (iii) Ogier (Jersey) LLP, Jersey counsel to the Lenders, each in form and substance reasonably satisfactory to the Administrative Agent, and the Borrowers hereby request such counsel to deliver such opinions;
(d)the Administrative Agent shall have received a Solvency Certificate, dated the Closing Date and signed by a Financial Officer of the Parent;
(e)each Lender shall have received a Borrowing Request as required by Section 2.03;
(f)(i) the representations and warranties contained in Article III shall be true and correct in all material respects (provided that, any representation and warranty that is qualified by Material Adverse Effect or other materiality qualifier shall be true and correct in all respects) as of such date except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (or, in the case of any representation or warranty qualified by Material Adverse Effect or other materiality qualifier, in all respects) as of such earlier date and (ii) no Default or Event of Default shall have occurred and be continuing as of such date;
(g)the Administrative Agent shall have received a certificate, dated the Closing Date and signed by a Responsible Officer of each Borrower, certifying as to the conditions set forth in clauses 4.01(a) and (f);
(h)the Administrative Agent shall have received the Historical Annual Financial Statements (it being understood that the Administrative Agent acknowledges receipt of the items required by this clause (h));
(i)the Existing Credit Agreement Refinancing shall have occurred or will occur on the Closing Date;

(j)(i) the Administrative Agent shall have received, at least three (3) Business Days prior to the Closing Date, all documentation and other information regarding the Guarantors requested in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, to the extent requested in writing at least five (5) Business Days prior to the Closing Date and (ii) to the extent any Guarantor qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) Business Days prior to the Closing Date, any Lender that has requested, in a written notice to the Borrowers at least three (3) Business Days prior to the Closing Date, a Beneficial Ownership Certification in relation to such Guarantor shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Lender of its signature page to this Agreement, the condition set forth in this clause (j) shall be deemed to be satisfied);
(k)the Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced at least two (2) Business Days prior to the Closing Date, reimbursement or payment of all reasonable and documented out-of-pocket expenses required to be reimbursed or paid by any Loan Party under any Loan Document;
(l)Ogier (Jersey) LLP shall have received from a director of the Parent, a certificate addressed to Ogier (Jersey) LLP for the purposes of their legal opinion; and
(m)to the extent requested at least three (3) Business Days prior to the Closing Date, a Note executed by the Borrowers in favor of each Lender which has requested a Note pursuant to Section 2.10(e) shall have been received by each such Lender;
provided that, notwithstanding the foregoing, (i) to the extent that any security interest in any Collateral is not, or cannot be, provided and/or perfected on the Closing Date (other than the pledge and perfection of the security interests (1) in the certificated equity securities of any Borrower and any Domestic Subsidiary and (2) in other assets with respect to which a lien may be perfected by the filing of a UCC financing statement) after the Loan Parties’ use of commercially reasonable efforts to do so or without undue burden or expense, then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent under this Section 4.01 but instead shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed by the Borrowers and the Administrative Agent not later than forty-five (45) days after the Closing Date or such longer period as may be agreed by the Administrative Agent in its reasonable discretion, and (ii) the representations and warranties and covenants contained in this Agreement and the other Loan Documents shall not be deemed violated solely due to the fact that any such action was not taken as of the date hereof and was instead taken on the Closing Date.
Article V

Affirmative Covenants
From and after the Closing Date, so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted) hereunder shall remain unpaid or unsatisfied, the Parent and each Borrower shall, and shall (except in the case of the covenants set forth in Sections 5.01, 5.02, 5.03 and 5.13) cause each Subsidiary to:
Section 5.01.Financial Statements. Deliver to the Administrative Agent for prompt distribution to each Lender:
(a)within one hundred twenty (120) days after the end of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2025), a consolidated balance sheet of the Parent, the Borrowers and the Subsidiaries as at the end of such Fiscal Year, and the related consolidated statement of income or operations, changes in equity holders’ equity, and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year and the annual budget for such Fiscal Year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Administrative Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or explanatory paragraph (other than a “going concern” qualification or exception or explanatory paragraph resulting solely from an upcoming maturity date under any Indebtedness occurring within one year from the time such opinion is delivered or any actual or anticipated breach of the financial covenants set forth in Section 6.11(a)) or any qualification or exception or explanatory paragraph as to the scope of such audit;.
(b)in connection with each of the fiscal quarters of each Fiscal Year (commencing with the fiscal quarter ending March 31, 2026), within forty-five (45) days after the end of each such fiscal quarter, an unaudited consolidated balance sheet of the Parent, the Borrowers and the Subsidiaries as at the end of such fiscal quarter, the related unaudited consolidated statements of income or operations for such fiscal quarter and for the portion of the Fiscal Year then ended, and the related consolidated statements of changes in equity holders’ equity, and cash flows for the portion of the Fiscal Year then ended, setting forth in each case in comparative form, as applicable, the figures for the corresponding fiscal quarter of the previous Fiscal Year and the corresponding portion of the previous Fiscal Year, all in reasonable detail, certified by a Responsible Officer of the Administrative Borrower as fairly presenting, in all material respects, the financial condition, results of operations, equity holders’ equity and cash flows of the Parent, the Borrowers and the Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes;
(c)not later than sixty (60) days after the end of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2025), an annual budget of the Parent, the Borrowers and the Subsidiaries on a consolidated basis consisting of consolidated balance sheets and statements of income or operations and cash flows of the Parent, the Borrowers and the Subsidiaries on a quarterly basis for the then-current Fiscal Year (including the Fiscal Year in which the Latest Maturity Date occurs, if such Fiscal Year is the then-current Fiscal Year);
(d)within forty-five (45) days after the end of each calendar month (commencing with the calendar month ending March 31, 2026), of the Parent, unaudited balance sheets of Parent, the Borrowers and the Subsidiaries as at the end of such calendar month and the related unaudited statements of income or operations for such calendar month and for the portion of the Fiscal Year then ended, and the related consolidated statements of changes in equity holders’ equity, and cash flows for the portion of the Fiscal Year then ended, certified by a Responsible Officer the Administrative Borrower as fairly presenting, in all material respects, the financial condition, results of operations, equity holders’ equity and cash flows of the Parent, the Borrowers and the Subsidiaries in accordance with GAAP.
(e)    Notwithstanding the foregoing, the obligations in paragraphs (a), (b) and (d) of this Section 5.01 may be satisfied with respect to financial information of the Parent, the Borrowers and the Subsidiaries by furnishing the applicable financial statements and related narrative report of any direct or indirect parent of the Parent (in each case, including a reasonably detailed reconciliation reflecting the financial information of the Parent, the Borrowers and the Subsidiaries to the extent material). As to any information contained in materials furnished pursuant to Section 5.02(b) with respect to the Parent (or any direct or indirect parent thereof), as applicable, the Parent shall not be required separately to furnish such information under paragraphs (a) and (b) of this Section 5.01.
Section 5.02.Certificates; Other Information. Deliver to the Administrative Agent for prompt distribution to each Lender:
(a)concurrently with the delivery of the financial statements referred to in Sections 5.01(a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer of the Administrative Borrower in connection with the testing of the financial covenants set forth in Section 6.11 (which shall include a calculation of Excess Cash Flow in connection with each delivery of the financial statements referred to in Sections 5.01(a));

(b)promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the equity holders of any Borrower or the Parent, and copies of all annual, regular, periodic and special reports and registration statements which the Borrowers or the Parent may file or be required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934, whether or not otherwise required to be delivered to the Administrative Agent pursuant hereto; provided that, to the extent any such documents are filed with the SEC, such documents shall be deemed delivered pursuant to this Section 5.02(b) at the time of and so long as the Administrative Borrower notifies the Administrative Agent in writing (by facsimile or electronic mail) of the filing with the SEC of any such documents;
(c)promptly following any request therefor, information regarding the business, financial or corporate affairs of the Parent, any Borrowers or any Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may reasonably request; provided that the Parent, the Borrowers and the Subsidiaries shall not be required to provide any information that is subject to attorney-client or similar privilege or constitutes attorney work product; provided, in each case, that the Borrowers shall have notified the Administrative Agent or the applicable Lender that such document, information or other matter is being withheld on the basis of the foregoing;
(d)concurrently with the delivery of the financial statements referred to in Sections 5.01(a) and (b), a customary summary management discussion and analysis report, describing the material operations and financial conditions of the Parent (or any direct or indirect parent thereof), the Borrowers and the Subsidiaries for the fiscal quarter and portion of the fiscal year then ended (or for the fiscal year then ended in the case of financial statements delivered pursuant to Section 5.01(a)); and
(e)concurrently with the delivery of the financial statements referred to in Sections 5.01(a) and (b), all material documents and material written information furnished to such Governmental Authority in connection with any investigation of any Loan Party other than routine inquiries by such Governmental Authority;
provided that, documents required to be delivered pursuant to Sections 5.01(a), (b), (d) or (e) or Sections 5.02(b) or (d) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (1) on which the Parent or any Borrower posts such documents, or provides a link thereto at www.waldencast.com or any successor website identified in writing by Parent or the Administrative Borrower to the Administrative Agent from time to time, (2) on which such documents are posted on the Borrowers’ behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent) or (3) on which such documents are filed for public availability on the SEC’s Electronic Data Gathering and Retrieval System.
Each of the Parent and the Borrowers hereby acknowledges that (a) the Administrative Agent may make available to the Lenders materials and/or information provided by or on behalf of any Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information within the meaning of United States federal securities laws (“MNPI”) with respect to the Parent, the Borrowers or the Subsidiaries, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. Each of the Parent and the Borrowers hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrowers shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any MNPI with respect to the Parent, the Borrowers or the Subsidiaries, or their respective securities (provided that, to the extent such

Borrower Materials constitute Information, they shall be treated as set forth in Section 9.12); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information” (and the Administrative Agent agrees that only Borrower Materials marked “PUBLIC” will be made available on such portion of the Platform); and (z) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform that is not designated “Public Side Information.” Notwithstanding the foregoing, the Borrowers shall be under no obligation to mark any Borrower Materials “PUBLIC.”
Section 5.03.Notices of Material Events. Promptly notify the Administrative Agent (for distribution to each Lender) after a Responsible Officer of the Parent or the Borrowers has obtained actual knowledge of the occurrence of:
(a)any Default or Event of Default;
(b)any ERISA Event that, alone or together with any other ERISA Events that have occurred, would reasonably be expected to result in a Material Adverse Effect;
(c)any suit or proceeding before any court or other Governmental Authority or other regulatory body or any arbitrator (or any development in any such suit or proceeding) which would reasonably be expected to have a Material Adverse Effect; or
(d)any other matter that has resulted, or would reasonably be expected to result in, a Material Adverse Effect.
Each notice pursuant to this Section 5.03 shall be accompanied by a statement of a Responsible Officer of the Administrative Borrower setting forth reasonable details of the occurrence referred to therein and stating what action the Administrative Borrower has taken and proposes to take with respect thereto.
Section 5.04.Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its incorporation, association, organization, formation or registration except, solely in the case of the Parent or a Subsidiary other than any Borrower, to the extent that failure to do so would not reasonably be expected to result in a Material Adverse Effect; provided that, the foregoing shall not prohibit any a transaction permitted by Section 6.04; (b) take all action to maintain all rights, privileges, permits, and licenses reasonably necessary in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect; (c) except as otherwise determined in the Administrative Borrower’s reasonable business judgment, preserve, maintain, renew and keep in full force and effect all of its registered patents, trademarks, trade names, trade dress and service marks, the failure of which to so preserve, maintain, renew or keep in full force and effect would reasonably be expected to have a Material Adverse Effect (provided that the foregoing shall not prohibit any a transaction permitted by Section 6.04 or the Specified Japan Sale); and (d) pay and discharge as the same shall become due and payable all Federal, state and other material tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, except to the extent (i) the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Parent, such Borrower or such Subsidiary or (ii) failure to do so could not reasonably be expected to result in a Material Adverse Effect.
Section 5.05.Maintenance of Properties. Maintain, preserve and protect all of its properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.
Section 5.06.Maintenance of Insurance.
(a)Maintain with insurance companies that each Borrower believes (in the good faith judgment of its management) are financially sound and reputable (that are not Affiliates of any Borrower) insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated persons engaged in the same or similar businesses as the Parent, the Borrowers and the Subsidiaries) as are customarily carried under similar circumstances by such other Persons, and within sixty (60) days after the Closing Date (or such later date as the Administrative Agent may agree in its sole discretion), providing for not less than thirty (30) days’ prior notice to the Administrative Agent of termination, lapse or cancellation of such casualty and liability insurance maintained by the Loan Parties, which casualty and liability insurance (solely as to the Loan Parties) within sixty (60) days after the Closing Date (or such later date as the Administrative Agent may agree in its sole discretion) shall name the Administrative Agent as loss payee (in the case of casualty insurance) or additional insured (in the case of liability insurance); provided, however, if any insurance proceeds are paid on the account of a casualty to assets or properties of any Loan Party that do not constitute Collateral and at such time no Event of Default shall have occurred and is continuing, then the Administrative Agent shall take such actions, including endorsement, to cause any such insurance proceeds to be promptly remitted to the Administrative Borrower to be used by any Borrower or such Loan Party in any manner not prohibited by this Agreement.
(b)Notwithstanding anything herein to the contrary, with respect to each Mortgaged Property (if any), if at any time the area in which the buildings and other improvements (as described in the applicable Mortgage) is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), obtain flood insurance in such total amount as the Administrative Agent may from time to time reasonably require, and otherwise to ensure compliance with the NFIP as set forth in the Flood Laws. Following the Closing Date, the Administrative Borrower shall deliver to the Administrative Agent annual renewals of each earthquake insurance policy, each flood insurance policy or annual renewals of each force-placed flood insurance policy, as applicable. In connection with any MIRE Event, the Administrative Borrower shall provide to the Administrative Agent not later than thirty (30) days prior to the closing of such MIRE Event (and authorize the Administrative Agent to provide to the Lenders) for each Mortgaged Property (if any) a Flood Determination Form, Borrower Notice and Evidence of Flood Insurance, as applicable.
Section 5.07.Compliance with Laws.
(a)Except as set forth on Schedule 5.07, comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (i) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (ii) the failure to comply therewith would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Maintain in effect and enforce policies and procedures reasonably designed to ensure compliance in all material respects by the Parent, the Borrowers and the Subsidiaries and their respective directors, officers, and employees with applicable Anti-Corruption Laws and applicable Sanctions.
(b)Comply, and cause each of its Subsidiaries to comply, in connection with this Agreement, with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions, in each case, except for any immaterial breach of applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions that has no adverse effect on Lenders (as reasonably determined by the Administrative Agent).
Section 5.08.Books and Records. Maintain proper books of record and account, in which full, true and correct (in all material respects) entries in conformity with GAAP consistently applied shall be made of all material financial transactions, and if and to the extent required by GAAP, matters involving the assets and business of the Parent, such Borrower or such Subsidiary, as the case may be (it being understood and agreed that certain Foreign Subsidiaries maintain individual books and records in conformity with generally accepted accounting principles in their respective jurisdictions of incorporation, association, organization, formation or registration and that such maintenance shall not constitute a breach of the representations, warranties and covenants hereunder).
Section 5.09.Inspection Rights. Permit representatives and independent contractors of the Administrative Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and to make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), at such reasonable times during normal business hours and as often as may be reasonably desired (with the Borrowers being required to pay all reasonable and documented out-of-pocket expenses for one such visit in each Fiscal Year) by the Administrative Agent, upon reasonable advance notice to the Administrative Borrower; provided that, when an Event of Default exists the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrowers at any time during normal business hours and upon reasonable advance notice, and without limitation as to frequency. The Administrative Agent shall give the Administrative Borrower reasonable opportunity to participate in any discussions with independent public accountants. Notwithstanding the foregoing, no Borrower nor any Subsidiary will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discuss, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by applicable Law or any binding agreement (to the extent such binding agreement was not created in contemplation of such Loan Party’s or Subsidiary’s obligations under this Agreement) or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product; provided, in each case, that the Administrative Borrower shall have notified the Administrative Agent that such document, information or other matter is being withheld on the basis of the foregoing.
Section 5.10.Use of Proceeds. Use the proceeds of the Term Loans (a) to consummate the Existing Credit Agreement Refinancing and to pay the fees and expenses incurred in connection with the Transactions, (b) for working capital and general corporate purposes of the Parent, the Borrowers and the Subsidiaries, including for the financing of acquisitions and Investments, and any other purpose not in contravention of any Law or of any Loan Document, and any other purpose not in contravention of any Law or of any Loan Document. Not directly or knowingly indirectly use, lend or contribute the proceeds of any Term Loan for any purpose that would violate applicable Anti-Corruption Laws.
Section 5.11.Covenant to Guarantee Obligations and Give Security.
(a)Subject to the Agreed Security Principles and the Foreign Perfection Requirements, with respect to any existing or new Subsidiary required to provide a guarantee pursuant to clause (c) below (the “Joining Subsidiary” and the triggering date of such requirement, the “Guarantee Triggering Date”), the Parent and the Borrowers shall, at the Borrowers’ expense, with respect to each such Joining Subsidiary:
(i)Within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) after such Guarantee Triggering Date, cause such Joining Subsidiary to (a) become a Guarantor and provide the Administrative Agent, for the benefit of the Secured Parties, a Lien on its assets to secure the Obligations by executing and delivering to the Administrative Agent a joinder to the applicable Collateral Agreement, the Guarantee Agreement and/or such other documents as the Administrative Agent shall deem appropriate for such purpose and (b) deliver to the Administrative Agent such other customary documentation reasonably requested by the Administrative Agent including opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to in clause (a)), all in form, content and scope reasonably satisfactory to the Administrative Agent;
(ii)within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) after such Guarantee Triggering Date, if requested in writing by the Administrative Agent or if the Administrative Agent is directed in writing by the Required Lenders to request, furnish to the Administrative Agent a description of the owned real property of such Joining Subsidiary, in detail reasonably satisfactory to the Administrative Agent;
(iii)within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) after such Guarantee Triggering Date, cause each direct and indirect parent (to the extent such parent is a Loan Party) of such Joining Subsidiary to pledge its Equity Interests in such Joining Subsidiary to the Administrative Agent, for the benefit of the Secured Parties, to secure such parent’s Obligations (if it has not already done so) and to deliver to the Administrative Agent all certificated Equity Interests of such Joining Subsidiary (if any) together with transfer powers in respect thereof endorsed in blank, and cause such Subsidiary:

(A)to duly execute and deliver to the Administrative Agent, for the benefit of the Secured Parties, any additional collateral and security agreements or supplements thereto, as reasonably specified by and in form and substance reasonably satisfactory to the Administrative Agent, to secure payment of all the Obligations of such Joining Subsidiary, and constituting Liens on the personal property (other than Excluded Assets) of such Joining Subsidiary; and
(B)to take whatever action (including the recording of mortgages, the filing of Uniform Commercial Code financing statements, the giving of notices and the endorsement of notices on title documents) may be necessary or advisable in the reasonable opinion of the Administrative Agent to vest in the Administrative Agent (or in any representative of the Administrative Agent designated by it) valid and subsisting first priority perfected Liens on properties purported to be subject to the Collateral Documents and other agreements delivered pursuant to this Section 5.11, subject to Permitted Prior Liens; and
(iv)within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) after such Guarantee Triggering Date, deliver to the Administrative Agent, upon the request of the Administrative Agent, a signed copy of an opinion, addressed to the Administrative Agent and the other Secured Parties, of counsel for the Loan Parties as to such matters as the Administrative Agent may reasonably request.
Notwithstanding any of the foregoing to the contrary, the Collateral shall be subject to the limitations and exclusions set forth in the applicable Collateral Documents and it is understood and agreed that:
(i)no Loan Party shall be required to seek any landlord waiver, bailee letter, estoppel, warehouseman waiver or other collateral access, lien waiver or similar letter or agreement;
(ii)no action shall be required to perfect any Lien with respect to (A) any vehicle or other asset subject to a certificate of title, (B) letter of credit rights, (C) the capital stock or other Equity Interests of any Immaterial Subsidiary or (D) the capital stock or other Equity Interests of any Person that is not a Subsidiary which, if a Subsidiary, would constitute an Immaterial Subsidiary, in each case, except to the extent that a security interest therein is perfected by filing a UCC financing statement (or equivalent) (which shall be the only required perfection action);
(iii)no Loan Party shall be required to perfect a security interest in any asset to the extent perfection of a security interest in such asset would be prohibited under any applicable Law;
(iv)the Administrative Agent shall not require the taking of a Lien on, or require the perfection of any Lien granted in, those assets as to which the cost of obtaining or perfecting such Lien (including any Tax or expenses relating to such Lien) is excessive in relation to the benefit to the Lenders of the security afforded thereby as reasonably determined by the Borrowers and the Administrative Agent;
(v)no actions shall be required with respect to assets requiring perfection through control agreements or perfection by “control” (other than in respect of Indebtedness for borrowed money owing to the Loan Parties evidenced by a note in excess of $2,500,000 and certificated Equity Interests of the Borrowers and of Wholly-Owned Subsidiaries that are Material Subsidiaries otherwise required to be pledged pursuant to the Collateral Agreements);
(vi)the Loan Parties shall not have any obligation to perfect any security interest or Lien, or record any notice thereof, in any IP Rights included in the Collateral in any jurisdiction other than the United States of America, subject to the Agreed Security Principles; and
(vii)the creation and perfection of any security interest by Foreign Subsidiaries shall be subject to the Agreed Security Principles and the Foreign Perfection Requirements.
(b)With respect to any Material Real Estate Assets owned by a Loan Party on the Closing Date or acquired by a Loan Party thereafter, and all Material Real Estate Assets owned by any Subsidiary that becomes a Loan Party pursuant to Section 5.11(a) above, within ninety (90) days (as such time may be extended by the Administrative Agent in its reasonable discretion) (and, in the case of clause (vii) below, within the time period set forth therein) after (i) the Closing Date, in the case of Material Real Estate Assets owned by the Loan Parties on the Closing Date and (ii) the date such Material Real Estate Assets is acquired (or such Subsidiary is formed or acquired or ceases to be an Excluded Subsidiary, as the case may be) in such other cases, each of the Parent and the Borrowers shall, or shall cause the applicable Loan Party to, at its expense, provide to the Administrative Agent, or, with respect to clause (vii), as applicable, acknowledge receipt of, as applicable (in each case, subject to the Agreed Security Principles and the Foreign Perfection Requirements):
(i)deeds of trust, trust deeds, deeds to secure debt or mortgages made by the Loan Parties in favor of the Administrative Agent for the benefit of the Secured Parties (collectively, with each other mortgage or similar document delivered pursuant to this Section 5.11, the “Mortgages”), each in form and substance reasonably satisfactory to the Administrative Agent and covering the Material Real Estate Assets then owned by the applicable Loan Party, together with any other Material Real Estate Asset acquired by any Loan Party, in each case duly executed by the appropriate Loan Party;
(ii)a description of the owned property so acquired in detail reasonably satisfactory to the Administrative Agent;
(iii)evidence that counterparts of the Mortgages have been duly executed, acknowledged and delivered and are in form suitable for filing or recording in all filing or recording offices that the Administrative Agent may deem necessary or desirable in order to create a valid first and subsisting Lien on the property described therein subject to Permitted Prior Liens in favor of the Administrative Agent for the benefit of the Secured Parties and that all filing, documentary, stamp, intangible and recording taxes and fees have been paid;
(iv)fully paid American Land Title Association Lender’s Extended Coverage title insurance policies (the “Mortgage Policies”), with endorsements and in amounts reasonably acceptable to the Administrative Agent, issued, coinsured and reinsured by title insurers acceptable to the Administrative Agent, insuring the Mortgages to be valid first and subsisting Liens on the property described therein, subject only to Permitted Prior Liens;
(v)American Land Title Association/National Society of Professional Surveyors surveys of any Material Real Estate Assets that are reasonably acceptable to Administrative Agent and are of a form, scope and substance sufficient to cause all standard survey exceptions from the corresponding Mortgage Policy to be removed and the survey related endorsements issued, for which all necessary fees (where applicable) have been paid and, in each case, certified to the Administrative Agent, the applicable Loan Party, and the issuer of the Mortgage Policies in a manner reasonably satisfactory to the Administrative Agent by a land surveyor duly registered and licensed in the States in which the property described in such surveys is located, or in lieu thereof, an existing survey, together with a no change affidavit sufficient for the title insurance company to remove the standard survey exception from the applicable Mortgaged Policy and issue the survey related endorsements to the applicable Mortgage Policy;
(vi)without limiting clause (vii) below, evidence of the insurance required by the terms of the Mortgages;

(vii)at least forty (40) days (as such time period may be reduced by the Administrative Agent in its reasonable discretion) prior to the end of the ninety (90) day period referred to in the lead in to this clause (b), the following documents: (A) a completed “life of loan” Federal Emergency Management Agency Standard Flood Hazard Determination form (a “Flood Determination Form”), (B) if any improvement(s) to the applicable improved real property is located in a special flood hazard area, a notification thereof to the Borrowers from Administrative Agent (“Borrower Notice”) and (if applicable) notification to the Borrowers that flood insurance coverage under the National Flood Insurance Program (“NFIP”) is not available because the community does not participate in the NFIP, (C) documentation evidencing the Administrative Borrower’s receipt of the Borrowers Notice (e.g., countersigned Borrower Notice, return receipt of certified U.S. Mail, or overnight delivery), and (D) if the Borrowers Notice is required to be given and flood insurance is available in the community in which the applicable real property is located, a copy of one of the following: the flood insurance policy, the Administrative Borrower’s application for a flood insurance policy plus proof of premium payment, a declaration page confirming that flood insurance has been provided as a separate policy or within the property insurance program for the applicable real property, or such other evidence of flood insurance reasonably satisfactory to the Administrative Agent (any of the foregoing being “Evidence of Flood Insurance”); and
(viii)such customary legal opinions and other customary documents (including a certificate from the Borrowers certifying that all conditions and requirements in clause (vii) above have been satisfied) as the Administrative Agent may reasonably request with respect to such Mortgage or Mortgaged Property.
Notwithstanding any of the foregoing to the contrary, but without derogation of the Administrative Borrower’s obligation to deliver information as set forth in clause (vii) above or acknowledge receipt of any such information, as applicable, the Collateral shall exclude Excluded Assets and shall be subject to the limitations and exclusions set forth in the applicable Collateral Documents and the Agreed Security Principles.
(c)The Parent and the Borrowers shall ensure that the Loan Parties (other than the Parent) collectively (i) hold at least 95.0% of the Consolidated Total Assets of the Parent, the Borrowers and the Subsidiaries and (ii) represent at least 95.0% of the Consolidated EBITDA of the Parent, the Borrowers and the Subsidiaries, in each case, calculated as of the last day of the most recent fiscal quarter of the Borrowers for which financial statements have been delivered (commencing with the financial statements for the Fiscal Year ending December 31, 2025); and to the extent the Loan Parties do not satisfy such requirement (the “Guarantor Coverage Test”) within sixty (60) days of such date, the Parent and the Borrowers shall cause each Subsidiary, as necessary to ensure the compliance with the Guarantor Coverage Test, to (a) become a Guarantor and deliver to the Administrative Agent a joinder to the Guarantee Agreement, (b) subject to the Agreed Security Principles, provide the Administrative Agent, for the benefit of the Secured Parties, a Lien on its assets to secure the Obligations by executing and delivering to the Administrative Agent a joinder to the applicable Collateral Agreement and (c) deliver to the Administrative Agent such other customary documentation reasonably requested by the Administrative Agent including opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to in this Section 5.11), all in form, content and scope reasonably satisfactory to the Administrative Agent.
Section 5.12.Compliance with Environmental Laws. Comply, and cause all lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws and Environmental Permits, except where the failure to so comply would not reasonably be likely to have a Material Adverse Effect; and, if ordered to do so by a Governmental Authority or otherwise required pursuant to any Environmental Law, conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to address all Hazardous Materials from any of its properties, in accordance with the requirements of all Environmental Laws; provided that, neither the Parent, the Borrowers nor any Subsidiary shall be required to undertake any such ordered or required cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP.
Section 5.13.Lender Calls. Participate in quarterly conference calls with the Administrative Agent and the Lenders, such calls to be held at such time as may be agreed to by the Borrowers and the Administrative Agent within a reasonable period of time following such request, with such calls including members of senior management of each Borrower as such Borrowers deem appropriate, to discuss the state of each Borrower’s business, including recent performance, operational activities, current business and market conditions and material performance changes; provided that, so long as no Event of Default has occurred and is continuing, in no event shall more than one such call be required in any fiscal quarter; provided that, the requirements set forth in this Section 5.13 may be satisfied with a public earnings call for the applicable period.
Section 5.14.Further Assurances. Promptly upon request by the Administrative Agent, or any Lender through the Administrative Agent, (a) correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably require from time to time (in each case, subject to the Agreed Security Principles) in order to (i) carry out more effectively the purposes of the Loan Documents, (ii) to the fullest extent permitted by applicable law, subject any Loan Party’s properties, assets, rights or interests to the Liens now or hereafter intended to be covered by any of the Collateral Documents or Section 5.11 or 5.15, (iii) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder and (iv) subject to the limitations set forth in Section 5.11, assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any Subsidiary is or is to be a party, and cause each Subsidiary to do so.
Section 5.15.Post-Closing Obligations. Each of the Loan Parties shall satisfy the requirements set forth on Schedule 5.15 on or before the date specified for such requirement in such Schedule or such later date to be determined by the Administrative Agent in its sole discretion. So long as the applicable Loan Parties shall have complied with the immediately preceding sentence, the representations and warranties, conditions and covenants contained in this Agreement and the other Loan Documents in respect of any action described on Schedule 5.15 shall not be deemed violated solely due to the fact that any such action was not taken as of the Closing Date (so long as any such representation and warranty, conditions and covenant with respect to any such action shall be true and correct in all material respects as of the date such action is taken (or was required to be taken as set forth in Schedule 5.15 (or such later time as the Administrative Agent may have agreed to in its sole discretion)).
Section 5.16.[Reserved].
Section 5.17.Health Care.
(a)Except as set forth on Schedule 5.17, obtain, maintain and preserve, and cause each of the Subsidiaries to obtain, maintain and preserve, and take all necessary action to timely renew, all Health Care Permits that are necessary for the conduct of its business, and comply, and cause each of the Subsidiaries to be in compliance with all Health Care Laws and Health Care Permits, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect;
(b)provide the Administrative Agent with written notice within ten (10) Business Days of a Health Care Claim or Health Care Liability that could reasonably be expected to result in a Material Adverse Effect and provide such non-privileged reports, documents and information as the Administrative Agent may reasonably request from time to time with respect to any of the foregoing;
(c)comply, and cause each of the Subsidiaries to be in material compliance with all Hemp Laws; and
(d)provide the Administrative Agent with written notice within ten (10) Business Days of a Hemp Claim that could reasonably be expected to result in a Material Adverse Effect; and provide such non-privileged reports, documents and information as the Administrative Agent may reasonably request from time to time with respect to any of the foregoing.

Section 5.18.Liquidity Event.
(a)Upon prior written request by the Administrative Agent, (1) provide the Administrative Agent such available information and documents related to any contemplated Liquidity Event that the Administrative Agent may reasonably request, within two (2) Business Days after the Administrative Borrower’s receipt of such written request (or such later date as the Administrative Agent may agree at its reasonable discretion), and (2) provide such updates that the Administrative Agent may reasonably request on one or more conference calls (provided, in no event shall more than one such call in each week) with members of management of the Parent and the applicable Borrower and the financial or other advisor assisting the Borrower or the Parent with a Liquidity Event at a mutually convenient time.
(b)Solely to the extent a Liquidity Event has not been consummated on or prior to the Targeted Liquidity Event Date, the provisions set forth in clause (d) shall apply for the Specified Japan Sale.
(c)Solely to the extent no Liquidity Event is consummated on or prior to the first anniversary of the Closing Date, the provisions set forth in clause (d) shall apply for any Liquidity Event in the form of a Disposition of assets (a “Section 5.18 Liquidity Event”).
(d)Commencing from and after the applicable date set forth in clause (b) or (c), as applicable, the Required Lenders (such Required Lenders delivering such written notice, constituting the “Initiating Lenders”) may deliver a written notice (a “Sale Demand”) to the Parent and the Borrowers, informing the Parent and the Borrowers that the Initiating Lenders intend to initiate (or take over, as the case may be) a process to effect the Specified Japan Sale or a Section 5.18 Liquidity Event in the form of a Disposition, as applicable (for purposes of this clause (d), a “Sale”). Upon receipt of the Sale Demand, the Parent and the Borrowers shall promptly identify and, subject to the prior written consent of the Initiating Lenders, engage a nationally-recognized investment bank experienced in similar transactions (the “Investment Bank”) to conduct a Sale in accordance with this clause (d). The Parent, the Borrowers, each applicable Subsidiary and their respective board of directors (or general partner or manager(s), as applicable), shall, subject to an fiduciary obligation to which such director, partner or manager is obligated, if any, use its commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, take, or cause to be taken, all actions and to do, or cause to be done, all things in each case reasonably necessary or desirable to effect the Sale in accordance with this clause (d):
(i)The Parent and the Borrowers shall direct the Investment Bank to establish procedures reasonably acceptable to the Required Lenders to effect an orderly Sale of a Borrower with the objective, in the case of a Section 5.18 Liquidity Event, of permitting the repayment of all outstanding principal and interest, and premium, if any, on the Loans, the fees, expenses and other amounts payable under the Loan Documents and the other Obligations (other than Unliquidated Obligations for which no claim has been made and other Obligations expressly stated to survive such payment and termination), and otherwise achieving the highest practicable value for all equityholders of the Parent, within a reasonable period of time.
(ii)The Sale shall be conducted in accordance with such procedures and under the direction of the Parent and the Borrowers and with the reasonable consent of the Initiating Lenders.
(iii)The Parent and the Borrowers will retain independent legal counsel of appropriate expertise, selected by the Parent and the Borrowers, to advise them on such Sale. The Parent and the Borrowers will instruct such legal counsel to prepare all reasonably necessary documentation in connection with the Sale.
(iv)The Parent and the Borrowers shall keep the Lenders reasonably apprised in a reasonably timely manner of the status of the process of the Sale.
(v)The Required Lenders may, at their reasonable discretion, decide whether or not to pursue, consummate, postpone or abandon any proposed Sale and the terms and conditions thereof.

(vi)Neither the Parent, the Borrowers nor any Lender, nor any of their respective Affiliates, to the fullest extent permitted by law, shall have any liability to any other Lender arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any proposed Sale except, in the case of the Parent and the Borrowers, to the extent of a failure to comply with the provisions of this clause (d).
(vii)All reasonable and documented out-of-pocket costs and expenses incurred by the Lenders, the Parent and the Borrowers in connection with any proposed Sale pursuant to this clause (d) (whether or not consummated), including all reasonable and documented out-of-pocket attorneys’ fees and expenses, accounting fees and charges and finder’s, brokerage or investment banking fees, charges or commissions, shall be paid by the Borrowers.
(viii)Notwithstanding anything to the contrary in this clause (d), unless the Required Lenders otherwise provide their prior written consent, none of the Parent, the Borrowers or any Subsidiary shall, after receipt of a Sale Demand, consummate any Sale (other than the Specified Japan Sale) unless the net proceeds to be received by the Parent and the Borrowers in such transaction are sufficient to permit the Borrower to repay all outstanding principal and interest, and premium, if any, on the Loans, the fees, expenses and other amounts payable under the Loan Documents and the other Obligations (other than Unliquidated Obligations for which no claim has been made and other Obligations expressly stated to survive such payment and termination).
(ix)Upon the consummation of any Sale, the net proceeds of such transaction will be used in accordance with Section 2.11.
(e)Notwithstanding the foregoing:
(i)none of the Parent, either Borrower nor any Subsidiary will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discuss, any document, information or other matter (1) that constitutes non-financial trade secrets or non-financial proprietary information, (2) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by applicable Law or any binding agreement (to the extent such binding agreement was not created in contemplation of such Loan Party’s or Subsidiary’s obligations under this Agreement) or (3) that is subject to attorney-client or similar privilege or constitutes attorney work product; provided, in each case, that the Administrative Borrower shall have notified the Administrative Agent that such document, information or other matter is being withheld on the basis of the foregoing;
(ii)all information or documents provided to the Administrative Agent or any Lender under this Section 5.19 shall constitute “Information” for purpose of Section 9.12;
(iii)to the extent (x) required under the applicable Organization Documents or (y) the Parent and the applicable Borrower reasonably determine in good faith, the Specified Japan Sale and any Liquidity Event, as the case may be, shall be subject to the approval of the requisite shareholders the Parent and the applicable Borrower pursuant to their respective Organization Documents as in effect on the date hereof; and
(iv)none of the directors, partners, managers or officers of Parent, the Borrowers and the Subsidiaries will be required to take, or cause to be taken, any actions and to do, or cause to be done, any things in each case that could be considered as or could give rise to a breach of his or her fiduciary duties to any of the Parent, the Borrowers and the Subsidiaries.
Section 5.19.Board Observer.
(a)As of and after the Closing Date and for so long as any Tranche B Term Loans are outstanding, the Administrative Agent (acting at the direction of the Lenders holding outstanding Tranche B Term Loans representing more than 50% of the sum of the total outstanding Tranche B Term Loans, the “Majority Tranche B Lenders”) shall be entitled to appoint one authorized representative who has been agreed to between the Parent and the Administrative Agent prior to the Closing Date or is otherwise reasonably acceptable to the Parent and the Borrowers (such representative, the “Lender Representative”) who shall be entitled to attend (but not entitled to vote at) each meeting of the Parent’s board of directors (the “Board”) and each meeting of any board of directors of the Borrower or any Subsidiary on which another member of the Board servers as a director (each, a “Governing Board”).
(b)In connection with the right set forth clause (a) above, the Parent and the Borrowers shall and shall cause each applicable Subsidiary to provide:
(i)the Lender Representative written notice of all meetings (both regular and special) of each Governing Board at the same time and in the same manner as notice is given to the members of such Governing Board;
(ii)subject to limitations set forth in the proviso below, the Lender Representative with all documents, notices, written materials and other written information given to members or directors of each Governing Board (including any committee or subcommittee of such Governing Board) in connection with each such meetings as if the Lender Representative were a member or director at the same time such written materials and written information are given to the members or directors, whether or not the Lender Representative is attending such meeting;
(iii)if a Governing Board proposes to take any action by written consent in lieu of a meeting of the Governing Board, forward the form of such written consent to the Lender Representative prior to its execution; and
(iv)reimburse the Lender Representative for all reasonable documented out-of-pocket costs and expenses incurred by it in connection with traveling to and from and attending meetings of a Governing Board;
(c)provided that, notwithstanding any other provision of this Agreement or in any other related agreement to the contrary, each Governing Board shall be entitled to (A) excuse the Lender Representative from any portion of any meeting of such Governing Board (or receive written consent in respect of) if (x) such Governing Board determines that it will discuss any matters in an executive session limited to independent members of a Governing Board, independent auditors and/or legal counsel, that would reasonably be likely to jeopardize or otherwise impair any attorney-client privilege, (y) the information being discussed at such portion of such meeting relates the Parent’s or any Borrower’s strategy negotiating position or similar matters relating to the Loans or any refinancing thereof or (z) there exists any actual conflict of interest between the Lender Representative, on one hand, and the Parent, any Borrower or any Subsidiary, on the other hand; provided further that, the Lender Representative is advised of the existence of such meeting without disclosing the reason for the Lender Representative being excused from such meeting; and (B) withhold information related to the reason of excusal (but not unrelated information) from the Lender Representative delivered to such Governing Board prior to any such meeting described in clause (A) above.
(d)For the avoidance of doubt, such Lender Representative shall not constitute a member of the Governing Board and shall not be entitled to vote on, or consent to, any matters presented to such Governing Board or committee thereof.
(e)Notwithstanding the foregoing, immediately upon the repayment of all outstanding principal and interest, and premium, if any, on the Tranche B Term Loans and the other Obligations with respect to the Tranche B Term Loans (other than Unliquidated Obligations for which no claim has been made and other Obligations expressly stated to survive such payment and termination), all obligations of the Parent with respect to the Lenders and the Lender Representative pursuant to this Section 5.19 shall forever terminate, and no Lender shall have a right to appoint a Lender Representative under this Section 5.19.

Section 5.20.Specified Warrants.
(a)On July 1, 2026 (or prior to July 1, 2026 if the Parent elects at its sole discretion) and solely to the extent any Tranche B Term Loans are then outstanding, the Parent shall issue to the Tranche B Lenders (or any affiliate designee thereof), on a pro rata basis, Specified Warrants to purchase 1,000 ordinary shares of the Parent (subject to any dilution or other adjustments set forth in the Specified Warrants) per $1,000 principal amount of Tranche B Term Loans then outstanding. In connection with such issuance, the Parent shall cause its New York and Jersey counsel to deliver customary opinions with respect to the issuance of such Specified Warrants (and the underlying shares) to the holders thereof. In addition, to the extent any board nomination right of the warrant holders falls away in connection with the exercise of such warrants into shares of the Parent, the Parent shall, pursuant to an investor rights agreement or similar arrangement, provide substantially consistent board nomination rights to such holders in connection with their holding of shares in lieu of Warrants. For U.S. federal and applicable state and local income tax purposes, the parties agree to (i) treat the contingent right to receive the Specified Warrant as an asset that is issued to the Tranche B Lenders as part of an “investment unit” with the Loans under Section 1273(c)(2) of the Code, and not as an “option to acquire stock” within the meaning of Section 318(a)(4) prior to the issuance of the Specified Warrants, (ii) not treat the Specified Warrants as conveying any voting power to the Tranche B Lenders (or any affiliate designee thereof) prior to the exercise thereof, other than through the application of Section 318(a)(4) of the Code and (iii) not take any action or position inconsistent with the foregoing unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. The parties hereto will cooperate, reasonably and in good faith, to determine the value to be ascribed to such contingent right for purpose of Section 1273(c)(2) of the Code.
Section 5.21.Taxes. Pay, discharge or otherwise satisfy as the same shall become due and payable, all of its Tax liabilities, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Subsidiary, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

Article VI

Negative Covenants
From and after the Closing Date, so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted) hereunder shall remain unpaid or unsatisfied, each of the Parent and the Borrowers shall not, nor shall it permit any Subsidiary to, directly or indirectly:
Section 6.01.Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:
(a)Liens created pursuant to any Loan Document;
(b)Liens existing on the Closing Date and, to the extent securing an aggregate amount greater than $500,000, as set forth on Schedule 6.01, and any modifications, replacements, renewals, refinancings or extensions thereof; provided that, (i) the Lien does not extend to any additional property other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien and (B) proceeds and products thereof, and (ii) the modification, replacement, renewal, refinancing or extension of the obligations secured or benefited thereby, to the extent constituting Indebtedness, is permitted by Section 6.03(b);
(c)Liens for Taxes which are not yet due or are not overdue for period of more than sixty (60) days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP or the equivalent accounting principles in the relevant local jurisdiction;

(d)Liens imposed by applicable Law, such as carriers’, warehousemen’s, landlords’, mechanics’, materialmen’s, repairmen’s or other like Liens granted or arising in the ordinary course of business, which secure amounts not overdue for a period of more than sixty (60) days or if more than sixty (60) days overdue, are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are (if applicable) maintained on the books of the applicable Person in accordance with GAAP or the equivalent accounting principles in the relevant local jurisdiction;
(e)(i) pledges or deposits in the ordinary course of business in connection with workers’ compensation, health, disability or employee benefits, unemployment insurance and other social security laws or similar legislation or regulation or other insurance-related obligations (including, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) other than any Lien imposed by ERISA, (ii) pledges and deposits in the ordinary course of business securing liability for reimbursement of or indemnification obligations to (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Parent, any Borrower or any Subsidiary and (ii) liens on cash collateral to secure reimbursement obligations under letters of credit provided to support any of the obligations described in the preceding clauses (i) and (ii);
(f)deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness for borrowed money), statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business or consistent with past practice;
(g)easements, rights-of-way, covenants, conditions, restrictions (including zoning restrictions), encroachments, protrusions and other similar Liens and minor title defects affecting real property which, in the aggregate, do not materially interfere with the ordinary conduct of the business of the applicable Person, and matters that are disclosed in any Mortgage Policies reasonably acceptable to the Administrative Agent;
(h)Liens securing judgments or orders for the payment of money not constituting an Event of Default under Section 7.01(h) or securing appeal or other surety bonds related to such judgments;
(i)(i) Liens securing Indebtedness permitted under Section 6.03(e); provided that, (A) such Liens do not at any time encumber any property (except for replacements, additions and accessions to such property) other than the property financed by such Indebtedness and (B) the Indebtedness secured thereby does not exceed the cost or fair market value of the property, whichever is lower, being acquired on the date of acquisition, improvements thereto and related expenses; provided that, individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender on customary terms; and (ii) Liens securing Indebtedness permitted under Section 6.03(t); provided that, (w) such Liens existed on the property or asset prior to the acquisition thereof by the Parent, any Borrower or any Subsidiary or existed on the property or asset of any Person that becomes a Subsidiary in connection with a Permitted Acquisition, (x) such Lien is not created in connection with such acquisition or such Person becoming a Subsidiary, as the case may be and (y) such Lien shall not encumber any other property or assets of the Parent, any Borrower or any Subsidiary (other than any Person acquired by the Parent, any Borrower or any Subsidiary as a result of a Permitted Acquisition and any Subsidiary of such acquired Person) as of the date of such Permitted Acquisition;
(j)(x) precautionary filings in respect of operating leases and (y) leases, licenses, subleases, cross-licenses or sublicenses granted to others in the ordinary course of business which do not (i) interfere in any material respect with the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole or (ii) secure any Indebtedness;
(k)other Liens in an aggregate principal amount and other obligations in an amount which does not exceed $5,000,000;

(l)Liens on property of Foreign Subsidiaries that are Subsidiaries securing Indebtedness of such Foreign Subsidiaries permitted by Section 6.03(g);
(m)Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(n)Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of letters of credit and bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
(o)Liens arising out of conditional sale, consignment, title retention or similar arrangements for the sale of goods entered into by the Parent, any Borrower or any Subsidiary in the ordinary course of business;
(p)Liens (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection; (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business; and (iii) in favor of banking institutions arising as a matter of Law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set-off) and which are within the general parameters customary in the banking industry or arising pursuant to such banking institution’s general terms and conditions;
(q)deposits made in the ordinary course of business to secure liability to insurance carriers;
(r)Liens in respect of overdraft facilities, automatic clearinghouse arrangements, employee credit card programs, corporate cards and purchasing cards, and other business cash management arrangements, and incentive, supplier finance or similar programs, in each case, incurred in the ordinary course of business of the Parent, any Borrower or any Subsidiary;
(s)Liens that are customary contractual rights of setoff (i) relating to the establishment of depository relations with banks or other financial institutions not given in connection with the incurrence of Indebtedness; (ii) relating to pooled deposit or sweep accounts of the Parent, any Borrower or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Parent, any Borrower or any Subsidiary; or (iii) relating to purchase orders and other agreements entered into with customers of the Parent, any Borrower or any Subsidiary in the ordinary course of business;
(t)(i) zoning, entitlements, environmental or conservation restrictions, licenses and permits (including building licenses and permits) and other land use and environmental regulations by Governmental Authorities with which the normal operation of the business complies except for such non-compliance that does not materially interfere with the ordinary conduct of the business of the Parent, any Borrower or any Subsidiary; and (ii) any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of the Parent, any Borrower or any Subsidiary;
(u)Liens (i) (1) on advances of cash or Cash Equivalents in favor of the seller of any property to be acquired in any Investment permitted pursuant to Section 6.02 (other than Section 6.02(g)) to be applied against the purchase price for such Investment and (2) consisting of any agreement to dispose of any property in a Disposition permitted pursuant to Section 6.05 (other than Section 6.05(g)), in each case solely to the extent such Investment or Disposition, as the case may be, would have been permitted on the date of the creation of such Lien or on the date of any contract for such Investment or Disposition and (ii) on any cash earnest money deposits made by the Parent, any Borrower or any Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder;

(v)Liens consisting of non-exclusive (or, to the extent comprising Exclusive Distribution Rights, the exclusive) licensing or sublicensing agreements for the use of IP Rights entered into in the ordinary course of business;
(w)Liens on the assets of a Subsidiary that exist at the time such Subsidiary first becomes a Subsidiary or such assets were first acquired by such Subsidiary, so long as (i) such Liens were not entered into in contemplation of such Person becoming a Subsidiary or assets being acquired and (ii) such Liens are not securing Indebtedness;
(x)Liens on cash incurred with respect to any letters of credit permitted by Section 6.03(q); and
(y)Liens on Equity Interests in joint ventures (i) securing obligations of such joint ventures or (ii) pursuant to the relevant joint venture agreement or arrangement; and
(z)Liens on cash in an escrow account holding penalty payments in respect of any Specified Matter.
For purposes of determining compliance with this Section 6.01, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of Permitted Liens described in Sections 6.01(b) through (z) but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in Sections 6.01(b) through (z), the Administrative Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.01 and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the categories of such Lien securing such item of Indebtedness permitted in this Section 6.01. In addition, with respect to any Lien securing Indebtedness that was permitted to be secured at the time of incurrence thereof, additional Indebtedness resulting solely from the accrual of interest, accretion of accreted value, the payment of interest in the form of additional Indebtedness or in the form of common stock of the Parent, or the amortization of original issue discount, the accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case with respect to such permitted secured Indebtedness, shall also be permitted to be secured by such Lien.
Section 6.02.Investments. Make any Investments, except:
(a)Investments held by the Parent, any Borrower or any Subsidiary in the form of cash and Cash Equivalents;
(b)advances to officers, directors, employees and consultants of the Parent, the Borrowers and Subsidiaries (i) in an aggregate amount not to exceed $2,500,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes; (ii) in connection with such Person’s purchase of Equity Interests of the Parent, provided that, no cash is actually advanced pursuant to this clause (ii) unless immediately repaid; and (iii) to fund U.K. tax obligations of such officers, directors, employees and consultants (in an amount not to exceed such U.K. tax obligations) pursuant to the compensation arrangements of such officer, director, employee of or consultant to the Parent, any Borrower or any Subsidiary to enable such Person to pay such U.K. tax obligation;
(c)Investments (i) existing or contractually committed on the Closing Date as set forth on Schedule 6.02; (ii) in Loan Parties (including those formed or acquired after the Closing Date so long as the Parent, the Borrowers and the Subsidiaries comply with the applicable provisions of Section 5.11, provided that, notwithstanding anything to the contrary in this Agreement or any other Loan Document, the Lien of the Administrative Agent for the benefit of the Secured Parties shall not attach to any such Investment in the form of an intercompany loan and any intercompany note evidencing such loan shall not be required to be delivered to the Administrative Agent if any such note is subsequently reasonably promptly contributed to a Subsidiary that is not a Loan Party pursuant to Section 6.02(c)(iv)); (iii) by Subsidiaries that are not Loan Parties in Subsidiaries that are not Loan Parties; (iv) by any Borrower or any other Loan Party in Subsidiaries that are not Loan Parties; provided that, in the case of this clause (iv), (A) no Event of Default shall have occurred and be continuing, (B) the Guarantor Coverage Test would be satisfied after giving pro forma effect to such Investment, (C) the aggregate amount of all such Investments outstanding at any time (determined without regard to any write-downs or write-offs of such Investments) shall not exceed the sum of (1) $6,000,000 plus (2) an amount not to exceed the Available Amount at the time of the making of such Investment; provided further that, this clause (C) shall not apply to any such Investment that is in the form of an equity contribution or intercompany loan if, reasonably promptly following receipt of such equity contribution or intercompany loan, the proceeds of such equity contribution or intercompany loan shall be used by such Subsidiaries that are not Loan Parties (or Subsidiaries thereof) to consummate a Permitted Acquisition (and any such Investment described in this proviso shall not utilize the basket set forth in this clause (C), but shall, if applicable, utilize the basket set forth in the definition of Permitted Acquisition) and (D) any such Investments in the form of intercompany loans shall be evidenced by notes that have been pledged (individually or pursuant to a global note) to the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent for the benefit of the Secured Parties unless (x) such pledge would result in material adverse tax consequences to the Parent, the Borrowers and the Subsidiaries as reasonably determined by Borrower in consultation with the Administrative Agent or (y) reasonably promptly following the making of such intercompany loan the holder of such note representing such loan contributes such note as an equity contribution to any Subsidiary that is not a Loan Party that will reasonably promptly following receipt of such equity contribution consummate (or cause one or more of its Subsidiaries to consummate) a Permitted Acquisition, in which case and in each such case, notwithstanding anything to the contrary in this Agreement or any other Loan Document, the Lien of the Administrative Agent for the benefit of the Secured Parties shall not attach to any such note, and any such note shall not be required to be delivered to the Administrative Agent;
(d)Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;
(e)any Investments in the form of Permitted Acquisitions;
(f)Guarantees permitted by Section 6.03 or of obligations that do not constitute Indebtedness in the ordinary course of business or consistent with past practice;
(g)to the extent constituting Investments, transactions expressly permitted under Sections 6.01 (other than Section 6.01(u)), 6.04 (other than Section 6.04(c)), 6.06(d) and 6.14;
(h)Investments existing on, or made pursuant to legally binding written commitments in existence on, the Closing Date and, to the extent having an aggregate value greater than $500,000, set forth on Schedule 6.02, and any modification, replacement, renewal or extension thereof; provided that, the amount of the original Investment is not increased except by the terms of such Investment or as otherwise permitted by this Section 6.02;
(i)promissory notes and other non-cash consideration received in connection with Dispositions permitted by Section 6.05;
(j)Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business and upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;
(k)Investments to the extent that payment for such Investments is made solely by the issuance of Qualified Equity Interests of the Parent to the seller of such Investments;

(l)Subsidiaries may be established or created if the Parent, the Borrowers and such Subsidiary comply with the requirements of Section 5.11, if applicable; provided that, in each case, to the extent such new Subsidiary is created solely for the purpose of consummating a transaction pursuant to an acquisition permitted by this Section 6.02, and such new Subsidiary at no time holds any assets or liabilities other than any merger or acquisition consideration contributed to it contemporaneously with the closing of such transactions, such new Subsidiary shall not be required to take the actions set forth in Section 5.11, as applicable, until the applicable acquisition is consummated (at which time the surviving entity of the applicable transaction shall be required to so comply in accordance with the provisions thereof);
(m)(i) Investments held by any Subsidiary acquired after the Closing Date, or of any Person acquired by, or merged into or consolidated or amalgamated with the Parent, any Borrower or any Subsidiary after the Closing Date, in each case, as part of an Investment otherwise permitted by this Section 6.02 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) of this Section 6.02(m) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted by this Section 6.02;
(n)Swap Contracts to the extent permitted pursuant to Section 6.03(d);
(o)so long as no Event of Default has occurred and is continuing or would be caused thereby, other Investments; provided that, in no event shall the aggregate amount of Investments outstanding at any time pursuant to this Section 6.02(o) during the term of this Agreement (net of any returns of capital on such Investments) exceed the sum of (1) $6,000,000 plus (2) an amount not to exceed the Available Amount at the time of the making of such Investment;
(p)extensions of credit, loans or other advances that are made to Persons treated as partners of Waldencast Partners LP for U.S. federal income tax purposes other than the Parent or its Subsidiary (such partners, “Non-Waldencast Partners,” and such extensions of credit, loans or other advances, “WPLP Loans”) to the extent (A) such WPLP Loans to each Non-Waldencast Partner are made in lieu of Permitted Tax Distributions by Waldencast Partners LP in amounts to each Non-Waldencast Partner that do not exceed the amounts otherwise distributable to such partner as Permitted Tax Distributions, and (B) in connection with any transaction in which such Non-Waldencast Partner disposes of any portion of its equity in Waldencast Partners LP (including pursuant to a redemption of such equity), such Non-Waldencast Partner is required to repay a proportionate amount of any WPLP Loans made to such partner pursuant to this Section 6.02(p);
(q)Investments consisting of the non-exclusive (or, to the extent comprising Exclusive Distribution Rights, the exclusive) licensing or sublicensing of IP Rights in the ordinary course of business;
(r)Investments consisting of the non-exclusive licensing or contribution of IP Rights pursuant to joint marketing arrangements with other Persons; and
(s)unlimited Investments shall be permitted so long as (i) no Event of Default shall exist before or after giving effect to such Investment, (ii) the pro forma Net Leverage Ratio would be less than 2.00:1.00 and (iii) the Guarantor Coverage Test would be satisfied after giving pro forma effect to such Investment.
Notwithstanding anything to the contrary herein, the Parent and the Borrowers will not, and will not permit any Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole, to any Affiliate of the Parent or the Borrowers who is not a Loan Party, other than (i) in connection with the Specified Japan Sale or any Liquidity Event and (ii) (in each case to the extent otherwise permitted pursuant to this Section 6.02): (x)

non-exclusive licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole and (y) any such disposition from a Subsidiary that is not a Loan Party to a Subsidiary that is not a Loan Party.
Section 6.03.Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, except:
(a)Indebtedness under the Loan Documents;
(b)Indebtedness outstanding on the Closing Date and, to the extent constituting a principal amount greater than, individually or in the aggregate, $500,000 as set forth on Schedule 6.03, and any Permitted Refinancing Indebtedness in respect thereof; provided that, any such Indebtedness (including any Permitted Refinancing Indebtedness in respect thereof), to the extent owed by a Loan Party to a Subsidiary that is not a Loan Party, shall be unsecured and subordinated to the payment of the Obligations in a manner reasonably satisfactory to the Administrative Agent;
(c)(i) Guarantees by the Borrowers or any Guarantor in respect of Indebtedness otherwise permitted hereunder of the Borrowers or any Guarantor; (ii) Guarantees by any Subsidiary that is not a Loan Party in respect of Indebtedness otherwise permitted hereunder of the Parent, the Borrowers or any Subsidiary; and (iii) Guarantees by the Borrowers or any Guarantor in respect of Indebtedness otherwise permitted hereunder of Subsidiaries that are not Loan Parties to the extent such Guarantee constitutes an Investment permitted by Sections 6.02(c)(i) or 6.02(o);
(d)obligations (contingent or otherwise) of the Parent, any Borrower or any Subsidiary existing or hereafter arising under any Swap Contract; provided that, (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation; and (ii) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party (other than pursuant to customary netting or set-off provisions);
(e)(1) Indebtedness of the Parent, any Borrower or any Subsidiary in respect of Capital Leases and purchase money obligations for fixed or capital assets, which may be secured by Liens under and within the applicable limitations set forth in Section 6.01(i); provided that, the aggregate amount of all such Indebtedness at any one time outstanding pursuant to this clause (e) (when aggregated with the aggregate principal amount of Permitted Refinancing Indebtedness (other than any Refinancing Excess Amounts) Incurred pursuant to subclause (2) below in respect of such Indebtedness then outstanding) shall not exceed $8,000,000;
(f)Indebtedness of the Parent, any Borrower or any Subsidiary owing to the Parent, any Borrower or any Subsidiary to the extent constituting an Investment permitted by Section 6.02(c); provided that, such Indebtedness, to the extent owed by a Loan Party to a Subsidiary that is not a Loan Party, shall be subordinated to the payment of the Obligations in a manner reasonably satisfactory to the Administrative Agent;
(g)Indebtedness incurred by a Subsidiary that is not organized under the laws of any political subdivision of the United States, which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (g) and then outstanding, does not exceed $7,000,000;
(h)[reserved];
(i)other Indebtedness of the Parent, the Borrowers and the Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed $5,000,000;
(j)intercompany trade payables and accrued expenses among the Parent, any Borrower or any Subsidiary solely to the extent permitted by Section 6.02;

(k)Indebtedness of the Parent, any Borrower or any Subsidiary consisting of obligations to pay insurance premiums or take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;
(l)Indebtedness consisting of obligations of the Parent, the Borrowers or the Subsidiaries under deferred consideration or other similar arrangements (including earn-outs, indemnifications, incentive non-competes and other contingent obligations and agreements consisting of the adjustment of purchase price or similar adjustments) incurred by such Person in connection with any Permitted Acquisition or Disposition permitted by Section 6.05 or any other Investment permitted under Section 6.02; provided that, the aggregate principal amount of all such Indebtedness of Subsidiaries that are not Loan Parties shall not exceed $5,000,000 in the aggregate at any time outstanding;
(m)Indebtedness incurred by the Parent, any Borrower or any Subsidiary in respect of bank guarantees, warehouse receipts or similar instruments (other than letters of credit) issued or created in the ordinary course of business or consistent with past practice, including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations (other than obligations in respect of letters of credit) regarding workers compensation claims;
(n)obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Parent, any Borrower or any Subsidiary in the ordinary course of business;
(o)Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that, such Indebtedness is extinguished within five (5) Business Days of incurrence;
(p)Indebtedness in respect of overdraft facilities, automatic clearinghouse arrangements, employee credit card programs, corporate cards and purchasing cards, and other business cash management arrangements in the ordinary course of business and incentive, supplier finance or similar programs;
(q)Indebtedness incurred under commercial letters of credit issued for the account of the Parent, any Borrower or any Subsidiary in the ordinary course of business;
(r)Indebtedness representing deferred compensation to employees of the Parent, any Borrower or any Subsidiary incurred in the ordinary course of business;
(s)[reserved];
(t)[reserved]; and
(u)unsecured Indebtedness in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that, such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money or hedging obligations.
Any such Indebtedness for borrowed money pursuant to this Section 6.03 (including any Permitted Refinancing Indebtedness in respect thereof), to the extent owed by a Loan Party to a Subsidiary that is not a Loan Party, shall be unsecured and subordinated to the payment of the Obligations in a manner reasonably satisfactory to the Administrative Agent, to the extent such Indebtedness is not otherwise subject to the Intercompany Note.
The accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends on Disqualified Equity Interests in the form of additional shares of Disqualified Equity Interests, accretion or amortization of original issue discount or liquidation preferences and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate or currencies will not be deemed to be an incurrence of Indebtedness for purposes of this Section 6.03. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a consolidated balance sheet of the Parent dated such date prepared in accordance with GAAP.
Further, for purposes of determining compliance with this Section 6.03, (A) Indebtedness need not be permitted solely by reference to one category of permitted Indebtedness described in Sections 6.03(b) through (u) but may be permitted in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in Sections 6.03(b) through (u), the Administrative Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.03 and will only be required to include the amount and type of such item of Indebtedness (or any portion thereof) in one of the categories of Indebtedness permitted in this Section 6.03; provided that, notwithstanding the foregoing, (i) all Indebtedness outstanding on the Closing Date and set forth on Schedule 6.03 shall at all times be deemed to have been incurred and to exist pursuant to Section 6.03(b) and (ii) all obligations under Swap Contracts shall at all times be deemed to have been incurred and to exist pursuant to Section 6.03(d).
Section 6.04.Fundamental Changes. Merge, dissolve, liquidate, consolidate with or into another Person, Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Event of Default exists or would result therefrom:
(a)any Subsidiary (other than any Borrower) may merge with (i) any Borrower; provided that, a Borrower shall be the continuing or surviving Person and (ii) any other Subsidiary (other than any Borrower); provided that, when (A) any Guarantor is merging with another Subsidiary, the continuing or surviving Person shall be a Guarantor and (B) if as a result thereof, either the Parent or any Borrower owns, directly or indirectly, less of such Subsidiary’s equity interests than it did prior to the merger, such merger shall also constitute a Disposition subject to Section 6.05 (and must be permitted by any clause thereof other than Section 6.05(g));
(b)a merger, dissolution, liquidation, consolidation or Disposition (i) of any Immaterial Subsidiary or (ii) the purpose of which is to effect a Disposition permitted pursuant to Section 6.05 (other than Section 6.05(g));
(c)the Parent, any Borrower or any Subsidiary may consummate any Permitted Acquisition or any other Investment permitted by Section 6.02; provided that, (i) in any such transaction involving any Borrower, such Borrower shall be the continuing or surviving Person; (ii) in any such transaction involving the Parent, the Parent shall be the continuing or surviving person; and (iii) in any such transaction involving a Guarantor, the continuing or surviving Person shall be a Guarantor;
(d)any Subsidiary (other than any Borrower) may Dispose of all or substantially all of its assets (upon voluntary liquidation, dissolution or otherwise) (i) to a Borrower or to a Guarantor; or (ii) if the transferor is not a Guarantor, to any other Subsidiary; provided in each case that (A) if the transferor in such a transaction is a wholly-owned Subsidiary, then the transferee must either be a Borrower or a wholly-owned Subsidiary and (B) to the extent that the transferee is not a Borrower or a wholly-owned Subsidiary (based on the percentage of such transferee which is not owned directly or indirectly by a Borrower), the Disposition shall constitute a Disposition subject to Section 6.05 and shall be permitted under this Section 6.04 so long as it is permitted by any clause of Section 6.05 other than Section 6.05(g); or
(e)any Subsidiary (other than any Borrower) may liquidate or dissolve or change in legal form if the Administrative Borrower determines in good faith that such liquidation or dissolution or change in legal form is in the best interests of the Borrowers and is not materially disadvantageous to the Lenders (it being understood that in the case of any change in legal form, a Subsidiary that is a Guarantor will remain a Guarantor.
Notwithstanding anything to the contrary herein, (i) the Parent and the Borrowers (a) are permitted to take any reasonably required actions or consummate any reasonably required transactions in respect of the Specified Japan Sale and any Liquidity Event, and (b) will not, and will not permit any Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole, to any Affiliate of the Parent or the Borrowers who is not a Loan Party, other than (i) in connection with the Specified Japan Sale or any Liquidity Event and (ii) (in each case, to the extent otherwise permitted pursuant to this Section 6.04): (x) non-exclusive licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole and (y) any such disposition from a Subsidiary that is not a Loan Party to a Subsidiary that is not a Loan Party.
Section 6.05.Dispositions. Make any Disposition or enter into any agreement to make any Disposition of any assets having a fair market value in excess of $400,000, in a single transaction or a series of related transactions, except:
(a)Dispositions of obsolete or worn out property, whether now owned or hereafter acquired in the ordinary course of business and Dispositions of property no longer used or useful in the conduct of the business of the Parent, the Borrowers and the Subsidiaries (including, in the Administrative Borrower’s reasonable business judgment, allowing any registrations or any applications for registration of any IP Rights to lapse or go abandoned);
(b)Dispositions of inventory and goods held for sale in the ordinary course of business;
(c)Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;
(d)Dispositions of property by any Borrower to any Subsidiary, or by any Subsidiary to any Borrower or to a Subsidiary; provided that, if the transferor of such property is a Borrower or a Guarantor, the transferee thereof must either be the Borrowers or a Guarantor or such Disposition must otherwise constitute an Investment permitted by Section 6.02;
(e)Dispositions of accounts receivable for purposes of collection;
(f)Dispositions of investment securities and Cash Equivalents in the ordinary course of business;
(g)(A) Dispositions permitted by Section 6.04 (other than Section 6.04(a)(ii)(C), Section 6.04(b) or Section 6.04(d)(ii)(B)); (B) Dispositions that constitute Investments permitted by Section 6.02 (other than Section 6.02(g)); (C) Dispositions that constitute Restricted Payments permitted by Section 6.06 (other than Section 6.06(o))and (D) Dispositions that constitute Liens permitted by Section 6.01 (other than Section 6.01(u));
(h)Dispositions consisting of non-exclusive (or, to the extent comprising Exclusive Distribution Rights, the exclusive) licenses or sublicenses of IP Rights in the ordinary course of business;
(i)Dispositions of property subject to or resulting from casualty losses and (ii) transfers of condemned property as a result of the exercise of “eminent domain” or other similar policies to the respective Governmental Authority or agency that has condemned the same (whether by deed in lieu of condemnation or otherwise), and transfers of property that have been subject to a casualty to the respective insurer of such real property as part of an insurance settlement;
(j)Dispositions by the Parent, the Borrowers and the Subsidiaries of property not otherwise permitted under this Section 6.05; provided that, (i) at the time of such Disposition and after giving effect thereto, no Event of Default shall exist or would result from such Disposition, (ii) the consideration received for such property shall be in an amount at least equal to the fair market value thereof, (iii) no less than 75% of such consideration shall have been paid in cash or Cash Equivalents and (iv) the aggregate fair market value of the assets so Disposed pursuant to this clause (j) shall not exceed 10.0% of Consolidated Total Assets in any Fiscal Year;
(k)Dispositions by the Parent, the Borrowers and the Subsidiaries of property acquired after the Closing Date in connection with a Permitted Acquisition; provided that, (i) the Borrowers dispose of any such assets within 270 days following the closing of such Permitted Acquisition and (ii) the fair market value of the assets to be divested in connection with any Permitted Acquisition does not exceed an amount equal to 20% of the total cash and non-cash consideration for such Permitted Acquisition;
(l)leases, licenses, easements, subleases, sublicenses or other similar agreements with respect to real or personal property (which shall be non-exclusive with respect to intellectual property and IP Rights, other than to the extent comprising Exclusive Distribution Rights) granted to others in the ordinary course of business which do not interfere in any material respect with the business of the Parent, any Borrower or any Subsidiary;
(m)the issuance of (x) Qualified Equity Interests by a Subsidiary (other than any Borrower) to the Parent or to another Subsidiary (and each other equity holder on a no greater than pro rata basis) and (y) Qualified Equity Interests by any Borrower to the Parent;
(n)Dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in the joint venture agreement or similar binding agreements entered into with respect to such Investment in such joint venture;
(o)Repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Equity Interests represent (i) a portion of the exercise price thereof or (ii) withholding incurred in connection with such exercise;
(p)Dispositions of any assets having a fair market value in an aggregate amount not to exceed $1,000,000 in the aggregate in any Fiscal Year;
(q)any Liquidity Event;
(r)Dispositions in respect of the Specified Japan Sale so long as the gross cash proceeds thereof exceed $82,000,000; and
(s)Dispositions by the Parent or either Borrower of any property or portion of business of either Borrower or its respective Subsidiaries; provided that, (i) the consideration received for such property shall be in an amount at least equal to the fair market value thereof, (ii) no less than 75% of such consideration shall have been paid in cash or Cash Equivalents, (iii) in the case of (x) Milk, the gross cash proceeds from such Disposition shall be equal to, on a pro rata basis, at least $100,000,000 for all assets or business of Milk (as determined by the Parent in good faith) and (y) Obagi, the gross cash proceeds from such Disposition shall be equal to, on a pro rata basis, at least $250,000,000, for all assets or business of Obagi (as determined by the Parent in good faith), and in each case, the proceeds of such Disposition, are applied in accordance with the terms of this Agreement. For the avoidance of doubt, an example of Dispositions permitted by clause (iii) of this Section 6.05(s) would be a Disposition of 25% of all of the assets or business of Milk for at least $25,000,000.

Notwithstanding anything to the contrary herein, the Parent and the Borrowers will not, and will not permit any Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole, to any Affiliate of any Borrower who is not a Loan Party, other than (i) in connection with the Specified Japan Sale or any Liquidity Event and (ii) (in each case, to the extent otherwise permitted pursuant to this Section 6.05): (x) non-exclusive licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole and (y) any such disposition from a Subsidiary that is not a Loan Party to a Subsidiary that is not a Loan Party.
Section 6.06.Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that:
(a)each Subsidiary may make Restricted Payments to any Borrower, the Parent and any other Person (including any other Subsidiary) that owns an Equity Interest in such Subsidiary ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;
(b)the Parent and each Subsidiary may declare and make dividend payments or other distributions payable solely in Qualified Equity Interests of such Person, in the case of a Subsidiary, ratably to each Person that owns an Equity Interest in such Subsidiary of the class of Equity Interest in respect of which the Restricted Payment is being made;
(c)the Parent and each Subsidiary may purchase, redeem or otherwise acquire Equity Interests issued by it (in the case of a Subsidiary, ratably from each Person that owns the class of Equity Interest being repurchased, redeemed or acquired) with the proceeds received from the substantially concurrent issue (in the case of a Subsidiary, ratably to each Person that owns an Equity Interest in such Subsidiary) of new shares of its Qualified Equity Interests;
(d)the Parent, any Borrower and each Subsidiary may make Restricted Payments pursuant to and in accordance with their stock option, stock purchase and other benefit plans which apply to management, directors or other employees or commercial partners of the Parent (or any direct or indirect parent thereof), the Borrowers and the Subsidiaries, as adopted or implemented in the ordinary course of business and to the extent paid in cash, in an aggregate amount not to exceed $3,000,000 in any Fiscal Year pursuant to this Section 6.06(d);
(e)[reserved];
(f)[reserved];
(g)Investments pursuant to Section 6.02(c) shall be permitted;
(h)non-cash repurchases of Equity Interests of the Parent (or any direct or indirect parent thereof) deemed to occur (i) upon the non-cash exercise of stock options and warrants or similar equity incentive awards, and (ii) in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award shall be permitted;
(i)the Parent, any Borrower or any Subsidiary may (i) pay cash in lieu of fractional shares in connection with any dividend, split or combination thereof or any Permitted Acquisition and (ii) honor any conversion request by a holder of convertible Indebtedness and make cash payments in lieu of fractional shares in connection with any such conversion;
(j)the payment of dividends and distributions within forty five (45) days after the date of declaration thereof, if at the date of declaration of such payment, such payment would have complied with the other provisions of this Section 6.06 shall be permitted;

(k)the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all holders of common stock of the Parent, the any Borrower or any Subsidiary pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics shall be permitted; provided that, any such purchase, redemption, acquisition, cancellation or other retirement of such rights is not for the purpose of evading the limitations of this covenant (all as determined in good faith by a Responsible Officer that is a senior financial officer of the Administrative Borrower);
(l)[reserved];
(m)any Cash Exchange Payment (as defined in the Waldencast LPA) made in accordance with Article XII of the Waldencast LPA; provided that, if any such Cash Exchange Payment is made at any time that any Event of Default pursuant to Section 7.01(a), (b) (solely related to a breach of Section 6.11 or Sections 5.01 or 5.02(a) (solely to the extent such reporting is needed to determine if a breach of Section 6.11 has occurred)), (f) or (g), (i) the Borrowers shall have received cash proceeds within 30 days of such payment from the issuance of Qualified Equity Interests of the Parent issued on or after the date of such Cash Exchange Payment in the amount thereof (to the extent not otherwise applied or applied to increase any basket capacity) or (ii) such Cash Exchange Payment shall have been permitted under another clause of this Section 6.06 (and such Cash Exchange Payment shall cause a deduction in such other clause of this Section 6.06);
(n)the Waldencast Partners LP may make Permitted Tax Distributions (which shall only be made if WPLP Loans (as defined in Section 6.02(p)) are not made pursuant to Section 6.02(p) for such period), provided that, to the extent Permitted Tax Distributions are made to Parent or its Subsidiary (either entity, to the extent such entity is a partner of Waldencast Partners LP for U.S. federal income tax purposes, the “Public Partner”), any amounts of such distributions in excess of the amounts required to discharge Public Partner’s tax liabilities (including any reasonably necessary related costs or expenses) shall not be permitted to be further distributed out in any form by the Public Partner to (i) the Parent (if the Public Partner is a Subsidiary of the Parent) or (ii) any beneficial owner other than another Loan Party (other than the Parent);
(o)the Parent, the Borrowers and the Subsidiaries may make distributions to any direct or indirect parent thereof the proceeds of which shall be used (i) to make Permitted Tax Distributions, provided that if distributions are contemplated to be made to Waldencast Partners LP by Subsidiaries thereof that are reasonably expected to result in material withholding Tax or material income at Waldencast Partners LP which would reasonably be expected to result in a material Permitted Tax Distribution, Parent shall consult in good faith with the Administrative Agent regarding exploring and implementing alternatives to transfer the cash to Waldencast Partners LP in a manner that materially reduces or does not result in such withholding or require a material Permitted Tax Distribution, or (ii) to pay such parent’s operating costs and expenses incurred in the ordinary course of business and other corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties), which are reasonable and customary and incurred in the ordinary course of business and attributable to the ownership or operations of the Parent, the Borrowers and the Subsidiaries, expenses in connection with the Transactions, and any reasonable and indemnification claims made by directors or officers of such parent attributable to the ownership or operations of the Parent, the Borrowers and the Subsidiaries; and
(p)to the extent constituting Restricted Payments, the Parent, the Borrowers and the Subsidiaries may enter into transactions expressly permitted by Section 6.04 and Section 6.05 (other than pursuant to the lead-in to Section 6.05, or pursuant to Section 6.05(f), (g) or (k)).
Notwithstanding anything to the contrary herein, the Parent and the Borrowers will not, and will not permit any Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole, to any Affiliate of the Borrowers who is not a Loan Party, other than (i) in connection with the Specified Japan Sale or any Liquidity Event and (ii) (in each case, to the extent otherwise permitted pursuant to this Section 6.06): (x) non-exclusive licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent, the Borrowers and the Subsidiaries, taken as a whole and (y) any such disposition from a Subsidiary that is not a Loan Party to a Subsidiary that is not a Loan Party.
Section 6.07.Change in Nature of Business. Engage in any material line of business substantially different from the Permitted Business.
Section 6.08.Transactions with Affiliates. Enter into any transaction of any kind with any Affiliate of any Borrower involving aggregate payments or consideration in excess of $400,000 for any individual transaction or series of related transactions, whether or not in the ordinary course of business, other than on fair and reasonable terms not materially less favorable to the Parent, such Borrower or such Subsidiary than would be obtainable by the Parent, such Borrower or such Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate, provided that, the foregoing restriction shall not apply to:
(a)transactions among the Parent, the Borrowers and the Subsidiaries or any entity that becomes a Subsidiary as a result of such transactions;
(b)the payment of reasonable fees, expenses and compensation (including equity compensation) to and insurance provided on behalf of current, former and future officers and directors of the Parent (or any direct or indirect parent thereof), any Borrowers or any Subsidiary and indemnification agreements entered into by the Parent (or any direct or indirect parent thereof), any Borrower or any Subsidiary;
(c)employment and severance arrangements between the Parent (or any direct or indirect parent thereof), the Borrowers and the Subsidiaries and their respective current, former and future officers and employees and transactions pursuant to stock option plans and other employee benefit plans and arrangements in the ordinary course of business;
(d)transactions pursuant to agreements in existence on the Closing Date and set forth on Schedule 6.08 or any amendment thereto to the extent such an amendment is not adverse to the Lenders in any material respect;
(e)Restricted Payments made pursuant to Section 6.06;
(f)[Reserved];
(g)[Reserved];
(h)the Transactions and the payment of fees and expenses (including the Transaction Expenses) as part of or in connection with the Transactions;
(i)the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, officers, employees and consultants of the Parent, the Borrowers and the Subsidiaries (or any direct or indirect parent of the Parent) in the ordinary course of business to the extent attributable to the ownership or operation of the Parent, the Borrowers and the Subsidiaries;
(j)transactions with customers, clients, joint venture partners, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement which are fair to the Parent, the Borrowers and the Subsidiaries, in the reasonable determination of the senior management of the Administrative Borrower; and
(k)payments to or from, and transactions with, joint ventures (to the extent any such joint venture is only an Affiliate as a result of Investments by the Parent, the Borrowers and the Subsidiaries in such joint venture) to the extent otherwise constituting an Investment permitted under Section 6.02 or Restricted Payment permitted under Section 6.06.

Section 6.09.Restrictive Agreements. Enter into any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability (i) of any Subsidiary to make Restricted Payments to any Borrower or any Guarantor or to otherwise transfer property to any Borrower or any Guarantor, (ii) of the Parent or any Subsidiary to Guarantee the Indebtedness of the Borrowers hereunder or (iii) of the Parent, any Borrower or any Subsidiary to create, incur, assume or suffer to exist Liens on property of such Person to secure the Obligations; provided that, clauses (i) and (iii) shall not prohibit any negative pledge or similar provision, or restriction on transfer of property, incurred or provided in favor of any holder of Indebtedness permitted under Section 6.03(e) solely to the extent any such negative pledge relates to the property financed by or the subject of such Indebtedness or any other property securing any other Indebtedness permitted under Section 6.03(e). Notwithstanding the foregoing, this Section 6.09 will not restrict or prohibit:
(A)to the extent constituting a limitation described in Section 6.09(i), restrictions imposed pursuant to an agreement that has been entered into in connection with a transaction permitted pursuant to Section 6.05 with respect to the property that is subject to that transaction;
(B)(x) restrictions imposed by any agreement relating to Indebtedness permitted pursuant to Section 6.03 (to the extent such restriction is customary in agreements governing Indebtedness of such type and is no more restrictive, taken as a whole, to the Parent, the Borrowers and the Subsidiaries than the covenants contained in this Agreement) and (y) customary restrictions and conditions contained in the document relating to any consensual Lien, so long as (i) such Lien is permitted by Section 6.01 and such restrictions or conditions relate only to the specific asset(s) subject to such Lien and (ii) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 6.09;
(C)provisions restricting subletting, transfer or assignment of Contractual Obligations (including the granting of any Lien);
(D)[reserved];
(E)to the extent constituting a limitation described in Section 6.09(i), provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into by the Parent, the Borrowers and the Subsidiaries in the ordinary course of business;
(F)to the extent constituting a limitation described in Section 6.09(i), restrictions on cash or other deposits or net worth imposed by customers on the Parent, the Borrowers and the Subsidiaries under contracts entered into in the ordinary course of business;
(G)to the extent constituting a limitation described in Section 6.09(i), encumbrances or restrictions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Parent, any Borrower or any Subsidiary in any manner material to the Parent, any Borrower or any Subsidiary;
(H)to the extent constituting a limitation described in Section 6.09(i), encumbrances or restrictions existing under, by reason of or with respect to customary provisions contained in leases or licenses of IP Rights and other agreements, in each case, entered into by the Parent, any Borrower or any Subsidiary in the ordinary course of business; or
(I)restrictions and conditions were binding on a Subsidiary or its assets at the time such Subsidiary first becomes a Subsidiary or such assets were first acquired by such Subsidiary, so long as such Contractual Obligations were not entered into in contemplation of such Person becoming a Subsidiary or assets being acquired;

(J)provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Equity Interests of a Person other than on a pro rata basis; and
(K)restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness or the Persons obligated thereon.
Section 6.10.Use of Proceeds. Request any Borrowing, use, or allow any Subsidiary to use, the proceeds of any Borrowing, directly or, to the knowledge of the Parent or any Borrower, indirectly (a) in furtherance of an offer, payment, promise to pay or authorization of the payment or giving of money, or anything else of value to any Person in violation of applicable Anti-Corruption Laws, (b) for the purpose of unlawful funding, financing or facilitating any activities, business or transaction of, or with, any Sanctioned Person or in any Sanctioned Country or in any other manner that would result in a violation of Sanctions by any Person that is a party to this Agreement, or (c) to purchase or carry margin stock (within the meaning of Regulation U) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.
Section 6.11.Maximum Net Leverage Ratio.
(a)Permit with respect to any Measurement Period ending on or after the Targeted Liquidity Date, the Net Leverage Ratio as of the last day of any Measurement Period to be greater than the amount set forth in the table below:

Measurement Period ending	Net Leverage Ratio
September 30, 2026	6.50:1.00
December 31, 2026	6.25:1.00
March 31, 2027	5.00:1.00
June 30, 2027	3.75:1.00
September 30, 2027	3.00:1.00
December 31, 2027	2.50:1.00
March 31, 2028	2.50:1.00
June 30, 2028	2.50:1.00
September 30, 2028	2.50:1.00

Section 6.12.Amendments to Organization Documents. Amend any of its Organization Documents in a manner materially adverse to the Lenders (in their capacities as such); provided that, any amendment of any such Organization Documents to confirm “blocker” treatment for UK tax purposes or otherwise substantially in a form reasonably acceptable to the Administrative Agent and delivered to the Administrative Agent prior to the date hereof shall not be deemed to be materially adverse to the Lenders.
Section 6.13.Fiscal Year. Make any change in its (a) accounting policies or financial reporting practices, except as required by GAAP, or (b) Fiscal Year; provided that, the Parent may, upon written notice to the Administrative Agent, change the Fiscal Year to any other fiscal year reasonably acceptable to the Administrative Agent, in which case, the Parent, the Borrowers and the Administrative Agent will, and are hereby authorized by the Lenders to, make any amendments and/or adjustments to this Agreement that are necessary to reflect such change in fiscal year.
Section 6.14.Prepayments of Indebtedness. Prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, or make any payment in violation of any subordination terms of, any Indebtedness that is (x) subordinated in right of payment to the Obligations expressly by its terms, (y) unsecured or (z) secured on a junior lien basis to any Liens securing the Obligations (collectively, the “Junior Indebtedness”), except, in each case, so long as no Event of Default has occurred and is continuing or would be caused thereby, for (a) the Refinancing thereof with the proceeds of any Permitted Refinancing Indebtedness permitted by Section 6.03, (b) the prepayment of Indebtedness of the Parent, any Borrower or any Subsidiary owed to the Parent, any Borrower or any Subsidiary to the extent not prohibited by the subordination provisions applicable thereto, (c) [reserved], (d) payments of regularly scheduled interest and fees due under any document, agreement or instrument evidencing any Junior Indebtedness or entered into in connection with any Junior Indebtedness, other non-principal payments thereunder, any mandatory prepayments of principal, interest and fees thereunder, scheduled payments thereon necessary to avoid the Junior Indebtedness from constituting “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code and principal on the scheduled maturity date of any Junior Indebtedness (or within ninety (90) days thereof), in each case to the extent not expressly prohibited by the subordination provisions applicable thereto, if any, and (e) the conversion or exchange of any Junior Indebtedness to Equity Interests (other than Disqualified Equity Interests) of the Parent or any of its direct or indirect parents.
Section 6.15.Sale and Leaseback Transactions. Enter into any Sale and Leaseback Transaction in which any Loan Party is the seller or the lessee unless the disposition of assets is permitted under Section 6.05 and the incurrence of indebtedness is permitted by Section 6.03.
Section 6.16.Amendments to Indebtedness. Amend, modify, or change in any manner any term or condition of any Junior Indebtedness, in each case, in a manner materially adverse to the Lenders.
Section 6.17.The Parent. With respect to the Parent, engage in any material business activities; provided that the following shall be permitted in any event: (i) its ownership of its Subsidiaries and activities incidental thereto, (ii) maintenance of its legal existence (including the ability to incur fees, costs and expenses relating to such maintenance), (iii) any offering or any other issuance or sale of its Equity Interests, (iv) the receipt and payment of dividends and making contributions to the capital of its Subsidiaries, (v) participating in tax, accounting and other administrative matters as a member of the consolidated group of the Parent, the Borrowers and the Subsidiaries, (vi) holding any cash or Cash Equivalents, (vii) providing indemnification to officers and directors, (viii) the performance of its obligations with respect to the Loan Documents and any other Indebtedness, (ix) liabilities and activities to comply with applicable Law, (x) the maintenance and administration of equity option and ownership plans, (xi) the Parent may consolidate or merge with or into any other Person or Dispose of all or substantially all of its assets to any other Person in accordance with Section 6.04 hereof, (xii) issuances of guarantees (A) of Indebtedness of the Borrowers and the other Loan Parties, to the extent such Indebtedness is otherwise permitted by this Agreement and (B) of Contractual Obligations of a Subsidiary of the Parent entered into in the ordinary course of business and not constituting Indebtedness, (xiii) entering into and maintaining any customary insurance or casualty policies on behalf of itself and/or the consolidated group of the Parent and the Borrowers, (xiv) maintain the D&O Financing and (xv) any activities incidental to the foregoing.

Article VII

Events of Default
Section 7.01.Events of Default. Each of the following shall constitute an Event of Default (each, an “Event of Default”):
(a)Non-Payment. The Borrowers or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan, or (ii) within three (3) Business Days after the same becomes due, any interest on any Loan or any fee due hereunder, or (iii) within three (3) Business Days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or
(b)Specific Covenants. (i) The Parent or either Borrower fails to perform or observe any term, covenant or agreement contained in any of Sections 5.03(a), 5.04, 5.10, 5.11, 5.13 or 5.20 or Article 6, (ii) the Parent or either Borrower fails to perform or observe any term, covenant or agreement contained in Sections 5.01, 5.02(a) or 5.19(b) and such failure continues for ten (10) days or (iii) the Parent or either Borrower fails to perform or observe any term, covenant or agreement contained in Section 5.18(d) in a manner that materially adversely affects the Required Lenders’ ability to consummate the Specified Japan Sale or a Section 5.18 Liquidity Event, as applicable; or
(c)Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues until the earlier of (i) thirty (30) days after the

Administrative Agent provides written notice to the Borrowers of such failure or (ii) thirty (30) days after any Loan Party has knowledge of such failure; or
(d)Representation and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Parent, any Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect in any material respect when made or deemed made; or
(e)Cross-Default. (i) The Parent, any Borrower or any Subsidiary (other than an Immaterial Subsidiary) (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness under the Loan Documents and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, in each case after any applicable grace, cure or notice period, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded (provided that, this clause (B) shall not apply to secured Indebtedness that becomes due as a result of the sale, transfer or other disposition (including as a result of a casualty or condemnation event) of the property or assets securing such Indebtedness (to the extent such sale, transfer or other disposition is not prohibited under this Agreement); or (ii) there occurs under any Swap Contract an Early Termination Date (as defined, or as such comparable term may be used and defined, in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Parent, any Borrower or any Subsidiary is the Defaulting Party (as defined, or as such comparable term may be used and defined, in such Swap Contract) or (B) any Termination Event (as defined, or as such comparable term may be used and defined, in such Swap Contract) under such Swap Contract as to which the Parent, any Borrower or any Subsidiary is an Affected Party (as defined, or as such comparable term may be used and defined, in such Swap Contract) and, in either event, the Swap Termination Value owed by the Parent, such Borrower or such Subsidiary as a result thereof is greater than the Threshold Amount; or
(f)Insolvency Proceedings, Etc. Any Loan Party or any Subsidiary (other than an Immaterial Subsidiary) institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) days, or an order for relief is entered in any such proceeding; or
(g)Inability to Pay Debts; Attachment; Strike-Off. (i) The Parent, any Borrower or any Subsidiary (other than an Immaterial Subsidiary) becomes unable or admits in writing its inability or fails generally to pay its debts as they become due (including, in respect of any such Subsidiary incorporated or registered under the laws of the Cayman Islands, if it is or becomes unable to pay its debts within the meaning of Section 93 of the Cayman Companies Act, (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of the Parent, any Borrower or any Subsidiary (other than an Immaterial Subsidiary) and is not released, vacated or fully bonded within sixty (60) days after its issue or levy or (iii) in respect of any Subsidiary incorporated or registered under the laws of the Cayman Islands, action is being or is taken by the Registrar of Companies and/or the Registrar of Limited Liability Companies of the Cayman Islands or

any other person to dissolve such Subsidiary or to strike such Subsidiary off the Cayman Islands register of companies and/or the register of limited liability companies; or
(h)Judgments. There is entered against the Parent, any Borrower or any Subsidiary (other than an Immaterial Subsidiary) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage) and (i) enforcement proceedings are commenced by any creditor upon such judgment or order, or (ii) there is a period of sixty (60) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or
(i)ERISA. (i) An ERISA Event occurs that alone or together with any other ERISA Events that have occurred would reasonably be expected to result in a Material Adverse Effect, or (ii) the Parent, any Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount that could reasonably be expected to have a Material Adverse Effect; or
(j)Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder including the release or termination thereof by the Required Lenders or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party contests in any manner the validity or enforceability of any material provision of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any material provision of any Loan Document; or
(k)Change of Control. There occurs any Change of Control; or
(l)Collateral Documents. (i) Any Collateral Document after delivery thereof pursuant to Article 4 or Section 5.11 shall for any reason (other than pursuant to the terms hereof) cease to create a valid and perfected first priority Lien (subject to Permitted Prior Liens and any exceptions on the Mortgage Policies issued in connection with the Mortgaged Properties reasonably acceptable to the Administrative Agent) on the Collateral purported to be covered thereby, subject to Liens permitted under Section 6.01 (except to the extent that any such perfection or priority results from (A) the Administrative Agent no longer having possession of certificates actually delivered to it representing securities or negotiable instruments pledged under the Collateral Documents or (B) the UCC filing having lapsed because a UCC continuation statement was not filed in a timely manner) or (ii) subject to the Agreed Security Principles and the Foreign Perfection Requirements, any Lien created or purported to be created by the Collateral Documents shall cease to have the lien priority established or purported to be established by any applicable intercreditor agreement (other than in accordance with its terms); or
(m)Loss of License. The loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired by any Loan Party or any of its Subsidiaries, if such loss, suspension, revocation or failure to renew could reasonably be expected to have a Material Adverse Effect.
Section 7.02.Remedies Upon an Event of Default. If an Event of Default occurs (other than an event described in Section 7.01(f)), and at any time thereafter during the continuance of such Event of Default, the Administrative Agent may with the consent of the Required Lenders, and shall at the request of the Required Lenders, by notice to the Borrower, take any or all of the following actions, at the same or different times:
(a)[reserved];
(b)declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations accrued hereunder and under any other Loan

Document, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers and the other Loan Parties;
(c)[reserved]; and
(d)exercise on behalf of itself, the Lenders all rights and remedies available to it, the Lenders under the Loan Documents and applicable law.
If an Event of Default described in Section 7.01(f) occurs, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other Obligations accrued hereunder and under any other Loan Document, shall automatically become due and payable, in each case, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers and the Parent.
In addition to any other rights and remedies granted to the Administrative Agent and the Lenders in the Loan Documents, the Administrative Agent on behalf of the Lenders may exercise all rights and remedies of a secured party under the UCC or any other applicable law. Without limiting the generality of the foregoing, the Administrative Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon any Loan Party or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived by the Parent and each Borrower, in each case, on behalf of itself and the Subsidiaries), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, or consent to the use by any Loan Party of any cash collateral arising in respect of the Collateral on such terms as the Administrative Agent deems reasonable, and/or may forthwith sell, lease, assign give an option or options to purchase or otherwise dispose of and deliver, or acquire by credit bid on behalf of the Secured Parties, the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Administrative Agent or any Lender or elsewhere, upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery, all without assumption of any credit risk. The Administrative Agent or any Lender shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in any Loan Party, which right or equity is hereby waived and released by the Parent and each Borrower, in each case, on behalf of itself and the Subsidiaries. Each of the Parent and the Borrower further agrees on behalf of itself and the Subsidiaries, at the Administrative Agent’s request, to assemble the Collateral and make it available to the Administrative Agent at places which the Administrative Agent shall reasonably select, whether at the premises of any Borrower, another Loan Party or elsewhere. The Administrative Agent shall apply the net proceeds of any action taken by it pursuant to this Article VII, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any other way relating to the Collateral or the rights of the Administrative Agent and the Lenders hereunder, including reasonable attorneys’ fees and disbursements, to the payment in whole or in part of the Obligations, in such order as the Administrative Agent may elect, and only after such application and after the payment by the Administrative Agent of any other amount required by any provision of law, including Section 9-615(a)(3) of the New York Uniform Commercial Code, need the Administrative Agent account for the surplus, if any, to any Loan Party. To the extent permitted by applicable law, each of the Parent and the Borrowers, in each case, on behalf of itself and the Subsidiaries waives all Liabilities it may acquire against the Administrative Agent or any Lender arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least ten (10) days before such sale or other disposition.

Section 7.03.Application of Payments. Notwithstanding anything herein to the contrary, following the occurrence and during the continuance of an Event of Default, and notice thereof to the Administrative Agent by the Administrative Borrower or the Required Lenders all payments received on account of the Obligations shall, subject to Section 2.21, be applied as follows:
(i)first, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts or reimbursements payable to the Administrative Agent (including fees and disbursements and other charges of counsel to the Administrative Agent payable under Section 9.03 payable to the Administrative Agent in its capacity as such);
(ii)second, to payment of that portion of the Obligations constituting fees, expenses, indemnities and other amounts (other than principal and interest) payable to the Lenders and the other Secured Parties (including fees and disbursements and other charges of counsel to the Lenders payable under Section 9.03 and amounts pursuant to Section 2.12(c)) arising under the Loan Documents, ratably among them in proportion to the respective amounts described in this clause (ii) payable to them;
(iii)third, to payment of that portion of the Obligations constituting interest on the Loans, ratably among the Lenders in proportion to the respective amounts described in this clause (iii) payable to them;
(iv)fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans ratably among the Lenders in proportion to the respective amounts described in this clause (iv) payable to them;
(v)fifth, to the payment in full of all other Obligations, in each case ratably among the Administrative Agent, the Lenders and the other Secured Parties based upon the respective aggregate amounts of all such Obligations owing to them in accordance with the respective amounts thereof then due and payable; and
(vi)finally, the balance, if any, after all Obligations have been indefeasibly paid in full, to the Borrowers or as otherwise required by law.
Article VIII

The Administrative Agent
Section 8.01.Authorization and Action.
(a)Each Lender hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Agreement and its successors and assigns to serve as the administrative agent and collateral agent under the Loan Documents and each Lender authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Agreement and the other Loan Documents as are delegated to the Administrative Agent under such agreements and to exercise such powers as are reasonably incidental thereto. Further, each of the Lenders, on behalf of itself and any of its Affiliates that are Secured Parties, hereby irrevocably empower and authorize LSSF II Offshore Investments, LP (in its capacity as Administrative Agent) to execute and deliver the Collateral Documents and the Guarantee Agreement and all related documents or instruments as shall be necessary or appropriate to effect the purposes of the Collateral Documents and the Guarantee Agreement. In addition, to the extent required under the laws of any jurisdiction other than within the United States, each Lender hereby grants to the Administrative Agent any required powers of attorney to execute and enforce any Collateral Document governed by the laws of such jurisdiction on such Lender’s behalf. Without limiting the foregoing, each Lender hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Loan Documents to which the Administrative Agent is a party, and to exercise all rights, powers and remedies that the Administrative Agent may have under such Loan Documents.
(b)As to any matters not expressly provided for herein and in the other Loan Documents (including enforcement or collection), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, pursuant to the terms in the Loan Documents), and, unless and until revoked in writing, such instructions shall be binding upon each Lender; provided that, the Administrative Agent shall not be required to take any action that (i) the Administrative Agent in good faith believes exposes it to liability unless the Administrative Agent receives an indemnification and is exculpated in a manner satisfactory to it from the Lenders with respect to such action or (ii) is contrary to this Agreement or any other Loan Document or applicable law, including any action that may be in violation of the automatic stay under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided further that, the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided. Except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Parent, any Borrower, any Subsidiary or any Affiliate of any of the foregoing that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. Nothing in this Agreement shall require the Administrative Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.
(c)In performing its functions and duties hereunder and under the other Loan Documents, the Administrative Agent is acting solely on behalf of the Lenders (except in limited circumstances expressly provided for herein relating to the maintenance of the Register), and its duties are entirely mechanical and administrative in nature. Without limiting the generality of the foregoing:
(i)the Administrative Agent does not assume and shall not be deemed to have assumed any obligation or duty or any other relationship as the agent, fiduciary or trustee of or for any Lender or any other Secured Party other than as expressly set forth herein and in the other Loan Documents, regardless of whether a Default or an Event of Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” (or any similar term) herein or in any other Loan Document with reference to the Administrative Agent is not intended to connote any fiduciary duty or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties); additionally, each Lender agrees that it will not assert any claim against the Administrative Agent based on an alleged breach of fiduciary duty by the Administrative Agent in connection with this Agreement and/or the transactions contemplated hereby;
(ii)where the Administrative Agent is required or deemed to act as a trustee in respect of any Collateral over which a security interest has been created pursuant to a Loan Document expressed to be governed by the laws of any jurisdiction other than the United States of America, or is required or deemed to hold any Collateral “on trust” pursuant to the foregoing, the obligations and liabilities of the Administrative Agent to the Secured Parties in its capacity as trustee shall be excluded to the fullest extent permitted by applicable law; and
(iii)nothing in this Agreement or any Loan Document shall require the Administrative Agent to account to any Lender for any sum or the profit element of any sum received by the Administrative Agent for its own account.
(d)The Administrative Agent may perform any of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities pursuant to this Agreement. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.
(e)[Reserved].
(f)In case of the pendency of any proceeding with respect to any Loan Party under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Loan Party) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:
(i)to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim under Sections 2.12, 2.13, 2.15, 2.17 and 9.03) allowed in such judicial proceeding; and
(ii)to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender and each other Secured Party to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders or the other Secured Parties, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 9.03). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.
(g)[Reserved.]
(h)The provisions of this Article VIII are solely for the benefit of the Administrative Agent and the Lenders, and, except solely to the extent of the Administrative Borrower’s (or Borrowers’) rights to consent pursuant to and subject to the conditions set forth in this Article VIII, none of the Parent, any Borrower or any Subsidiary, or any of their respective Affiliates, shall have any rights as a third party beneficiary under any such provisions (other than Section 8.06). Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Obligations provided under the Loan Documents, to have agreed to the provisions of this Article VIII.
Section 8.02.Administrative Agent’s Reliance, Limitation of Liability, Etc.
(a)Neither the Administrative Agent nor any of its Related Parties shall be (i) liable for any action taken or omitted to be taken by such party, the Administrative Agent or any of its Related Parties under or in connection with this Agreement or the other Loan Documents (x) with the consent of or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or (y) in the absence of its own gross negligence or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and non-appealable judgment) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document (including in connection with the Administrative Agent’s reliance on any Electronic Signature transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page) or for any failure of any Loan Party to perform its obligations hereunder or thereunder.
(b)The Administrative Agent shall be deemed not to have knowledge of any (i) notice of any of the events or circumstances set forth or described in Section 5.03 or 5.17 unless and until written notice thereof stating that it is a “notice under Section 5.03” or a “notice under Section 5.17”, respectively, in respect of this Agreement and identifying the specific clause under said Section is given to the Administrative Agent by the Administrative Borrower or (ii) notice of any Default or Event of Default unless and until written notice thereof (stating that it is a “notice of Default” or a “notice of an Event of Default”) is given to the Administrative Agent by the Administrative Borrower or a Lender. Further, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default or Event of Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items (which on their face purport to be such items) expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent or (vi) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral. Notwithstanding anything herein to the contrary, the Administrative Agent shall not be liable for, or be responsible for any Liabilities, costs or expenses suffered by the Parent, any Borrower, any Subsidiary, any Lender as a result of, any determination of the Credit Exposure, any of the component amounts thereof or any portion thereof attributable to each Lender or any Dollar amount thereof.
(c)Without limiting the foregoing, the Administrative Agent (i) may treat the payee of any promissory note as its holder until such promissory note has been assigned in accordance with Section 9.04, (ii) may rely on the Register to the extent set forth in Section 9.04(b), (iii) may consult with legal counsel (including counsel to the Borrowers), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (iv) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made by or on behalf of any Loan Party in connection with this Agreement or any other Loan Document, (v) in determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender sufficiently in advance of the making of such Loan and (vi) shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Loan Document by acting upon, any notice, consent, certificate or other instrument or writing (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated by the proper party or parties (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the maker thereof).
Section 8.03.Posting of Communications.
(a)Each of the Parent and the Borrowers agrees that the Administrative Agent may, but shall not be obligated to, make any Communications available to the Lenders by posting the Communications on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Electronic Platform”).
(b)Although the Approved Electronic Platform and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Closing Date, a user ID/password authorization system) and the Approved Electronic Platform is secured through a per-deal authorization method whereby each user may access the Approved Electronic Platform only on a deal-by-deal basis, each of the Lenders, the Parent and each Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Approved Electronic Platform, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, the Parent and the Borrowers hereby approves distribution of the Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.
(c)THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS ARE PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS RELATED PARTIES (COLLECTIVELY, “APPLICABLE PARTIES”) HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED ELECTRONIC PLATFORM.
(d)Each Lender agrees that notice to it (as provided in the next sentence) specifying that Communications have been posted to the Approved Electronic Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender agrees (i) to notify the Administrative Agent in writing (which could be in the form of electronic communication) from time to time of such Lender’s email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.
(e)Each of the Lenders, the Parent and the Borrowers agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Approved Electronic Platform in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.
(f)Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.
Section 8.04.The Administrative Agent Individually. With respect to its Commitments and Loans, the Person serving as the Administrative Agent shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender. The terms “Lenders”, “Required Lenders”, and any similar terms shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity as a Lender, or as one of the Required Lenders. The Person serving as the Administrative Agent and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust or other business with, the Parent, the Borrower, any Subsidiary or any Affiliate of any of the foregoing as if such Person was not acting as the Administrative Agent and without any duty to account therefor to the Lenders.
Section 8.05.Successor Administrative Agent.
(a)The Administrative Agent may resign at any time by giving thirty (30) days’ prior written notice thereof to the Lenders and the Borrower, whether or not a successor Administrative Agent has been appointed. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Administrative Borrower (unless an Event of Default has occurred and is continuing), to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Administrative Agent’s giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders and in consultation with the Borrowers (unless an Event of Default has occurred and is continuing), appoint a successor Administrative Agent. In either case, such appointment shall be subject to the prior written approval of the Administrative Borrower (which approval may not be unreasonably withheld and shall not be required while an Event of Default has occurred and is continuing). Upon the acceptance of any appointment as Administrative Agent by a successor Administrative Agent, such successor Administrative Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Administrative Agent. Upon the acceptance of appointment as Administrative Agent by a successor Administrative Agent, the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents. Prior to any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the retiring Administrative Agent shall take such action as may be reasonably necessary to assign to the successor Administrative Agent its rights as Administrative Agent under the Loan Documents.
(b)Notwithstanding paragraph (a) of this Section, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders and the Administrative Borrower, whereupon, on the date of effectiveness of such resignation stated in such notice, (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents; provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Collateral Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties, and continue to be entitled to the rights set forth in such Collateral Document and Loan Document, and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Collateral Document, including any action required to maintain the perfection of any such security interest) and (ii) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that, (A) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (B) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall directly be given or made to each Lender. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article VIII and Section 9.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (i) above. Notwithstanding anything herein to the contrary, any retiring Administrative Agent shall continue to be subject to Section 9.12.
Section 8.06.Acknowledgements of Lenders.
(a)Each Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility, (ii) it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender in each case in the ordinary course of business, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument (and each Lender agrees not to assert a claim in contravention of the foregoing), (iii) it has, independently and without reliance upon the Administrative Agent or any other Lender or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender, and to make, acquire or hold Loans hereunder and (iv) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning any Borrower and its Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.
(b)Each Lender, by delivering its signature page to this Agreement on the date hereof, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the date hereof.
(c)(i) Each Lender hereby agrees that (x) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender (whether or not known to such Lender), and demands the return of such Payment (or a portion thereof), such Lender shall promptly, but in no event later than one (1) Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this Section 8.06(c) shall be conclusive, absent manifest error.
(i)Each Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one (1) Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.
(ii)In the event any such erroneous payment contemplated by this Section 8.06 (an “Erroneous Payment”) (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with the preceding clauses, from any Lender that has received such Erroneous Payment (or portion thereof) (or from any recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s request to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not its Commitments) of the relevant class with respect to which such Erroneous Payment was made in an amount equal to the Erroneous Payment Return Deficiency (such assignment of the Loans (but not Commitments), the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Administrative Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Administrative Borrower or the Administrative Agent, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment and (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.
(iii)Each Lender hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under the preceding clauses.
(iv)Each Borrower and each other Loan Party hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) are not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations (or any other Obligations) owed by any Borrower or any other Loan Party, except, in each case of this clause (y), to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrowers or any other Loan Party for the purpose of making such Erroneous Payment.
(v)To the extent permitted by applicable law, no Lender shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine
(vi)Each party’s obligations under this Section 8.06(c) shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.
Section 8.07.Collateral Matters.
(a)Except with respect to the exercise of setoff rights in accordance with Section 9.08 or with respect to a Secured Party’s right to file a proof of claim in an insolvency proceeding, no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the Administrative Agent on behalf of the Secured Parties in accordance with the terms thereof. In its capacity, the Administrative Agent is a “representative” of the Secured Parties within the meaning of the term “secured party” as defined in the UCC. In the event that any Collateral is hereafter pledged by any Person as collateral security for the Obligations, the Administrative Agent is hereby authorized, and hereby granted a power of attorney, to execute and deliver on behalf of the Secured Parties any Loan Documents necessary or appropriate to grant and perfect a Lien on such Collateral in favor of the Administrative Agent on behalf of the Secured Parties. The Lenders hereby authorize the Administrative Agent, at its option and in its discretion, to release any Lien granted to or held by the Administrative Agent upon any Collateral (i) as described in

Section 9.02(d); (ii) as permitted by, but only in accordance with, the terms of the applicable Loan Document (as in effect on the date hereof or as amended or otherwise modified in accordance with Section 9.02); or (iii) if approved, authorized or ratified in writing by the Required Lenders, unless such release is required to be approved by all of the Lenders hereunder. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Administrative Agent’s authority to release particular types or items of Collateral pursuant hereto. Upon any sale or transfer to any Person that is not a Loan Party of assets constituting Collateral which is permitted pursuant to the terms of any Loan Document, or consented to in writing by the Required Lenders or all of the Lenders, as applicable, and upon at least five (5) Business Days’ prior written request by the Administrative Borrower to the Administrative Agent, the Administrative Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to the Administrative Agent for the benefit of the Secured Parties herein or pursuant hereto upon the Collateral that was sold or transferred; provided that, (i) the Administrative Agent shall not be required to execute any such document on terms which, in the Administrative Agent’s reasonable opinion, would expose the Administrative Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Obligations or any Liens upon (or obligations of the Loan Parties in respect of) all interests retained by any Loan Party, including the proceeds of the sale, all of which shall continue to constitute part of the Collateral. Any execution and delivery by the Administrative Agent of documents in connection with any such release shall be without recourse to or warranty by the Administrative Agent.
(b)[Reserved].
(c)The Secured Parties irrevocably authorize the Administrative Agent, at its option and in its discretion, to (i) subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Sections 6.01 (c), (d), (e), (f), (g), (h), (i), (j), (m), (n), (t), (p), (s) and (z) and (ii) execute any intercreditor agreements and/or subordination agreements with any holder of any Indebtedness or Liens permitted by this Agreement to the extent such intercreditor agreement and/or subordination agreement is required. The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders or any other Secured Party for any failure to monitor or maintain any portion of the Collateral.
Section 8.08.Credit Bidding. The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of (x) the Collateral and/or (y) Milk, Obagi or their respective assets, in each case, in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Loan Party is subject, or (b) at any other sale, foreclosure or acceptance of some or all of (x) the Collateral and/or (y) Milk, Obagi or their respective assets, in each case, in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid, (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles, (ii) each of the Secured Parties’ ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that, any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 9.02 of this Agreement), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership interests, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Secured Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause (ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.
Section 8.09.Certain ERISA Matters.
(a)Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates, and not to or for the benefit of the Parent, any Borrower or any other Loan Party, that at least one of the following is and will be true:
(i)such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans in connection with the Loans or the Commitments,
(ii)the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans the Commitments and this Agreement,
(iii)(A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or
(iv)such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent or any of its Affiliates, and not to or for the benefit of the Parent, any Borrower or any other Loan Party, that none of the Administrative Agent or any of its Affiliates is a fiduciary with respect to the Collateral or the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).
(c)The Administrative Agent hereby informs the Lenders that each such Person is not undertaking to provide investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Commitments, this Agreement and any other Loan Documents, (ii) may recognize a gain if it extended the Loans or the Commitments for an amount less than the amount being paid for an interest in the Loans or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent fees or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.
Section 8.10.Certain Foreign Pledge Matters.
(a) Cayman Islands:

(i)    In respect of any Loan Party incorporated under the laws of the Cayman Islands as an exempted company or registered as a limited liability company, forthwith following execution of the relevant Collateral Documents, each such Loan Party shall:

(x)    until the full and final unconditional discharge and release of the security granted or otherwise constituted pursuant to the relevant Collateral Documents (the “Discharge Date”), keep and maintain a register of mortgages and charges (the “Register of Mortgages and Charges”), at the relevant Loan Party’s registered office in the Cayman Islands, in accordance with Section 54 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) and Section 62 of the Limited Liability Companies Act (As Revised) of the Cayman Islands (the “Cayman LLC Act”) (as applicable);

(y)    until the Discharge Date, enter into the Register of Mortgages and Charges (and maintain therein) appropriate particulars of the Collateral Documents (which particulars shall include all particulars required to be kept in such Register of Mortgages and Charges pursuant to the provisions of Section 54 of the Cayman Companies Act and Section 62 of the Cayman LLC Act (as applicable)), such particulars to be in a form and substance being satisfactory to the Administrative Agent; and

(z)    provide a copy of the Register of Mortgages and Charges (containing all such particulars as referred to foregoing) to the Administrative Agent (such copy of the Register of Mortgages and Charges being certified, by a director or manager (as applicable) of each relevant Loan Party, as a “true, accurate and complete copy of the original”).

(ii)     In respect of any Loan Party incorporated or registered under the laws of the Cayman Islands which is (1) an exempted company and whose shares are secured by way of any of the Collateral Agreements; or (2) a limited liability company and whose interests are secured by way of any of the Collateral Agreements, forthwith following execution of the relevant Collateral Agreements, each such Loan Party shall:

(x)    until the Discharge Date, enter and maintain a notation in such Loan Party’s register of members or register of security interests (as applicable) recording appropriate particulars of the security granted or otherwise constituted by the relevant Collateral Agreements; and

(y)    provide a copy of the register of members or register of security interests (as applicable) (containing all such particulars as referred to foregoing) to the Administrative Agent (such copy of the register of members or register of security interests being certified, by a director or manager (as applicable) of each relevant Loan Party, as a “true, accurate and complete copy of the original”).
Article IX

Miscellaneous
Section 9.01.Notices.
(a)Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by e-mail, as follows:
(i)if to any Borrower or the Administrative Borrower, to it at c/o Waldencast, 10 Bank Street, Suite 560, White Plains, New York 10606, Attention of Michel Brousset (E-mail michel@waldencast.com) and Manuel Manfredi (E-mail manuel@waldencast.com) with a copy to legal@waldencast.com;
(ii)if to the Parent, to it at c/o Waldencast, 10 Bank Street, Suite 560, White Plains, New York 10606, Attention of Michel Brousset (E-mail michel@waldencast.com) and Manuel Manfredi (E-mail manuel@waldencast.com) with a copy to legal@waldencast.com;
(iii)if to the Administrative Agent, to LSSF II Offshore Investments, LP, 199 Bay Street, Commerce Court West, 5300, Toronto, Ontario, M5L 1B9, Canada (with a copy (which shall not constitute notice), Attention of Guilherme Loures (gloures@luminacm.com) and Renata Sardenberg (rsardenberg@luminacm.com) with copy to White & Case LLP, 1221 Avenue of Americas, New York, NY, 10020, Attention of Rafael Roberti (Email: rafael.roberti@whitecase.com); and
(iv)if to any other Lender, to it at its address (or email) set forth in its Administrative Questionnaire or as otherwise provided to the Parent and the Administrative Agent.
Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through Approved Electronic Platforms, to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b)Notices and other communications to any Loan Party or the Lenders hereunder may be delivered or furnished by using Approved Electronic Platforms pursuant to procedures approved by the Administrative Agent; provided that, the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrowers (or Administrative Borrower) may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that, approval of such procedures may be limited to particular notices or communications.
(c)Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.
(d)Any party hereto may change its address or email for notices and other communications hereunder by notice to the other parties hereto.
Section 9.02.Waivers; Amendments. No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Parent or any Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.
(a)Except as provided in Section 2.14(b), Section 2.14(c), Section 2.17(g) and Section 9.02(d) below, neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by, in the case of this Agreement, the Parent, the Borrowers and the Required Lenders (or the Administrative Agent with the consent of the Required Lenders) and, in the case of any other Loan Document, the applicable Loan Parties party to such Loan Document and the Required Lenders (or the Administrative Agent with the consent of the Required Lenders); provided that, no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender (but not the consent of the Required Lenders) (it being understood that no amendment, modification, termination, waiver or consent with respect to any condition precedent, covenant or Default shall constitute an increase in the Commitment of any Lender), (ii) reduce or forgive the principal amount of any Loan or reduce the rate of interest thereon, or reduce or forgive any interest, fees or other amounts payable hereunder, without the written consent of each Lender directly and adversely affected thereby (but not the consent of the Required Lenders) (except that (A) any amendment or modification of the financial covenants in this Agreement (or defined terms used in the financial covenants in this Agreement) or (B) the waiver or reduction of the Borrowers obligation to pay interest or fees at the applicable default rate set forth in Section 2.13(f) shall not constitute a reduction in the rate of interest or fees for purposes of this clause (ii)), (iii) postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby (but not the consent of the Required Lenders) (other than any reduction of the amount of, or any extension of the payment date for, the mandatory prepayments required under Section 2.11 or the waiver or reduction of the Borrowers obligation to pay interest or fees at the applicable default rate set forth in Section 2.13(b), in each case which shall only require the approval of the Required Lenders), (iv) change Section 2.09(c) or 2.18(b) or (d) in a manner that would alter the ratable reduction of Commitments or the pro rata sharing of payments required thereby, without the written consent of each Lender, (v) change the payment waterfall provisions of Section 2.21(b) or 7.03 without the written consent of each Lender, (vi) waive any condition set forth in Section 4.02 in respect of the making of a Loan without the written consent of the Required Lenders, (vii) [reserved], (viii) change any of the provisions of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, (ix) (1) release any Borrower from its obligations under Article X or under the Collateral Documents or (2) release all or substantially all of the Guarantors from their obligations under the Collateral Documents and the Guarantee Agreement, in each case, without the written consent of each Lender, (x) except as provided in clause (d) of this Section or in any Collateral Document (as in effect on the Closing Date or as modified with the consent of all Lenders), release all or substantially all of the Collateral, without the written consent of each Lender, or (xi) except as provided in clause (d) of this Section or in any Collateral Document (as in effect on the Closing Date or as modified with the consent of all Lenders), subordinate the (x) Lien securing the Obligations under the Loan Documents or (y) the Obligations under the Loan Documents in right of payment, in each case, to the obligations under any Indebtedness, without the written consent of each Lender; provided further that, no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent (it being understood that any change to Section 2.21 shall require the consent of the Administrative Agent). Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in clause (i), (ii) or (iii) of the first proviso of this paragraph and then only in the event such Defaulting Lender shall be directly and adversely affected by such amendment, waiver or other modification
(b)Notwithstanding the foregoing, this Agreement and any other Loan Document may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrowers (x) to add one or more credit facilities to this Agreement and to permit extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the accrued interest and fees in respect thereof and (y) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and Lenders.
(c)The Liens granted to the Administrative Agent by the Loan Parties on any Collateral shall automatically terminate and be released and the Administrative Agent is hereby authorize to release such Liens (i) upon the Termination Date, (ii) on Collateral constituting property being sold or disposed of to any Person (other than to a Loan Party) in compliance with the terms of this Agreement, (iii) on Collateral constituting property leased to any Borrower or any Subsidiary under a lease which has expired or been terminated in a transaction permitted under this Agreement, (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article VII or (v) on assets that constitute Excluded Assets. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral.
(d)Each of the Lenders, on behalf of itself and any of its Affiliates that are Secured Parties, irrevocably authorizes the Administrative Agent (i) to subordinate any Lien on any assets granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Sections 6.01 (c), (d), (e), (f), (g), (h), (i), (j), (m), (n), (t), (p), (s) and (z) and (ii) execute any intercreditor agreements and/or subordination agreements with any holder of any Indebtedness or Liens permitted by this Agreement to the extent such intercreditor agreement and/or subordination agreement is required. In each case as specified in this Section 9.02(d), the Administrative Agent will (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to evidence the release of such Guarantor from its obligations under the Guarantee Agreement, in each case in accordance with the terms of the Loan Documents and this Section 9.02; provided that, if requested by the Administrative Agent, the Administrative Borrower has delivered a certificate, executed by a Responsible Officer of the Administrative Borrower on or prior to the date any such action is requested to be taken by the Administrative Agent, certifying that the applicable transaction is permitted under the Loan Documents and such release or subordination is permitted pursuant to this Section 9.02(d) (and the Lenders hereby authorize the Administrative Agent to rely upon such certificate in performing its obligations under this Section 9.02(d)).
(e)If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders (other than any Affiliate or Approved Fund of the Administrative Agent) is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the Administrative Borrower may elect to replace a Non-Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the Administrative Borrower and the Administrative Agent shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date and to comply with the requirements of clause (b) of Section 9.04, (ii) the Borrowers shall pay to such Non-Consenting Lender in same day funds on the day of such replacement all interest, fees, Applicable Premium (if any), and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrowers hereunder to and including the date of termination, including payments due to such Non-Consenting Lender under Sections 2.15 and 2.17 and (iii) such Non-Consenting Lender shall have received the outstanding principal amount of its Loans. Each party hereto agrees that (i) an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Administrative Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (ii) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that, any such documents shall be without recourse to or warranty by the parties thereto.
(f)Notwithstanding anything herein to the contrary, if the Administrative Agent and the Borrowers acting together identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document, then the Administrative Agent and the Borrowers shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement.
(g)Notwithstanding anything to the contrary, the Administrative Agent and the Borrowers shall be permitted to amend, modify or supplement this Agreement to give effect to a change in the Parent’s fiscal year pursuant to Section 6.13 without any further action or consent of any other party to this Agreement.
(h)Notwithstanding anything herein to the contrary, guarantees, collateral security documents and related documents entered into in connection with this Agreement and the other Loan Documents may be in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended, supplemented and waived with the consent of the Administrative Agent at the request of the Borrowers without the need to obtain the consent of any other Lender if such amendment, supplement or waiver is delivered in order (i) to comply with local Law or advice of local counsel, (ii) to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Loan Documents, or (iii) to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties.
Section 9.03.Expenses; Limitation of Liability; Indemnity Etc.
(a)Expenses. Each Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (which shall be limited, in the case of legal fees and expenses, to the reasonable and documented fees, disbursements and other charges of a single firm as primary counsel, along with such special regulatory counsel as may reasonably be required by the Administrative Agent, and a single firm of local counsel in each applicable jurisdiction), in connection with the syndication and distribution (including via the Internet or through a service such as Intralinks and any virtual data room fees) of the credit facilities provided for herein, the preparation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) the fees and expenses of any UK tax consultant or advisor engaged in order for the Administrative Agent to negotiate a restructuring pursuant to Section 2.17(h), in an aggregate amount not to exceed $20,000), and (iii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent or any Lender (which shall be limited, in the case of legal fees and expenses, to the reasonable and documented fees, disbursements and other charges of a single firm as primary counsel, along with such special regulatory counsel as may reasonably be required by the Administrative Agent, and a single firm of local counsel in each applicable jurisdiction, for all such parties taken as a whole, and, in the event of an actual or reasonably perceived conflict of interest (as reasonably determined by the Administrative Agent), one additional firm of primary counsel, one special regulatory counsel and one additional local counsel in each applicable jurisdiction, in each case, for each group of similarly affected persons) in connection with the enforcement or protection of its rights in connection with this Agreement and any other Loan Document, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses (subject to the foregoing limitations with respect to legal fees and expenses) incurred during any workout, restructuring or negotiations in respect of such Loans.
(b)Limitation of Liability. To the extent permitted by applicable law (i) no Borrower nor any other Loan Party shall assert, and each Borrower and each other Loan Party hereby waives, any claim against the Administrative Agent, any Lender, and any Related Party of any of the foregoing Persons (each such Person being called a “Lender-Related Person”) for any Liabilities arising from the use by others of information or other materials (including any personal data) obtained through telecommunications, electronic or other information transmission systems (including the Internet), and (ii) no party hereto shall assert, and each such party hereby waives, any Liabilities against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or the use of the proceeds thereof; provided that, nothing in this Section 9.03(b) shall relieve the Parent, any Borrower or any other Loan Party of any obligation it may have to indemnify an Indemnitee, as provided in Section 9.03(c), against any special, indirect, consequential or punitive damages asserted against such Indemnitee by a third party.
(c)Indemnity. Each Borrower shall indemnify the Administrative Agent, each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all Liabilities and related expenses (which shall be limited, in the case of legal fees and expenses, to the reasonable and documented fees, disbursements and other charges of a single firm of primary counsel, along with such special regulatory counsel as may reasonably be required by the Administrative Agent, and a single firm of local counsel in each applicable jurisdiction for all Indemnitees taken as whole, and, in the event of an actual or reasonably perceived conflict of interest (as reasonably determined by the applicable Indemnitees), one additional firm of primary counsel, one special regulatory counsel and one additional local counsel in each applicable jurisdiction, in each case to each group of similarly affected Indemnitees) incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, (ii) the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (iii) any action taken in connection with this Agreement, including the payment of principal, interest and fees, (iv) any Loan or the use of the proceeds therefrom, (v) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Parent, any Borrower or any of the Subsidiaries, or any Environmental Liability related in any way to the Parent, any Borrower or any of the Subsidiaries, or (vi) any actual or prospective Proceeding in any jurisdiction relating to any of the foregoing (including in relation to enforcing the terms of the limitation of liability and indemnification referred to above), whether or not such Proceeding is brought by the Parent, any Borrower or any other Loan Party or its or their respective equity holders, Affiliates, creditors or any other third Person and whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that, such indemnity shall not, as to any Indemnitee, be available to the extent that such Liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnitee or any of its Controlled Related Parties, (ii) a breach by such Indemnitee or any of its Controlled Related Parties of its obligations under this Agreement or the other Loan Documents (including a breach of funding obligations) or (iii) any dispute solely among Indemnitees (not arising from any act or omission of the Parent, any Borrower or any of its Affiliates) other than claims against an Indemnitee acting in its capacity as, or in fulfilling its role as, the Administrative Agent or any other similar capacity under this Agreement or the other Loan Documents. As used above, a “Controlled Related Party” of an Indemnitee means (1) any Controlling Person or Controlled Affiliate of such Indemnitee, (2) the respective directors, officers, or employees of such Indemnitee or any of its Controlling Persons or Controlled Affiliates and (3) the respective agents or representatives of such Indemnitee or any of its Controlling Persons or Controlled Affiliates, in the case of this clause (3), acting at the instructions of such Indemnitee, Controlling Person or Controlled Affiliate; provided that, each reference to a Controlling Person, Controlled Affiliate, director, officer or employee in this sentence pertains to a Controlling Person, Controlled Affiliate, director, officer or employee involved in the arrangement, negotiation or syndication of the credit facilities evidenced by this Agreement. This Section 9.03(c) shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.
(d)Lender Reimbursement. To the extent that the Borrowers fail (or any Borrower fails) to pay any amount required to be paid by it under clause (a) or (c) of this Section 9.03, each Lender severally agrees to pay to the Administrative Agent and each Related Party of any of the foregoing Persons (each, an “Agent-Related Person”), as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable payment is sought) of such unpaid amount (it being understood that any Borrower’s failure to pay any such amount shall not relieve the Borrowers of any default in the payment thereof); provided that, the unreimbursed expense or Liability or related expense, as the case may be, was incurred by or asserted against such Agent-Related Person in its capacity as such.
(e)Payments. All amounts due under this Section 9.03 shall be payable not later than fifteen (15) days after written demand therefor; provided that, with respect to such amount due under clause (c) of this Section 9.03, such Indemnitee shall promptly refund such amount to the extent there is a final non-appealable judgment of a court of competent jurisdiction that such Indemnitee was not entitled to indemnification rights with respect to such payment.
Section 9.04.Successors and Assigns.
(a)The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrowers may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, Indemnitees, Lender-Related Persons and the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)(i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Persons (other than an Ineligible Institution) all or a portion of its rights and obligations under this Agreement with the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of:
(A)the Administrative Borrower (provided that, the Administrative Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof); provided further that, no consent of the Administrative Borrower shall be required (i) for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund, (ii) other than with respect to any proposed assignment to any Person that is a Disqualified Institution, if an Event of Default has occurred and is continuing, any other assignee or (iii) with respect to any proposed assignment to any Person that is a Disqualified Institution, if an Event of Default pursuant to Section 7.01(a), (f) or (g) has occurred and is continuing; and
(B)the Administrative Agent; provided that, no consent of the Administrative Agent shall be required for an assignment to a Lender, an Affiliate of a Lender or an Approved Fund.
(i)Assignments shall be subject to the following additional conditions:
(A)except in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $1,000,000 unless each of the Administrative Borrower and the Administrative Agent otherwise consent; provided that, no such consent of the Administrative Borrower shall be required if an Event of Default has occurred and is continuing;
(B)each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, provided that, this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;
(C)the parties to each assignment shall execute and deliver to the Administrative Agent (x) an Assignment and Assumption or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, together with a processing and recordation fee of $3,500, such fee to be paid by either the assigning Lender or the assignee Lender or shared between such Lenders; and
(D)the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about any Borrower and its Affiliates and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including federal and state securities laws.
(iii) The assignee, to the extent such assignee is not an existing Lender, shall deliver to the Administrative Borrower a copy of the executed Assignment and Assumption or agreement incorporating an Assignment and Assumption by reference (as applicable) as soon as reasonably practicable following the execution of such relevant Assignment and Assumption or agreement.
For the purposes of this Section 9.04(b), the terms “Approved Fund” and “Ineligible Institution” have the following meanings:
“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.
“Ineligible Institution” means (a) a natural person, (b) a Defaulting Lender or its Lender Parent, (c) a company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or relative(s) thereof, (d) the Parent, any Borrower or any of their respective Subsidiaries or Affiliates or (e) a Disqualified Institution (unless an Event of Default pursuant to Section 7.01(a), (f) or (g) has occurred and is continuing at the time of such assignment or participation).
(i)    Subject to acceptance and recording thereof pursuant to clause (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.17 and 9.03 with respect to facts and circumstances occurring prior to the effective date of such Assignment and Assumption). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section.
(ii)    The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive (absent manifest error), and the Borrowers, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.
(iii)    Upon its receipt of (x) a duly completed Assignment and Assumption executed by an assigning Lender and an assignee or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section and any written consent to such assignment required by clause (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that, if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.07(b), 2.18(e) or 9.03(d), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.
(c)Any Lender may, without the consent of, or notice to, any Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”), other than an Ineligible Institution, in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitments and/or the Loans owing to it); provided that, (A) such Lender’s obligations under this Agreement shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (C) the Borrowers, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. Each Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.17(f) (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that, such Participant (A) agrees to be subject to the provisions of Sections 2.18 and 2.19 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Section 2.15 or 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrowers’ request and expense, to use reasonable efforts to cooperate with the Borrowers to effectuate the provisions of Section 2.19(b) with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender; provided that, such Participant agrees to be subject to Section 2.18(d) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans or its other obligations under any Loan Document) to any Person except that the Participant Register shall be available for inspection by the Administrative Borrower upon reasonable request to the extent that such disclosure is necessary to establish that such Commitment, Loan, or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations or Section 1.163-5(b) of the Proposed United States Treasury Regulations (or, in each case, any amended or successor version). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. Notwithstanding anything herein to the contrary, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.
(d)Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that, no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e)Disqualified Institutions.
(i)So long as no Event of Default pursuant to Section 7.01(a), (f) or (g) has occurred and is continuing, no assignment or participation shall be made to any Person that was a Disqualified Institution as of the date (the “Trade Date”) on which the assigning Lender entered into a binding agreement to sell and assign or grant a participation in all or a portion of its rights and obligations under this Agreement to such Person (unless the Administrative Borrower has consented to such assignment or participation in writing in its sole and absolute discretion, in which case such Person will not be considered a Disqualified Institution for the purpose of such assignment or participation (it being understood and agreed, for the avoidance of doubt, that no such consent by the Administrative Borrower for any assignment to, or participation of, any Person that was a Disqualified Institution as of the Trade Date shall be required if an Event of Default pursuant to Section 7.01(a), (f) or (g) has occurred and is continuing as of the Trade Date)). Notwithstanding anything herein to the contrary, no assignee or Participant shall retroactively be disqualified from becoming a Lender or Participant due to being considered a Disqualified Institution. Any assignment or participation in violation of this clause (e)(i) shall not be void, but the other provisions of this clause (e) shall apply.
(ii)If any assignment or participation is made to any Disqualified Institution in violation of clause (i) above, the Administrative Borrower may, at its sole expense and effort, upon notice to the applicable Disqualified Institution and the Administrative Agent, require such Disqualified Institution to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 9.04), all of its interest, rights and obligations under this Agreement to one or more Persons (other than an Ineligible Institution) at the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such interests, rights and obligations in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder.
(iii)Notwithstanding anything to the contrary contained in this Agreement, Disqualified Institutions to whom an assignment or participation is made in violation of clause (i) above (A) will not have the right to (x) receive information, reports or other materials provided to Lenders by the Borrowers, the Administrative Agent or any other Lender, (y) attend or participate in meetings attended by the Lenders and the Administrative Agent, or (z) access any electronic site established for the Lenders or confidential communications from counsel to or financial advisors of the Administrative Agent or the Lenders and (B) (x) for purposes of any consent to any amendment, waiver or modification of, or any action under, and for the purpose of any direction to the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) under this Agreement or any other Loan Document, such Disqualified Institution will be deemed to have consented in the same proportion as the Lenders that are not Disqualified Institutions to whom an assignment or participation is made in violation of clause (i) consented to such matter and (y) for purposes of voting on any plan of reorganization, such Disqualified Institution party hereto hereby agrees (1) not to vote on such plan of reorganization (and such Disqualified Institution shall be deemed to have voted in the same proportion as the Lenders that are not Disqualified Institutions to whom an assignment or participation is made in violation of clause (i)), (2) if such Disqualified Institution does vote on such plan of reorganization notwithstanding the restriction in the foregoing clause (1), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other applicable laws), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such plan of reorganization in accordance with Section 1126(c) of the Bankruptcy Code (or any similar provision in any other applicable laws) and (3) not to contest any request by any party for a determination by the bankruptcy court (or other applicable court of competent jurisdiction) effectuating the foregoing clause (2).
(iv)The Administrative Agent shall have the right, and the Borrowers hereby expressly authorizes the Administrative Agent, to (A) post the list of Disqualified Institutions provided by the Administrative Borrower and any updates thereto from time to time (collectively, the “DQ List”) on an Approved Electronic Platform, including that portion of such Platform that is designated for “public side” Lenders and/or (B) provide the DQ List to each Lender or potential Lender requesting the same.
(v)The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any other Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, by any other Person to any Disqualified Institution.
Section 9.05.Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.15, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof.
Section 9.06.Counterparts; Integration; Effectiveness; Electronic Execution. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent (including for the benefit of the Lenders) constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of (x) this Agreement, (y) any other Loan Document and/or (z) any document, amendment, approval, consent, information, notice (including any notice delivered pursuant to Section 9.01), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that, nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided further that, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of any Borrower or any other Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (ii) upon the request of the Administrative Agent, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, each Borrower and each other Loan Party hereby (i) agrees that, for all purposes, including in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrowers and the other Loan Parties, Electronic Signatures transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (ii) agrees that the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (iii) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (iv) waives any claim against any Lender-Related Person for any Liabilities arising solely from the Administrative Agent’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of any Borrower and/or any other Loan Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.
Section 9.07.Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.
Section 9.08.Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to setoff and apply any and all deposits (general or special, time or demand, provisional or final) at any time held, and other obligations at any time owing, by such Lender or any such Affiliate, to or for the credit or the account of the Borrowers against any and all of the obligations of the Borrowers now or hereafter existing under this Agreement or any other Loan Document to such Lender or its Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrowers may be contingent or unmatured or are owed to a branch office or Affiliate of such Lender different from the branch office or Affiliate holding such deposit or obligated on such indebtedness; provided that, in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so setoff shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify the Administrative Borrower and the Administrative Agent promptly after any such setoff and application; provided that, the failure to give such notice shall not affect the validity of such setoff and application.
Section 9.09.Governing Law; Jurisdiction; Consent to Service of Process.
(a)THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ANY SUCH OTHER LOAN DOCUMENT) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.
(b)Each of the Lenders and the Administrative Agent hereby irrevocably and unconditionally agrees that, notwithstanding the governing law provisions of any applicable Loan Document, any claims brought against the Administrative Agent by any Secured Party relating to this Agreement, any other Loan Document, the Collateral or the consummation or administration of the transactions contemplated hereby or thereby shall be construed in accordance with and governed by the law of the State of New York.
(c)Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may (and any such claims, cross-claims or third party claims brought against the Administrative Agent or any of its Related Parties may only) be heard and determined in such Federal (to the extent permitted by law) or New York State court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.
(d)Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (c) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
(e)Each of the parties hereto hereby irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.
Section 9.10.WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
Section 9.11.Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.
Section 9.12.Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors and financing sources (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any Governmental Authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; provided that, the Administrative Agent or such Lender, as applicable, shall, to the extent practicable and permitted by applicable Law and except with respect to any audit or examination conducted by bank accountants or any Governmental Authority exercising examination or regulatory authority, promptly inform the Administrative Borrower of such disclosure, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under this Agreement or any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (1) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement (it being understood that the DQ List may be disclosed to any assignee or Participant, or prospective assignee or Participants, in reliance on this clause (f)) or (2) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to any Borrower and its obligations, (g) on a confidential basis to (1) any rating agency in connection with rating the Parent, the Borrowers or the Subsidiaries or the credit facilities provided for herein or (2) on a confidential basis, the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of identification numbers with respect to the credit facilities provided for herein, (h) with the written consent of the Administrative Borrower or (i) to the extent such Information (1) becomes publicly available other than as a result of a breach of this Section or (2) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Borrowers. For the purposes of this Section, “Information” means all information received from the Loan Parties relating to the Borrowers or its business, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof (other than as a result of a breach of this Section 9.12) and other than information pertaining to this Agreement routinely provided by arrangers to data service providers, including league table providers, that serve the lending industry; provided that, in the case of information received from the Borrowers after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.
EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN THE IMMEDIATELY PRECEDING PARAGRAPH FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING ANY BORROWER AND ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.
ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWERS OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE BORROWERS, THE OTHER LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWERS AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED EITHER IN ITS ADMINISTRATIVE QUESTIONNAIRE OR DIRECTLY TO THE BORROWERS AND THE ADMINISTRATIVE AGENT A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW.
Section 9.13.USA PATRIOT Act. Each Lender that is subject to the requirements of the Patriot Act and the requirements of the Beneficial Ownership Regulation hereby notifies the Administrative Borrower and each other Loan Party that, pursuant to the requirements of the Patriot Act and the Beneficial Ownership Regulation, it is required to obtain, verify and record information that identifies such Borrower or such Loan Party, which information includes the name, address and tax identification number of such Borrower and such Loan Party and other information that will allow such Lender to identify such Borrower and such Loan Party in accordance with the Patriot Act and the

Beneficial Ownership Regulation and other applicable “know your customer” and anti-money laundering rules and regulations.
Section 9.14.Releases of Guarantors.
(a)A Guarantor (but not any Borrower) shall automatically be released from its obligations under the Guarantee Agreement and the Collateral Documents upon the consummation of any transaction permitted by this Agreement as a result of which such Guarantor ceases to be a Subsidiary; provided that, if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise. In connection with any release permitted pursuant to this Section 9.14, the Administrative Agent will (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such release of such Guarantor from its obligations under the Guarantee Agreement, in each case in accordance with the terms of the Loan Documents and this Section 9.14; provided that, if requested by the Administrative Agent, the Administrative Borrower has delivered a certificate, executed by a Responsible Officer of the Administrative Borrower on or prior to the date any such action is requested to be taken by the Administrative Agent, certifying that the applicable transaction is permitted under the Loan Documents (and the Lenders hereby authorize the Administrative Agent to rely upon such certificate in performing its obligations under this Section 9.14).
(b)Further, the Administrative Agent may (and is hereby irrevocably authorized by each Lender to), upon the request of the Administrative Borrower, release any Guarantor (other than any Borrower and the Parent) from its obligations under the Guarantee Agreement and the Collateral Documents if the Borrowers are in compliance with Section 5.11(c) after giving effect to such release and (i) such Guarantor (x) is no longer a Material Subsidiary or (y) becomes an Excluded Subsidiary or is otherwise not required pursuant to the terms of this Agreement to be a Guarantor (provided that, if any Guarantor becomes an Excluded Subsidiary by virtue of clause (c) of the definition thereof, such Guarantor shall not be released from its obligations under the Guarantee Agreement and the Collateral Documents solely by virtue of becoming an Excluded Subsidiary of the type described in clause (c) of the definition thereof as a result of a disposition of less than all of its outstanding Equity Interests, unless (x) the Parent shall at such time be deemed to have made an Investment in a non-Loan Party Subsidiary (as if such Subsidiary were then newly acquired) in an amount equal to the fair market value of such Subsidiary still directly or indirectly owned by the Parent or the Borrower after giving effect to the Disposition that caused such Subsidiary to become an Excluded Subsidiary and (y) such Disposition is a good faith Disposition to a bona fide unaffiliated third party (as determined by the Borrower in good faith) for fair market value and for a bona fide business purpose (as determined by the Borrower in good faith) (it being understood that this proviso shall not limit the release of any Guarantor that otherwise qualifies as an Excluded Subsidiary for reasons other than by virtue of clause (c) of the definition thereof)) or (ii) such release is approved, authorized or ratified by the requisite Lenders pursuant to Section 9.02.
(c)At such time as the principal and interest on the Loans, the fees, expenses and other amounts payable under the Loan Documents and the other Obligations (other than Unliquidated Obligations for which no claim has been made and other Obligations expressly stated to survive such payment and termination) shall have been paid in full in cash, the Commitments shall have been terminated (the “Termination Date”), the Collateral Documents and all obligations (other than those expressly stated to survive such termination) of each Guarantor thereunder shall automatically terminate, all without delivery of any instrument or performance of any act by any Person.
Notwithstanding anything to the contrary in this Agreement, upon a Subsidiary ceasing to be a Subsidiary (including by way of liquidation or dissolution) in a transaction permitted by this Agreement, such Subsidiary shall be automatically released and relieved of any obligations under this Agreement, the Guarantee Agreement, the Collateral Documents and all other Loan Documents, all Liens granted by such Subsidiary in its assets to the Administrative Agent shall be automatically released, all pledges to the Administrative Agent of Equity Interests in any such Subsidiary shall be automatically released, and the Administrative Agent is authorized to, and shall promptly, deliver to the Administrative Borrower any acknowledgement confirming such releases and all necessary releases and terminations, in each case as the Administrative Borrower may reasonably request to evidence such release and at Borrowers’ expense.

To the extent any Loan Document conflicts or is inconsistent with the terms of this Section, this Section shall govern and control in all respects.
Section 9.15.Appointment for Perfection. Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent and the Secured Parties, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession or control. Should any Lender (other than the Administrative Agent) obtain possession or control of any such Collateral, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions.
Section 9.16.Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the NYFRB Rate to the date of repayment, shall have been received by such Lender.
Section 9.17.No Fiduciary Duty, etc.
(a)Each of the Parent and the Borrowers acknowledges and agrees, and acknowledges the Subsidiaries’ understanding, that no Credit Party will have any obligations except those obligations expressly set forth herein and in the other Loan Documents and each Credit Party is acting solely in the capacity of an arm’s length contractual counterparty to the Parent and the Borrowers with respect to the Loan Documents and the transactions contemplated herein and therein and not as a financial advisor or a fiduciary to, or an agent of the Parent, any Borrower or any other person. Each of the Parent and the Borrowers agrees that it will not assert any claim against any Credit Party based on an alleged breach of fiduciary duty by such Credit Party in connection with this Agreement and the transactions contemplated hereby. Additionally, each of the Parent and the Borrowers acknowledges and agrees that no Credit Party is advising the Parent or the Borrowers as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction. Each of the Parent and the Borrowers shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated herein or in the other Loan Documents, and the Credit Parties shall have no responsibility or liability to the Parent or any Borrower with respect thereto.
(b)Each of the Parent and the Borrowers further acknowledges and agrees, and acknowledges the Subsidiaries’ understanding, that each Credit Party, together with its Affiliates, is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, any Credit Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Parent, the Borrowers, the Subsidiaries and other companies with which the Parent, any Borrower or any of the Subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any Credit Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.
(c)In addition, each of the Parent and the Borrowers acknowledges and agrees, and acknowledges the Subsidiaries’ understanding, that each Credit Party and its Affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Parent, any Borrower or any of the Subsidiaries may have conflicting interests regarding the transactions described herein and otherwise. No Credit Party will use confidential information obtained from the Borrowers by virtue of the transactions contemplated by the Loan

Documents or its other relationships with the Borrowers in connection with the performance by such Credit Party of services for other companies, and no Credit Party will furnish any such information to other companies. Each of the Parent and the Borrowers also acknowledges that no Credit Party has any obligation to use in connection with the transactions contemplated by the Loan Documents, or to furnish to the Parent, any Borrower or any of the Subsidiaries, confidential information obtained from other companies.
Section 9.18.Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and
(b)the effects of any Bail-In Action on any such liability, including, if applicable:
(i)a reduction in full or in part or cancellation of any such liability;
(ii)a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or
(iii)the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.
Section 9.19.[Reserved].
Section 9.20.Borrower for Tax Purposes. Each of the Parties to this Agreement hereby agree that Obagi Cosmeceuticals LLC is intended and expected to be the Borrower for U.S. federal income tax purposes. Accordingly, the Parties agree (i) that payments of interest under this Agreement are treated for U.S. federal income tax as received from sources within the United States and (ii) not to take any position to the contrary for U.S. federal income tax purposes.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the day and year first above written.

WALDENCAST PLC, as the Parent

By:	/s/ Hind Sebti
Name: Hind Sebti
Title: Director

MILK MAKEUP LLC, as a Borrower

By:	/s/ Michel Brousset
Name: Michel Brousset
Title: Chief Executive Officer

OBAGI COSMECEUTICALS LLC, as a Borrower

By:	/s/ Arash Khazei
Name: Arash Khazei
Title: President

Signature Page to Credit Agreement

LSSF II OFFSHORE INVESTMENTS, LP, individually as a Lender and as Administrative Agent, acting by its general partner, Lumina Fund II GP Ltd.

By:	/s/ Daniel Goldberg
Name: Daniel Goldberg
Title: Authorized Signatory

By:	/s/ Marco Kheirallah
Name: Marco Kheirallah
Title: Authorized Signatory

Signature Page to Credit Agreement

LUMINA STRATEGIC SOLUTIONS FUND II AGGREGATOR, as a Lender
represented by Lumina Fund II GP Ltd.

By:	/s/ Daniel Goldberg
Name: Daniel Goldberg
Title: Authorized Signatory

By:	/s/ Marco Kheirallah
Name: Marco Kheirallah
Title: Authorized Signatory

Signature Page to Credit Agreement

LUMINA SSF II SIDECAR C, LP, as a Lender
represented by Lumina Fund II GP Ltd.

By:	/s/ Daniel Goldberg
Name: Daniel Goldberg
Title: Authorized Signatory

By:	/s/ Marco Kheirallah
Name: Marco Kheirallah
Title: Authorized Signatory

Signature Page to Credit Agreement